Exhibit 99.1

KINROSS GOLD CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2011

Dated March 29, 2012

IMPORTANT NOTICE

ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM

Unless specifically stated otherwise in this Annual Information Form:

•                                          all dollar amounts are in United States dollars;

•                                          information is presented as at December 31, 2011; and

•                                          references to “Kinross”, the “Company”, “its”, “our” and “we”, or related terms, refer to Kinross Gold Corporation and its subsidiaries.

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Information Form including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Information Form. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “targets”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Information Form, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Management’s Discussion and Analysis, as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation agreement and investment protection agreement with the government (on terms satisfactory to Kinross), being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment;  (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion of the Tasiast and Chirano mines on a basis consistent with

Kinross’ current expectations, including but not limited to the terms and conditions of the legal and fiscal stability agreements for these operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; and (16) access to capital markets, including but not limited to securing project financing for Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, (including but not limited to income tax, advance income tax, stamp withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes, controls, policies and regulations), the security of personnel and assets and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company, including but not limited to, securities class action in Canada and/or the US; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis.  These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

CORPORATE STRUCTURE

Kinross Gold Corporation was initially created in May 1993 by the amalgamation of CMP Resources Ltd., Plexus Resources Corporation, and 1021105 Ontario Corp.  In December 2000, Kinross amalgamated with LT Acquisition Inc.; in January 2005, Kinross amalgamated with its wholly-owned subsidiary, TVX Gold Inc. (“TVX”); in January 2006, it amalgamated with its wholly-owned subsidiary, Echo Bay Mines Ltd. (“Echo Bay”); and in January 2011, it amalgamated with Underworld Resources Inc. (“Underworld”).  Kinross is the continuing entity resulting from these amalgamations.  Kinross is governed by the Business Corporations Act (Ontario) and its registered and principal offices are located at 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

Each of Kinross’ mining operations is a separate business unit managed by its Vice-President and General Manager, who in turn, reports to a Regional Vice-President, who then reports to the Chief Operating Officer.  Exploration strategies, corporate financing, tax planning, additional technical support services, hedging and acquisition strategies are managed centrally.  Execution of site/regional exploration strategies is managed locally.  Kinross’ risk management programs are subject to overview by its Audit and Risk Committee and the Board of Directors.

A significant portion of Kinross’ business is carried on through subsidiaries.  A chart showing the names of the significant subsidiaries of Kinross and their respective jurisdictions of incorporation, is set out below as of December 31, 2011.  All subsidiaries are 100% owned unless otherwise noted.

Kinross Gold Corporation ON
Kinross Gold U.S.A., Inc. NV Kinross 100%
EastWest Gold Corporation Canada Kinross 100%
MDO Holdings Ltd Cayman Kinross 100%
Aurelian Resources S.A. Canada Kinross 100%
Red Back Mining Inc. Canada Kinross 100%
Echo Bay Inc. DE Kinross 100%
Kinam Gold Inc. NV Kinross 100%
Crown Resources Corporation WA Kinross 100%
Round Mountain Gold Corporation DE Kinross 100%
Echo Bay Minerals Company DE Kinross 100%
Buckhorn Property USA Kinross 100%
Round Mountain Mine Property USA Kinross 50%
Kettle River Mine Property USA Kinross 100%
Kinam Refugio, Inc. DE Kinross 100%
Melba Creek Mining, Inc. AK Kinross 100%
Fairbanks Gold Mining, Inc. DE Kinross 100%
51%
49%
Propriété Fort Knox USA Kinross 100%
50%
50%
Compania Minera Maricunga Chile Kinross 100%
Propriété Maricunga Mine Chile Kinross 100%
Bema Gold (Bermuda) Ltd. Bermuda Kinross 100%
BGO (Bermuda) Ltd. Bermuda Kinross 100%
White Ice Ventures (BVI) BVI Kinross 100%
Compania Minera Casale Chile Kinross 25%
Cerro Casale Property Chile Kinross 25%
Chukotka Mining & Geological Company Russia Kinross 100%
Kupol Property Russia Kinross 100%
TVX Cayman Amaico Inc. Cayman Kinross 100%
50%
Mineracao Serra Grande S.A. Brazil Kinross 50%
Propriété Crixas Brazil Kinross 50%
Macaines Mining Properties Ltd. Cayman Kinross 100%
50%
50%
Compania Minera Mantos de Oro Chile Kinross 100%
Crixas La Copia Chile Kinross 100%
Minera Santa Rose SCM Chile Kinross 100%
Lobo Marte Property Chile Kinross 100%
Kinross Brasil Mineração S.A. Kinross 100%
Paracatu Property Brazil Kinross 100%
Aurelian Ecuador S.A. Ecuador Kinross 100%
Fruta del Norte Property Ecuador Kinross 100%
Tasiast Mauritanie Ltd. S.A. Mauritania Kinross 100%
Tasiast Gold Mine Property Mauritania Kinross 100%
Chirano Gold Mines Ltd. Ghana Kinross 100%
Chirano Gold Mine Property Ghana Kinross 90%

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation, West Africa and worldwide.  The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

Kinross’ strategy is to increase shareholder value through increases in precious metal reserves, net asset value, production, long-term cash flow and earnings per share.  Kinross’ strategy also consists of optimizing the performance, and therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

Kinross’ operations and mineral reserves are impacted by, among other things, changes in metal prices.  The average gold price during 2011 was approximately $1570 ($1225 during 2010).  Kinross used a gold price of $1200 per ounce at the end of 2011 to estimate mineral reserves.

Kinross’ share of proven and probable mineral reserves as at December 31, 2011, was 62.6 million ounces of gold, 84.9 million ounces of silver and 1.4 billion pounds of copper.

Three Year History

The acquisition of 100% of the outstanding shares of Aurelian Resources Inc. (“Aurelian”) was completed on September 30, 2008 for aggregate consideration consisting of approximately 43.7 million common shares of Kinross and approximately 19.7 million warrants, each warrant being exercisable for one Kinross common share at an exercise price of $32.00.  As a result of the acquisition, Kinross acquired a 100% interest in the Fruta del Norte (“FDN”) and Condor deposits in Ecuador as well as substantial exploration ground.

On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera Santa Rose SCM (“Minera”) from certain subsidiaries of Anglo American Plc (“Anglo”), and on January 8, 2009 Kinross acquired the remaining 60% interest in Minera from a subsidiary of Teck Cominco Limited (“Teck”).  Kinross holds a 100% interest in the Lobo-Marte gold project in Chile.  The aggregate purchase price for the acquisition of Minera consisted of $180 million in cash and approximately $70 million in Kinross common shares, plus a royalty on future production payable to Teck.

On February 5, 2009, Kinross completed the sale of 24,035,000 common shares at a price of $17.25 per common share.  Kinross sold the common shares to certain underwriters pursuant to an underwriting agreement dated January 22, 2009.  Kinross received net proceeds of approximately $396 million, which are being used to enhance the Company’s capital position following the funding of the approximately $180 million cash portion of the purchase price for acquisitions made in 2008 and 2009, with the balance being used for general corporate purposes.

On March 19, 2009 Kinross entered into a subscription agreement with Harry Winston Diamond Corporation (“Harry Winston”) pursuant to which, subject to certain terms and conditions, Kinross agreed to make a net investment of $150 million in exchange for a 22.5% minority interest in the partnership that holds Harry Winston’s 40% interest in the Diavik Diamond Mine joint venture and a 19.9% equity interest in Harry Winston.  The transaction was completed on March 31, 2009.

In September 2009, Kinross and Barrick Gold Corporation (“Barrick”) entered into a joint venture agreement in respect of the Cerro Casale property, pursuant to which the parties restructured their shareholdings in the joint venture company so that each of Barrick and Kinross held a 50% interest.

On December 2, 2009 Companhia Nacional De Mineração (“CNM”), a subsidiary of Kinross, closed a sale to Jaguar Mining Inc. (“Jaguar”) pursuant to which Jaguar purchased all of the shares held by CNM in MCT Mineração Ltda. (“MCT”, which holds the Gurupi project located in Brazil) for a purchase price of $42.5 million, which was paid through the issuance of 3,377,354 Jaguar common shares.

On January 20, 2010, Kinross entered into an agreement to acquire the Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 kilometres north of Kinross’ Kupol operation in the Chukotka region of the Russian Far East, from Northern Gold LLC and Regionruda LLC.  The purchase price for the transaction was $346.8 million, comprising $167 million in cash and approximately 10.6 million Kinross shares, which were issued from treasury.  The transaction was completed on August 27, 2010.

On February 17, 2010, Kinross entered into an agreement with Barrick to sell one-half of its 50% interest in the Cerro Casale project in Chile to Barrick for a total value of $474.3 million, comprising $454.3 million in cash, plus the assumption by Barrick of a $20 million contingent obligation.  The transaction was completed on March 31, 2010.

On March 15, 2010, Kinross entered into a support agreement with Underworld whereby Kinross agreed to make an offer to purchase all of the outstanding common shares of Underworld, other than common shares of Underworld held directly or indirectly by Kinross, on the basis of 0.141 of a common share of Kinross, plus Cdn.$0.01 per Underworld common share, and Underworld agreed to support the offer. The transaction was completed on June 30, 2010.

On May 7, 2010, Kinross closed a CAD $600 million private placement into Red Back Mining Inc. (“Red Back”). As a result of the transaction, Kinross held 24 million common shares of Red Back, representing approximately 9.4% of Red Back’s issued and outstanding common shares.

On July 23, 2010, Kinross entered into an agreement with a group of financial institutions to sell its approximate 19.9% equity interest in Harry Winston, consisting of 15.2 million Harry Winston common shares, on an underwritten block trade basis, for net proceeds of $185.6 million.  The sale was completed on July 28, 2010.

On August 25, 2010, Kinross completed the sale of its 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond Mines joint venture to Harry Winston for final net proceeds of $190 million. The purchase price was comprised of $50 million cash, approximately 7.1 million Harry Winston common shares (with a value of $69.7 million at the time that the transaction closed), and a note receivable in the amount of $70 million maturing 12 months from the transaction date. The note bore interest at a rate of 5% per annum and was repaid in cash by Harry Winston to Kinross on August 25, 2011.  On March 23, 2011, Kinross entered into an agreement with a group of financial institutions to sell its approximate 8.5% equity interest in Harry Winston, consisting of approximately 7.1 million common shares, on an underwritten block trade basis for net proceeds of approximately $100.6 million.

On August 27, 2010, Kinross completed the acquisition of B2Gold Corporation’s (“B2Gold”) right to an interest in the Kupol East and Kupol West exploration licence areas. Under the terms of a previous agreement, Kinross had undertaken to secure a 37.5% joint venture interest for B2Gold in the Kupol East and Kupol West exploration licence areas. According to the new agreement, Kinross is no longer obligated to enter into joint venture arrangements with B2Gold in respect of Kinross’ 75% interest in these licence areas.  In exchange, Kinross paid B2Gold $33 million in cash on closing and agreed to contingent payments based on National Instrument 43-101 qualified proven and probable gold reserves at the subject properties, should such gold reserves be declared in future and payments based on 1.5% net smelter returns of from any future production at the properties.

On September 17, 2010, Kinross completed the acquisition of all of the issued and outstanding common shares of Red Back for total consideration of approximately $8.7 billion, including the cost of a previously owned interest. In accordance with the arrangement agreement, former Red Back shareholders received 1.778 Kinross common shares plus 0.11 of a Kinross common share purchase warrant for each common share of Red Back. Each whole warrant is exercisable for a period of four years at an exercise price of $21.30 per Kinross common share.

On March 31, 2011, Kinross amended its unsecured revolving credit facility.  The changes to the facility included an increase of available credit from $600 million to $1.2 billion.  The facility will expire on March 31, 2015.

On April 27, 2011, Kinross entered into a Share Purchase Agreement with the State Unitary Enterprise of the Chukotka Autonomous Okrug or “CUE”, to repurchase the 2,292,348 shares of CMGC held by CUE, representing 25.01% of CMGC’s outstanding share capital, for an approximate consideration of $335 million, including transaction costs.  As a result Kinross owns 100% of CMGC, which in turn, holds both the Kupol mine and the Kupol East-West exploration licences in the Chukotka region of the Russian Federation.

On August 22, 2011, Kinross completed a $1 billion offering of debt securities, consisting of $250 million principal amount of its 3.625% Senior Notes due 2016, $500 million principal amount of its 5.125% Senior Notes due 2021 and $250 million principal amount of its 6.875% Senior Notes due 2041 (collectively, the “notes”). The notes are unsecured, senior obligations of Kinross and are wholly and unconditionally guaranteed by certain of Kinross’ wholly-owned subsidiaries that are also guarantors under Kinross’ senior unsecured credit agreement.

On December 22, 2011, Kinross announced that it had completed a $200 million non-recourse loan issued to CMGC by a group of international financial institutions. The non-recourse loan carries a term of five years, with annual interest of London Inter Bank Offered Rate plus 2.5%.

On February 15, 2012, Kinross announced an update regarding its previously announced capital and project optimization process.  As a result of that process, Kinross confirmed that the Tasiast and then Dvoinoye projects remained the key development priorities, and the expected development timelines for the Fruta Del Norte and Lobo-Marte projects would be extended.

DESCRIPTION OF THE BUSINESS

Kinross is principally engaged in the exploration for, and acquisition, development and operation of, gold-bearing properties.  The material properties of Kinross as of December 31, 2011 were as follows:

Property (1)	Location	Property Ownership
Fort Knox	Alaska, United States	100%
Paracatu	Minas Gerais, Brazil	100%
Kupol	Russian Federation	100	%(2)
Tasiast	Mauritania	100%

(1)             The Fort Knox, Paracatu and Tasiast properties are subject to various royalties (See “Kinross Material Properties” — “Fort Knox and Area, Alaska, United States” and “Paracatu, Brazil” and “Tasiast, Mauritania”).

(2)             On April 27, 2011, Kinross acquired the 25% of Kupol it did not already own through its subsidiary, Chukotka Mining and Geological Company (“CMGC”), giving Kinross 100% ownership of the Kupol mine.

In addition, as of December 31, 2011, Kinross held a 50% interest in the Crixas mine, situated in Brazil, a 100% interest in the Kettle River property in Washington, United States, which includes the Kettle River mill and the Buckhorn mine, a 50% interest in the Round Mountain mine in Nevada, United States, a 100% interest in the La Coipa mine in Chile, a 90% interest in the Chirano mine in Ghana, a 100% interest in the Lobo-Marte property in Chile, a 25% interest in the Cerro Casale property in Chile, a 100% interest in the Maricunga mine in Chile, a 100% interest in the FDN project in Ecuador and other mining properties in various stages of exploration, development, reclamation, and closure.  The Company’s principal product is gold and it also produces silver as a byproduct.

Employees

At December 31, 2011 Kinross and its subsidiaries employed approximately 8,230 persons.  Kinross’ employees in the United States, Canada and Russia are non-unionized.  In Chile, both of La Coipa’s collective agreements were successfully negotiated and will extend until July 31, 2014.  Maricunga has three collective agreements in place, two of which expire on February 28, 2014 (relating to operations employees) and one of which expires on December 31, 2012

(relating to a supervisory employee).  In Ecuador, the employees at Fruta del Norte are represented by an employee association.  Paracatu, Brazil has an annual collective bargaining process, with the agreement having an annual expiry date of January 31st.  In West Africa, employees at both the Chirano and Tasiast mines are represented by unions.  Chirano’s agreements with its union and association expire at the end of August 2012.  At Tasiast, a new delegation of union representatives will be elected by the employees in April 2012 following which it is expected that a multi-year collective agreement will be negotiated.  Kinross considers the status of its employee relations to be very positive.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business.  Kinross competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties.  The ability of Kinross to replace or increase its mineral reserves and mineral resources in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection

Kinross’ exploration activities and mining and processing operations are subject to the federal, state, provincial, regional and local environmental laws and regulations in the jurisdictions in which Kinross’ activities and facilities are located. For example, in the United States, Kinross is subject to a number of such laws and regulations including, without limitation: the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right to Know Act; the Endangered Species Act; the Federal Land Policy and Management Act; the National Environmental Policy Act; the Resource Conservation and Recovery Act; and related state laws.

Kinross is subject to similar laws in other jurisdictions in which it operates.  In all jurisdictions in which Kinross operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities.  Regulatory approval of a detailed plan of operations and a comprehensive environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans.  In all jurisdictions in which Kinross operates, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries, wildlife and biodiversity protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use, and reclamation.  Except as may be otherwise disclosed herein, Kinross is currently in compliance, in all material respects, with all material applicable environmental laws and regulations.  Details and quantification of the Company’s reclamation and remediation obligations are set out in Note 14 to the audited Consolidated Financial Statements of the Company for the year ended December 31, 2011.

At Kinross, a strong environmental ethic and sound environmental management program have been integrated with core business functions at all levels, and at all locations throughout the organization.

As part of Kinross’ Corporate Responsibility Management System, corporate environmental governance programs that Kinross has implemented include:

STANDARDS — Corporate environmental management standards provide a clear bottom line for all Kinross activities in all jurisdictions in which we carry on business.  Where legal requirements are unclear, Kinross’ environmental management standards provide clear direction regarding performance expectations and minimum design and operating requirements.

An example of this is Kinross’ decision to adopt the standards that comprise the International Cyanide Management Code for the Manufacture, Transport and Use of cyanide in the Production of Gold (the “Cyanide Code”).  Kinross is a signatory to the Cyanide Code, which is administered by the International Cyanide Management Institute (the “ICMI”).  The ICMI is an independent body that was established by a multi-stakeholder group under the guidance of the United Nations Environmental Program.  The ICMI established operating standards for cyanide manufacturers, transporters and mines and provides for third party certification of facilities’ compliance with the Cyanide Code.  All Kinross operations have either already been certified as compliant with the Cyanide Code or are preparing to be certified.

AUDITS - Comprehensive environmental compliance audits are conducted at all operations and at selected residual properties on a biennial basis. The audit program assesses compliance with applicable legal requirements, measures effectiveness of management systems, and includes procedures to ensure timely follow-up on audit findings.

METRICS - Kinross has identified operational parameters that are key indicators of environmental performance, and measures these indicators on a regular basis. The Company tracks an index of these key performance indicators and sets performance targets to encourage continuous environmental improvement.

ENGINEERING - To effectively manage environmental risk, a program is in place to assess the management and stability of tailings and heap leach facilities. It includes a detailed water balance accounting, to assure sufficient storage capacity, and a review of operational procedures. Every Kinross operation has a tailings or heap management plan in place.  In addition, Kinross performs periodic assessments of engineered systems to assure adequate secondary systems are in place to minimize or eliminate environmental risks.

RECLAMATION - Kinross recognizes its responsibility to manage the environmental change associated with its operations, and requires all material sites to develop and maintain reclamation and closure plans to address the Company’s reclamation and closure obligations in a way that demonstrates excellence and establishes industry-wide leadership through example.

The results of these programs have been recognized by others within and outside the mining industry. Examples of significant recognition of Kinross’ efforts are listed on Kinross’ website at www.kinross.com.

Operations

Kinross’ production in 2011 was derived from the mines in North America (25%), South America (36%), West Africa (17%) and the Russian Federation (22%).  The following shows the location of Kinross’ properties as of the date hereof.

Gold Equivalent Production and Sales

The following table summarizes attributable production and sales by Kinross in the last three years:

	Years ended December 31,
	2011	2010	2009

Gold equivalent production — ounces	2,610,373	2,334,104	2,238,665

Gold equivalent sales - ounces	2,611,287	2,343,505	2,251,189

Included in gold equivalent production and sales is silver production and sales, as applicable, converted into gold production using a ratio of the average spot market prices of gold and silver for the three comparative years.  The ratios were 44.65:1 in 2011, 60.87:1 in 2010 and 66.97:1 in 2009.

The following table sets forth the attributable gold equivalent production (in ounces) reflective of Kinross’ interest in each of its operating assets during the last three years:

	2011	2010	2009
North America:
Fort Knox	289,794	349,729	263,260
Round Mountain (1)	187,444	184,554	213,916
Kettle River-Buckhorn	175,292	198,810	173,555
Total	652,530	733,093	650,731

South America:
Paracatu	453,396	482,397	354,396
Maricunga	236,249	156,590	233,585
La Coipa	178,287	196,330	231,169
Crixas (1)	66,583	74,777	74,654
Total	934,515	910,094	893,804

West Africa
Tasiast(2)	200,619	56,611	N/A
Chirano(2)(3)	235,661	80,298	N/A
Total	436,280	136,909

Russian Federation:
Kupol(4)	587,048	554,008	694,130

(1)         Represents Kinross’ 50% ownership interest.

(2)         Kinross acquired Tasiast and Chirano on September 17, 2010 in the acquisition of Red Back.

(3)         Represents Kinross’ 90% ownership interest.

(4)         On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol.  As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Marketing

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market.  Gold has two principal uses:  product fabrication and bullion investment.  Fabricated gold has a wide variety of end uses, including jewellery manufacture (the largest fabrication component), electronics, dentistry, industrial and decorative uses, medals, medallions, and official coins.  Gold bullion is held primarily as a store of value and a safeguard against devaluation of paper assets denominated in fiat currencies.  Kinross sells all of its refined gold to banks, bullion dealers, and refiners.  In 2011, sales to its top two customers totalled $1,421.3 million and $521.9 million, respectively, for an aggregate of $1,943.2 million.  In 2010, sales to three customers totalled $1,152.7 million, $353.4 million and $353.1 million, respectively, for an aggregate of $1,859.2 million.  Due to the size of the bullion market and the above ground inventory of bullion, activities by Kinross will generally not influence gold prices.  Kinross believes that the loss of any of these customers would have no material adverse impact on Kinross because of the active worldwide market for gold.

The following table sets forth for the years indicated the high and low London Bullion Market afternoon fix prices for gold:

Year	High	Low	Average
2002	$349.30	$277.75	$309.68
2003	$416.25	$319.90	$363.32
2004	$454.20	$375.00	$409.17
2005	$536.50	$411.10	$444.45
2006	$725.00	$524.25	$603.77
2007	$841.10	$608.40	$695.39
2008	$1,011.25	$712.50	$871.96
2009	$1,212.50	$810.00	$972.35
2010	$1,421.00	$1,058.00	$1,224.52
2011	$1,895.00	$1,319.00	$1,570.25

Kinross Mineral Reserves and Mineral Resources

Definitions

The estimated mineral reserves and mineral resources for Kinross’ properties have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on November 27, 2010 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (the “Instrument”).  The following definitions are reproduced from the CIM Standards:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Reserve and Mineral Resource Estimates

The following tables set forth the estimated mineral reserves and mineral resources attributable to interests held by Kinross for each of its properties:

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1),(3),(6),(7),(14)
Kinross Gold Corporation’s Share at December 31, 2011

			Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property		Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	141,633	0.39	1,763	173,036	0.46	2,540	314,669	0.43	4,303
Kettle River		USA	100.0%	—	—	—	1,082	10.96	381	1,082	10.96	381
Round Mountain Area		USA	50.0%	24,968	0.70	563	50,048	0.53	849	75,016	0.59	1,412
SUBTOTAL				166,601	0.43	2,326	224,166	0.52	3,770	390,767	0.49	6,096

SOUTH AMERICA
Cerro Casale	(10)	Chile	25.0%	57,425	0.65	1,195	241,975	0.59	4,616	299,400	0.60	5,811
Crixas	(9)	Brazil	50.0%	1,859	3.35	200	1,458	3.73	175	3,317	3.52	375
Fruta del Norte		Ecuador	100.0%	—	—	—	25,440	8.21	6,715	25,440	8.21	6,715
La Coipa	(11)	Chile	100.0%	12,435	1.36	544	2,828	1.33	121	15,263	1.36	665
Lobo Marte	(13)	Chile	100.0%	—	—	—	164,230	1.14	6,028	164,230	1.14	6,028
Maricunga Area		Chile	100.0%	126,709	0.74	3,000	145,472	0.63	2,948	272,181	0.68	5,948
Paracatu		Brazil	100.0%	682,118	0.40	8,670	640,113	0.42	8,715	1,322,231	0.41	17,385
SUBTOTAL				880,546	0.48	13,609	1,221,516	0.75	29,318	2,102,062	0.64	42,927

AFRICA
Chirano		Ghana	90.0%	8,135	1.46	381	14,505	3.43	1,599	22,640	2.72	1,980
Tasiast		Mauritania	100.0%	88,808	1.75	4,990	40,075	1.92	2,467	128,883	1.80	7,457
SUBTOTAL				96,943	1.72	5,371	54,580	2.32	4,066	151,523	1.94	9,437

RUSSIA
Dvoinoye		Russia	100.0%	—	—	—	1,950	17.80	1,116	1,950	17.80	1,116
Kupol		Russia	100.0%	2,073	10.09	673	7,488	9.63	2,319	9,561	9.73	2,992
SUBTOTAL				2,073	10.09	673	9,438	11.32	3,435	11,511	10.66	4,108

TOTAL GOLD				1,146,163	0.60	21,979	1,509,700	0.84	40,589	2,655,863	0.73	62,568

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1),(3),(6),(7)
Kinross Gold Corporation’s Share at December 31, 2011

			Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property		Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	110	7.8	28	11,492	7.1	2,616	11,602	7.1	2,644
SUBTOTAL				110	7.8	28	11,492	7.1	2,616	11,602	7.1	2,644

SOUTH AMERICA
Cerro Casale	(10)	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
Fruta del Norte		Ecuador	100.0%	—	—	—	25,440	11.0	9,004	25,440	11.0	9,004
La Coipa	(11)	Chile	100.0%	12,435	41.6	16,639	2,828	37.5	3,406	15,263	40.8	20,045
SUBTOTAL				69,860	9.0	20,161	270,243	2.7	23,560	340,103	4.0	43,721

RUSSIA
Dvoinoye		Russia	100.0%	—	—	—	1,950	21.8	1,370	1,950	21.8	1,370
Kupol		Russia	100.0%	2,073	143.2	9,548	7,488	114.6	27,589	9,561	120.8	37,137
SUBTOTAL				2,073	143.2	9,548	9,438	119.1	28,959	11,511	104.0	38,507

TOTAL SILVER				72,043	12.8	29,737	291,173	5.9	55,135	363,216	7.3	84,872

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	COPPER
PROVEN AND PROBABLE MINERAL RESERVES (3),(6),(7)
Kinross Gold Corporation’s Share at December 31, 2011

			Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property		Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	(10)	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
SUBTOTAL				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

TOTAL COPPER				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

Measured and Indicated Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Measured and Indicated Mineral Resources

This section uses the terms “Measured” and “Indicated” mineral resources.  United States investors are advised that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  United States investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves or recovered.

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2),(3),(4),(6),(7),(8)
Kinross Gold Corporation’s Share at December 31, 2011

			Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property		Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	7,638	0.33	81	104,460	0.40	1,345	112,098	0.40	1,426
Round Mountain Area		USA	50.0%	16,143	0.77	400	59,535	0.49	938	75,678	0.55	1,338
White Gold Area	(12)	Yukon	100.0%	—	—	—	9,797	3.19	1,005	9,797	3.19	1,005
SUBTOTAL				23,781	0.63	481	173,792	0.59	3,288	197,573	0.59	3,769

SOUTH AMERICA
Cerro Casale	(10)	Chile	25.0%	5,853	0.29	55	68,534	0.35	777	74,387	0.35	832
Crixas	(9)	Brazil	50.0%	238	4.87	37	283	3.70	34	521	4.23	71
Fruta del Norte		Ecuador	100.0%	—	—	—	4,266	4.89	671	4,266	4.89	671
La Coipa	(11)	Chile	100.0%	12,041	1.09	422	4,785	1.02	157	16,826	1.07	579
Lobo Marte	(13)	Chile	100.0%	—	—	—	34,052	0.83	908	34,052	0.83	908
Maricunga Area		Chile	100.0%	20,056	0.64	413	182,061	0.58	3,374	202,117	0.58	3,787
Paracatu		Brazil	100.0%	44,937	0.29	415	262,709	0.34	2,876	307,646	0.33	3,291
SUBTOTAL				83,125	0.50	1,342	556,690	0.49	8,797	639,815	0.49	10,139

AFRICA
Chirano		Ghana	90.0%	1,031	1.57	52	2,276	2.25	164	3,307	2.04	216
Tasiast		Mauritania	100.0%	119,307	0.62	2,367	283,909	0.96	8,738	403,216	0.86	11,105
SUBTOTAL				120,338	0.63	2,419	286,185	0.97	8,902	406,523	0.87	11,321

RUSSIA
Dvoinoye		Russia	100.0%	—	—	—	243	17.79	139	243	17.79	139
SUBTOTAL				—	—	—	243	17.79	139	243	17.79	139

TOTAL GOLD				227,244	0.58	4,242	1,016,910	0.65	21,126	1,244,154	0.63	25,368

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2),(3),(4),(6),(7),(8)
Kinross Gold Corporation’s Share at December 31, 2011

			Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property		Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	35	7.7	9	5,088	6.5	1,058	5,123	6.5	1,067
SUBTOTAL				35	7.7	9	5,088	6.5	1,058	5,123	6.5	1,067

SOUTH AMERICA
Cerro Casale	(10)	Chile	25.0%	5,853	1.3	240	68,534	1.1	2,419	74,387	1.1	2,659
Fruta del Norte		Ecuador	100.0%	—	—	—	4,266	10.3	1,412	4,266	10.3	1,412
La Coipa	(11)	Chile	100.0%	12,041	39.3	15,224	4,785	20.1	3,093	16,826	33.9	18,317
SUBTOTAL				17,894	26.9	15,464	77,585	2.8	6,924	95,479	7.3	22,388

RUSSIA
Dvoinoye		Russia	100.0%	—	—	—	243	12.3	96	243	12.3	96
SUBTOTAL				—	—	—	243	12.3	96	243	12.3	96

TOTAL SILVER				17,929	26.8	15,473	82,916	3.0	8,078	100,845	7.3	23,551

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (3),(4),(7),(8)
Kinross Gold Corporation’s Share at December 31, 2011

			Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property		Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	(10)	Chile	25.0%	5,853	0.13	16	68,534	0.16	243	74,387	0.16	259
SUBTOTAL				5,853	0.13	16	68,534	0.16	243	74,387	0.16	259

TOTAL COPPER				5,853	0.13	16	68,534	0.16	243	74,387	0.16	259

Inferred Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Inferred Mineral Resources

This section uses the terms “Inferred” mineral resources.  United States investors are advised that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  United States investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves or recovered.

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
INFERRED MINERAL RESOURCES (2),(3),(4),(6),(7),(8)
Kinross Gold Corporation’s Share at December 31, 2011

			Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
Property		Location	(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	22,180	0.41	295
Kettle River	(5)	USA	100.0%	255	10.39	85
Round Mountain Area		USA	50.0%	35,242	0.41	464
White Gold Area	(12)	Yukon	100.0%	9,391	1.91	578
SUBTOTAL				67,068	0.66	1,422

SOUTH AMERICA
Cerro Casale	(10)	Chile	25.0%	124,894	0.37	1,504
Crixas	(9)	Brazil	50.0%	3,405	4.67	511
Fruta del Norte		Ecuador	100.0%	22,093	5.13	3,645
La Coipa	(11)	Chile	100.0%	4,508	2.07	300
Lobo Marte	(13)	Chile	100.0%	112,767	0.78	2,834
Maricunga Area		Chile	100.0%	377,609	0.47	5,651
Paracatu		Brazil	100.0%	158,591	0.40	2,020
SUBTOTAL				803,867	0.64	16,465

AFRICA
Chirano		Ghana	90.0%	1,508	1.75	85
Tasiast		Mauritania	100.0%	78,217	0.74	1,860
SUBTOTAL				79,725	0.76	1,945

RUSSIA
Dvoinoye		Russia	100.0%	155	12.82	64
Kupol		Russia	100.0%	425	15.50	212
SUBTOTAL				580	14.80	276

TOTAL GOLD				951,240	0.66	20,108

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
INFERRED MINERAL RESOURCES (2),(3),(4),(6),(7),(8)
Kinross Gold Corporation’s Share at December 31, 2011

			Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
Property		Location	(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	207	3.1	20
SUBTOTAL				207	3.0	20

SOUTH AMERICA
Cerro Casale	(10)	Chile	25.0%	124,894	1.0	4,198
Fruta del Norte		Ecuador	100.0%	22,093	10.4	7,359
La Coipa	(11)	Chile	100.0%	4,508	49.1	7,113
SUBTOTAL				151,495	3.8	18,670

RUSSIA
Dvoinoye		Russia	100.0%	155	12.6	63
Kupol		Russia	100.0%	425	219.1	2,994
SUBTOTAL				580	164.0	3,057

TOTAL SILVER				152,282	4.4	21,747

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	COPPER
INFERRED MINERAL RESOURCES (3),(4),(6),(7),(8)
Kinross Gold Corporation’s Share at December 31, 2011

			Kinross	Inferred
			Interest	Tonnes	Grade	Pounds
Property		Location	(%)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	(10)	Chile	25.0%	124,894	0.19	527
SUBTOTAL				124,894	0.19	527

TOTAL COPPER				124,894	0.19	527

Stockpiles

The following table reflects proven mineral reserves attributable to Kinross’ ownership interest in stockpiles at the identified properties:

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT
STOCKPILE INVENTORY (INCLUDED IN PROVEN AND PROBABLE MINERAL RESERVES)
Kinross Gold Corporation’s Share at December 31, 2011

		Kinross	Input	Proven			Input	Probable			Proven and Probable
		Interest	Tonnes	Tonnes	Grade	Ounces	Tonnes	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(x 1000)	(kt)	(g/t)	(koz)	(x 1000)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
GOLD
Chirano Stockpile	Ghana	90.0%	3,803	3,422	0.99	109	—	—	—	—	3,422	0.99	109
Crixas Stockpile	Brazil	50.0%	55	27	1.89	2	—	—	—	—	27	1.89	2
Fort Knox Stockpile	USA	100.0%	101,275	101,275	0.33	1,078	—	—	—	—	101,275	0.33	1,078
Kettle River Stockpile	USA	100.0%	—	—	—	—	—	—	—	—	—	—	—
Kupol Stockpile	Russia	100.0%	443	443	5.41	77	—	—	—	—	443	5.41	77
La Coipa Stockpile	Chile	100.0%	2,848	2,848	0.53	49	—	—	—	—	2,848	0.53	49
Paracatu Stockpile	Brazil	100.0%	3,682	3,682	0.27	32	—	—	—	—	3,682	0.27	32
Round Mountain Stockpile	USA	50.0%	2,417	1,209	0.88	34	—	—	—	—	1,209	0.88	34
Tasiast Stockpile	Mauritania	100.0%	—	—	—	—	—	—	—	—	—	—	—
TOTAL				112,906	0.38	1,381		—	—	—	112,906	0.38	1,381

SILVER
Kupol Stockpile	Russia	100.0%	443	443	90.8	1,292	—	—	—	—	443	90.8	1,292
La Coipa Stockpile	Chile	100.0%	2,848	2,848	37.1	3,396	—	—	—	—	2,848	37.1	3,396
TOTAL				3,291	44.3	4,688		—	—	—	3,291	44.3	4,688

Notes — 2011 Kinross Mineral Reserve & Resource Statements

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 30.00 per ounce and a copper price of US $3.00 per pound.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rouble to $US 31

Chilean Peso to $US 485

Brazilian Real to $US 1.65

Ghanaian Cedi to $US 1.50

Mauritanian Ouguiya to $US 275

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 33.00 per ounce, a copper price of US $3.75 per pound and the following foreign exchange rates:

Russian Rouble to $US 29

Chilean Peso to $US 471

Brazilian Real to $US 1.61

Ghanaian Cedi to $US 1.50

Mauritanian Ouguiya to $US 275

(3) The Company’s mineral reserves and mineral resources as at December 31, 2011 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended from time to time, the “CIM Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”).  Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources.  These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM Standards. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.   In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5) Kettle River mineral resources were estimated using the same gold price as mineral reserves ($US1,200/oz).

(6) Except as provided in Note (12), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross as at February 15, 2012, who is a qualified person as defined by NI 43-101.

(7) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.  Independent data verification has not been performed.

(8) Mineral resources that are not mineral reserves do not have to demonstrate economic viability.  Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves.  Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9) The Crixas mine is operated by AngloGold Ashanti Ltd.  Mineral reserves are reported based on a gold price of $US 1,100 per ounce.  Mineral resources are reported using a gold price of $US 1,600 per ounce.  Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Real to $US1.94.

(10) Estimates for the Cerro Casale project are based on the feasibility study completed in 2009 by the joint venture and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves - Gold price of $US 1,200 per ounce, Silver price of $US 22.00 per ounce, Copper price of $US 2.75 per pound

Mineral resources - Gold price of $US 1,400 per ounce, Silver price of $US 28.00 per ounce, Copper price of $US 3.25 per pound

Chilean Peso to $US 500

(11) Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

(12) The mineral resource estimates for the White Gold Property were prepared by Mr. Wayne Barnett, Pr.Sci.Nat., and Mr. Marek Nowak, P. Eng.,  of SRK Consulting, both of whom are qualified persons as defined by NI 43-101. Mineral resources are reported at a cut-off of 0.5 g/t for open pit and 2.0 g/t for underground.

(13) The mineral resources and mineral reserves for Lobo-Marte are based on the pre-feasibility study completed by the Company in 2010.

(14) The mineral reserves presented herein comply with the reserve categories of SEC Guide 7 except for mineral reserves at Lobo-Marte, which estimates are based on the pre-feasibility study completed in 2010.  For mineral reserves under NI 43-101, a pre-feasibility study is sufficient, however for reserves under SEC Guide 7, a feasibility study is required.

The following table summarizes the assumptions used in calculating mineral resources and reserves, including average process recovery, cut-off grade assumptions, the foreign exchange rate into U.S. dollars, total cost per ounce, and reserve drill spacing.

	Average	2011 Average	Foreign	Unit	Reserve Drill Spacing
	Process	Gold Cutoff	Exchange Rates	Cost	Proven	Probable
Property	Recovery (%)	Grade(s) (gpt)	(per U.S. $)	(U.S. $/tonne)	(m)	(m)
GOLD or GOLD Equivalent
Fort Knox and Area	54.3% to 78.1%	0.15 to 0.32	n/a	$3.1 to $9.1	30.5	51.5
Kettle River	89.5%	5.87 to 6.05	n/a	$184.4 to $189.8	30.5	30.5
Round Mountain and Area	17% to 80%	0.24 to 0.93	n/a	$4.3 to $8.5	15.2	30.5
Cerro Casale	50% to 79%	0.19 to 0.36	500.0	$4.9 to $8.4	35.0	75.0
Crixás	90.5% to 93.9%	1.99 to 3.23	1.94	$57.7 to $95.9	25.0	50.0
Fruta del Norte	89.4 to 96.7%	3.08 to 4.30	n/a	$107.4 to $138.6	n/a	40.0
La Coipa	58.1% to 87.9%	0.84 to 1.17	485.0	$26.3 to $30.8	25.0	50.0
Lobo Marte	50.9% to 78.8%	0.28 to 0.37	485.0	$5.5 to $7.3	n/a	75.0
Maricunga	53 to 85%	0.28 to 0.38	485.0	$9.6 to $11.3	30.0	60.0
Paracatu	78.6% to 80.9%	0.21	1.7	$5.5 to $7.3	100.0	140.0
Chirano	90% to 91.4%	(u/g)	1.5	$29.1 to $49.3	35.0	50.0 to 75.0
Tasiast	62 to 93%	0.13 to 0.98	275.0	$3.6 to 32.0	25.0	35.0 to 50 .0
Dvoinoye	94.0%	7.4 to 7.8	31.0	$248.6 to 262.8	n/a	30.0
Kupol	94.5%	3.0 (o/p), 6.0 (u/g)	31.0	$121.0 to $150.9	12.5	25.0 to 50.0

SILVER
Cerro Casale	n/a	n/a	500.0	$4.88 to $8.36	35.0	75.0
Kupol	83.9%	n/a	31.0	$150.9	n/a	25.0 to 50.0
La Coipa	40.6% to 69.0%	0.84 to 1.17	485.0	$26.3 to $30.8	25.0	50.0

COPPER
Cerro Casale	9.5% to 87.5%	0.20 to 0.23%	500.0	$4.88 to $8.36	35.0	75.0

Reserve reconciliation is shown in the following tables:

Gold

Gold Reserves

	Kinross	2010 Gold	Production	Exploration/Engineering	Reserve Growth	2011 Gold
	Interest	Reserves	Depletion	Change	or Depletion	Reserves
Mining Operation/Project	(%)	(koz)	(koz)	(koz)	(koz)	(koz)
NORTH AMERICA
Fort Knox	100.0%	3,579	(327)	1,051	724	4,303
Kettle River	100.0%	562	(189)	8	(181)	381
Round Mountain and Area	50.0%	1,319	(185)	278	93	1,412
SUBTOTAL		5,460	(701)	1,337	636	6,096

SOUTH AMERICA
Cerro Casale	25.0%	5,793	—	18	18	5,811
Crixas	50.0%	392	(74)	57	(17)	375
Fruta del Norte	100.0%	6,775	—	(60)	(60)	6,715
La Coipa	100.0%	938	(104)	(169)	(273)	665
Lobo Marte	100.0%	6,028	—	—	—	6,028
Maricunga Area	100.0%	6,089	(379)	238	(141)	5,948
Paracatu	100.0%	18,485	(635)	(465)	(1,100)	17,385
SUBTOTAL		44,500	(1,192)	(381)	(1,573)	42,927

AFRICA
Chirano	90.0%	2,434	(233)	(221)	(454)	1,980
Tasiast	100.0%	7,563	(410)	304	(106)	7,457
SUBTOTAL		9,997	(643)	83	(560)	9,437

RUSSIA
Dvoinoye	100.0%	—	—	1,116	1,116	1,116
Kupol	100.0%	2,482	(570)	1,080	510	2,992
SUBTOTAL		2,482	(570)	2,196	1,626	4,108
TOTAL GOLD		62,439	(3,106)	3,235	129	62,568

Silver

	Kinross	2010 Silver	Production	Exploration/Engineering	Reserve Growth	2011 Silver
	Interest	Reserves	Depletion	Change	or Depletion	Reserves
Mining Operation/Project	(%)	(koz)	(koz)	(koz)	(koz)	(koz)
NORTH AMERICA
Round Mountain and Area	50.0%	2,560	—	84	84	2,644
SUBTOTAL		2,560	—	84	84	2,644

SOUTH AMERICA
Cerro Casale	25.0%	14,682	—	(10)	(10)	14,672
Fruta del Norte	100.0%	9,141	—	(137)	(137)	9,004
La Coipa	100.0%	32,974	(9,134)	(3,795)	(12,929)	20,045
SUBTOTAL		56,797	(9,134)	(3,942)	(13,076)	43,721

RUSSIA
Dvoinoye	100.0%	—	—	1,370	1,370	1,370
Kupol	100.0%	31,551	(8,156)	13,742	5,586	37,137
SUBTOTAL		31,551	(8,156)	15,112	6,956	38,507
TOTAL SILVER		90,908	(17,290)	11,254	(6,036)	84,872

Copper

	Kinross	2010 Copper	Production	Exploration/Engineering	Reserve Growth	2011 Copper
	Interest	Reserves	Depletion	Change	or Depletion	Reserves
Mining Operation/Project	(%)	(Mlbs)	(Mlbs)	(Mlbs)	(Mlbs)	(Mlbs)
SOUTH AMERICA
Cerro Casale	25.0%	1,446	—	(2)	(2)	1,444
SUBTOTAL		1,446	—	(2)	(2)	1,444
TOTAL COPPER		1,446	—	(2)	(2)	1,444

Kinross Material Properties

The technical information in this Annual Information Form, except for the Tasiast property description below, has been prepared under the supervision of, or reviewed by, Mr. Rob Henderson, a qualified person under NI 43-101, who was an officer of the Company as at December 31, 2011.  The Tasiast property description has been prepared under the supervision of, or reviewed by, Mr. Mark Sedore, a qualified person under NI 43-101, who is an officer of the Company.

Fort Knox and Area, Alaska, United States

General

Kinross is the owner of the Fort Knox mine located in Fairbanks North Star Borough, Alaska.  The Fort Knox mine includes the main Fort Knox open pit mine, mill, tailings storage facility and heap leach facility; and the True North open pit mine (which is under reclamation).

Detailed financial production and operational information for the Fort Knox mine is available in Kinross’ management’s discussion and analysis for the year ended December 31, 2011 (the “MD&A”).

Property Description and Location

Fort Knox Open Pit

The Fort Knox open pit mine, mill and heap leach facility are located approximately 40 kilometres northeast of the City of Fairbanks, Alaska.  Kinross controls mineral and surface rights covering approximately 22,600 hectares through an Upland Mineral Lease issued by the State of Alaska, fee ownership, State of Alaska mining claims, federal mining claims and private leases.  Mineral reserves at the Fort Knox mine are situated on land covered by the Upland Mineral Lease.  The Upland Mineral Lease expires in 2014 and may be renewed for a period not to exceed 55 years.

Production from the Fort Knox mine is subject to a 3% production royalty based on net income (adjusted for certain items) and recovery of the initial capital investment and a Mining License Tax which ranges from 3% to 7% of taxable income (adjusted for certain items). Kinross royalties and production taxes are estimated to be $6.3 million for 2011 compared to $8.1 million for 2010.

All requisite permits have been obtained for mining and continued development of the existing Fort Knox open pit mine and are in good standing in all material respects.

True North Open Pit

Mining at the True North open pit is complete and the property is under reclamation.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Fort Knox mine is situated in close proximity to the City of Fairbanks, which is a major population, service and supply centre for the interior region of Alaska.  Fairbanks is the second largest city in Alaska, and has an estimated population of approximately 35,000. The surrounding areas of the Fairbanks North Star Borough have a further 60,000 residents. Fairbanks is served by major airlines and the Alaska Railroad, and is connected to Anchorage and Canada by a series of well-maintained paved highways. Services and supplies are available in Fairbanks in ample quantities to support the local and regional needs, along with the mining and processing operations of Kinross.

The Fort Knox milling operation obtains its process makeup water from a fresh water reservoir located within the permitted property area.  Power is provided to the mine by Golden Valley Electric Association’s power grid serving the area over a distribution line paid for by Kinross.

Access to the Fort Knox mine from Fairbanks is by 34 kilometres of paved highway and eight kilometres of unpaved road.  The True North mine is located 18 kilometres west of the Fort Knox property and is accessible by an unpaved road.  The area has a subarctic climate, with long, cold winters and short summers.

The area topography consists of rounded ridges with gentle side slopes.  Vegetation includes spruce, birch and willow trees and various shrubs, grasses and mosses.  The elevation ranges from 150 to 1,000 metres.

Environmental Considerations

Fort Knox operates in material compliance with applicable environmental laws and regulations and with Kinross’ policies on environment, health and safety.  There are no known material environmental concerns at Fort Knox.  Kinross estimates the net present value of future cash outflows for site restoration costs at Fort Knox and True North under International Financial Reporting Standards (“IFRS”), International Accounting Standard 37 (“IAS 37”) and International Financial Reporting Interpretation Committee 1 (“IFRIC 1”) for the year ended December 31, 2011, at approximately $68.4 million.  Kinross has posted approximately $39.6 million of letters of credit to various regulatory agencies in connection with its closure obligations at Fort Knox and True North.

History

An Italian prospector named Felix Pedro discovered gold in the Fairbanks mining district in 1902.  Between 1902 and 1993, more than eight million ounces of predominately placer gold were mined in the district.  In 1984, a geologist discovered visible gold in granitic-hosted quartz veins on the Fort Knox property.  Between 1987 and 1991, a number of companies conducted extensive exploration work on the Fort Knox, True North and Gil properties.  In 1992, Amax Gold Inc. (now Kinross) acquired ownership of the Fort Knox property.  Construction of the Fort Knox mine and mill operations began in 1995 and was completed in 1997.  Commercial production at Fort Knox was achieved on March 1, 1997.

In 2008, Kinross commenced construction of a heap leach processing facility, which was commissioned in 2009.  First gold from the new heap leach was poured in November, 2009.

Geological Setting

Kinross’ mining and exploration properties are located within the Fairbanks mining district, a northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

The Fairbanks district is situated in the northwestern part of a geologic formation called the Yukon—Tanana Terrane (the “YTT”).  The YTT consists of a thick sequence of polymetamorphic rocks that range in age from Precambrian to Upper Paleozoic. The dominant rock types in the district are grey to brown, fine-grained micaceous schist and micaceous quartzite known as the Fairbanks Schist.  The Cleary Sequence, consisting of bimodal metarhyolite and metabasalt with actinolite schist, chlorite schist, graphite schist, and impure marbles, is intercalated with the Fairbanks Schist.  Higher grade metamorphic rocks of the Chatanika Terrane are thought to be middle Paleozoic to Ordovician in age, and outcrop in the northern part of the district.  Granodiorite to granite igneous bodies intrude YTT rocks.

The mineral deposits are generally situated in a northeast trending, structurally complex zone characterized by a series of folds, shear zones, high angle faults, and occasional low angle faults.  Northeast striking high angle faults influence the location of gold deposits.

Exploration

Gold exploration techniques utilized at the Fort Knox project include: reconnaissance and detailed geologic mapping and geophysical methods to determine the distribution of rock types and structures; soil and rock chip sampling to determine the presence and surface distribution of gold and associated trace elements; trenching of soil anomalies to create exposures of mineralized bedrock for detailed mapping and sampling; and drilling to confirm the geologic controls on mineralization and to determine the distribution of gold in three dimensions.

Kinross’ mine site and regional exploration within the Fairbanks district totalled $6.9 million in 2011.

Mineralization

The Fort Knox gold deposit is hosted by a granitic body that intruded the Fairbanks Schist.  The surface exposure of the intrusive body is approximately 1,100 metres in the east-west direction and 600 metres north-south.

Gold occurs in and along the margins of pegmatite veins, quartz stockwork veins and veinlets, quartzveined shear zones, and fractures within the granite.  The stockwork veins strike predominantly east and dip randomly.  Stockwork vein density decreases with depth.  Shear zones generally strike northwest and dip moderately to the southwest.

Gold mineralization in the quartz-filled shears is distributed relatively evenly, and individual gold grains are generally less than 100 microns in size. The gold occurrences have a markedly low (less than 0.10%) sulphide content.

Drilling

Two types of drilling methods are used to explore for and define mineral deposits : (a) diamond core (“Core”); and (b) reverse circulation (“RC”).

Core drilling produces continuous cylindrical samples of rock by means of a diamond impregnated bit rotated by a borehole drilling machine.  Core drilling, also referred to as diamond drilling, is commonly used to collect continuous, intact rock samples for detailed geologic logging and sampling, for geotechnical and rock strength tests, metallurgical tests, or because alternative drilling methods may not provide adequate or appropriate geological materials. The Core drilling at Fort Knox, since 1998, is commonly PQ3 sized holes (diameter of 83.1 millimetres, or 3.270 inches). Prior to 1998, Core holes were PQ sized (diameter of 85.0 millimetres, or 3.345 inches). Both PQ3 and PQ diameter Core holes are used for exploration and evaluation of mineral deposits where a larger sample is more representative of coarse-grained gold distribution.

RC is a specialized method of rotary drilling.  The drilling medium (air, water, foam drilling muds, and additives) is circulated from the surface to the drill bit through the outside annulus of nested drill rods. The drilling medium then carries rock fragments produced by the drill bit to the surface through the centre of the drill rods.  This method reduces sample contamination by isolating the drilling medium and rock cuttings from the wall of the hole.  The RC holes completed at Fort Knox are normally 139.70 millimetres (5.50 inches) in diameter, but may range as high as 146.05 millimetres (5.75 inches) in diameter.

Sampling and Analysis

Comprehensive drilling programs have been carried out at the Fort Knox deposit.  The Fort Knox deposit has been defined by 1,177 drill holes (438 Core holes, 700 RC holes, and 39 geotechnical holes totalling 264,944 metres, or 869,238 feet), which have provided 174,098 nominal 1.52-metre (five foot) long samples.

Core samples and RC drill cuttings are collected from each drill hole and are geologically logged.  RC rotary drill cuttings are collected at one and a half metre intervals by a geologist or helper at each drill site.  Each core interval and RC rotary cutting sample is submitted to an independent assay laboratory for geochemical analysis, and the subsequent geochemical data is entered, together with information about the host rock, into the project database.  Core samples are regularly photographed and then logged and sampled in 1.52 metre intervals.  Data is entered on the logs in a digital format.  Special emphasis is placed on fault and vein orientations, as well as alteration and oxidation.  Whole drill core is submitted to the assay lab for crushing, splitting and analysis.

For dry RC samples, the drill cuttings are passed through a collection hose into a cyclone-type dust collector and are then manually split through a hopper-feed Gilson splitter. The split fraction of each sample is recorded on the log sheet. For wet RC samples, the drill cuttings are fed into a cyclone that deposits a stream of sample and drilling fluid into a splitter with a variable speed hydraulic motor that rotates a set of vanes controlling the volume of the split sample. Historically, the split sample was fed into four five-gallon buckets set in cascading series to collect and settle out the cuttings. The current method utilizes one five-gallon bucket placed in a washtub that collects all of the sample and drill fluids. A flocculent was added to the first bucket to aid in the settling of the sample and is still added to the single bucket. The samples are then permitted to settle.

The nature of the mineralization and host rock at the Fort Knox deposit requires that particular care be given to the collection of drill hole samples, especially for RC holes, that penetrate the water table within the deposit.  Kinross employs, as a standard operating procedure, a detailed program of weighing the RC and Core samples to determine if the specimen is underweight, which helps to indicate potential loss of material in the sample interval. If individual 1.52 metre (five foot) intervals have unusually high or low weights, they could indicate sample contamination in a drill hole.

Mineralized intervals with a calculated recovery greater than 100% are evaluated. The anomalous hole is flagged and examined in cross-section. The drill hole is compared to adjacent holes, historical production and a decision is made to accept or reject the assay interval. Rejected samples are coded and given a “no sample” value in estimating mineral resources.

Security of Samples

Core and RC drill samples, which are the basis for all analytical determinations, are collected from the drill hole under the direct supervision of Kinross staff. The samples are labelled and placed in bags at the Kinross facility and prepared for transport to commercial laboratories for preparation and assay. Employees of the laboratory pick up drill samples at the Kinross facility.

To monitor the precision of the analytical process, a standard is inserted at every odd 20th (21, 41, 61 and 81) sample for RC and Core drilling.  A pulp is split on every even 20th (20, 40, 60 and 80) sample at the primary lab and sent to an outside lab for analysis.  The primary assay lab also reassays the first and then every 20th sample in each job.

Kinross also inserts blank or unmineralized samples into each sample shipment as part of the operation’s standard procedures. Returned sample rejects that assay below the detection limit (<0.001) are submitted with the regular RC samples every 30.5 metres (100 feet), or 20th sample.

A standard pulp sample of known grade is also submitted to the laboratory.  The sample frequency is one per Core and RC hole.  These standards are prepared both in-house and by outside laboratories over the different exploration seasons, and they represent different ranges of gold grades.

Mineral Resource and Mineral Reserve Estimates

Refer to Kinross Mineral Reserves and Mineral Resources on pages 14 — 17 for quantity, grades and category. Assumptions are outlined in the Notes — 2011 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 17.

Mining, Milling and Heap Leach Operations

The Fort Knox deposit is mined by conventional open pit methods.  Higher grade ore from the Fort Knox mine is processed at Kinross’ carbon-in-pulp mill located near the Fort Knox mine.  The mill processes ore 24 hours per day year-round. Lower grade ore is processed on a dedicated leach pad that was commissioned in 2009.

The Fort Knox mill has a daily capacity of between 33,000 and 45,000 tonnes.  Mill feed is first crushed to minus 20 centimetres (eight inches) in the primary gyratory crusher located near the Fort Knox pit and conveyed 800 metres (2,625 feet) to a coarse-ore stockpile located near the mill.  The crushed material is conveyed to a semi-autogenous (“SAG”) mill, which operates in closed circuit with two ball mills and a bank of cyclones for sizing.  A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit.  The gravity circuit consists of three Knelson concentrators and one Acacia reactor.

Correctly sized material flows into a high rate thickener and then into leach tanks where cyanide is used to dissolve the gold.  Activated carbon is used in the carbon-in-pulp circuit to absorb the gold from the cyanide solution.  Carbon particles loaded with gold are removed from the slurry by screening and are transferred to the gold recovery circuit where the gold is stripped from the carbon by a solution, plated onto a cathode by electrowinning, and melted into doré bars for shipment to a refiner.  Mill tailings are detoxified and transferred into the tailings impoundment below the mill.

Gold recoveries at the Fort Knox mill have historically ranged from 84% to more than 90% since commercial production began in 1997.

The heap leach facility at Fort Knox began construction in 2008 and consists of a valley fill leach pad, carbon adsorption plant, piping, haul road construction, relocation of access roads, power lines and tailings and water lines. Modifications to the existing crusher and the installation of an overland conveyer were completed in 2007.  Run of mine ore is hauled from the pit and from existing stockpiles to the leach pad. The heap leach will be built in five stages, covering approximately 310 acres and has a total capacity of 161 million tonnes. It is located in the upper end of the Walter Creek drainage, immediately upstream of the tailings storage facility.

Life of Mine and Capital Expenditures

Fort Knox pit production, phase 7, is expected to continue until 2017.  In 2017 all of the run of mine ore and ore stockpiles will be stacked on Walter Creek Heap Leach.  The tailings storage facility will also be at full capacity in 2017, which will be the final year for ore processed through the mill. Capital expenditures for 2011 at the Fort Knox operations were $103.5 million.

Exploration and Development

The goal for the 2012 exploration program is to add to the Fort Knox reserve/resource and advance the projects within the trend.  Within the Fort Knox pit area, the primary target is to identify the extent of mineralization beyond the existing Phase 7 pit design. Trend project advancement will include drilling, mapping, and geochemical soil sampling on multiple project areas.

The Fort Knox pit area project is a two to three year program designed to increase the reserve/resources within the immediate pit area.  Positive results from the programs have the potential to extend mining and ore processing beyond the current life of mine plan.  Additional exploratory drilling may be warranted based on the results of the program.

The Fort Knox trend exploration projects are at minimum two to five year programs with the goal of delineating new ore bodies in close proximity to the existing infrastructure generated to process the Fort Knox ore body.  The programs are progressive and results-driven.  Exploratory drilling is scheduled for the 2012 field season on two of the project areas.

Paracatu, Brazil

General

Kinross is the owner of the Paracatu mine located in the northwestern portion of the Minas Gerais State in Brazil. The Paracatu mine includes an open pit mine, two process plants (“Plant I” and “Plant II”), two tailings facilites areas, Santo Antonio and the new Eustaquio tailings facility, and related surface infrastructure.

In 2006, an expansion project was approved by Kinross’ Board of Directors, and in 2007, construction of a new 41 million tonne per year plant began.  The new plant began operations in September 2008 and completion of ramp-up was achieved in the fourth quarter of 2009, stabilizing plant operation and increasing recovery to an average of 77.5% in 2010.

In 2009, the Company approved plans to undertake a new expansion project in Paracatu, which consists of the implementation of the new mill (third ball mill) to increase the grinding capacity needed to process harder ore from the Paracatu orebody. The new 15 MW ball mill was delivered in 2010, and installation and commissioning was completed in the third quarter of 2011.

With a view to adding grinding capacity, in 2010 the Company approved the addition of a fourth ball mill, focused on further increasing processing capacity. The conceptual engineering is being developed and the conclusion of the construction (start-up) is expected during the second half of 2012.

The Paracatu mine is 100% owned and operated by Kinross’ wholly-owned subsidiary Kinross Brasil Mineração S.A. (“KBM”). The site is known locally as “Morro do Ouro”.

Detailed financial, production and operational information for the Paracatu mine is available in the MD&A.

Property Description and Location

The Paracatu mine is a large scale open pit mine located three kilometres north of the city of Paracatu, situated in the northwestern portion of Minas Gerais State, 230 kilometres southeast of the national capital Brasília and 490 kilometres northwest of the state capital Belo Horizonte.

In Brazil, mining licences (permits) are issued by the Departamento Nacional de Produção Mineral (“DNPM”).  Once certain obligations have been satisfied, DNPM issues a mining licence that is renewable annually, and has no set expiry date.  KBM currently holds title to six mining licences totalling 2,247 hectares. The mine and most of the surface infrastructure lie within the mining licenses and the new tailings facility is situated over a mining easement.  The remaining infrastructure is built on lands controlled by KBM under exploration concessions.  KBM holds title to 19 exploration concessions (19,078 hectares) in the immediate mine area and has applied for title to an additional exploration concession (982 hectares) in the Paracatu area. In addition to the KBM exploration concessions, KBM holds title to 15 exploration concessions (6,538 hectares) in the area of the mine.

KBM must pay to DNPM a royalty equivalent to 1% of net sales.  Another 0.5% has to be paid to the holders of surface rights in the mine area not already owned by KBM.

Kinross is in compliance with the Paracatu permits in all material respects.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the site is provided by paved federal highways or by charter aircraft that can land at a small paved airstrip on the outskirts of Paracatu. The mine is the largest employer in Paracatu, directly employing 894 workers and 2,485 employees of contractors (with the Expansion Project the total number of employees peaked at 3,500) in what is predominantly an agricultural town (dairy and beef cattle as well as grain crops, soy bean, corn etc.) located in Brazil’s tropical cerrado.  Annual rainfall varies between 850 and 1,800 millimetres, the average being 1,380 millimetres, with the majority realized during the rainy season between October and March. Temperatures range from 15 to 35 degrees Celsius.

The mine draws power from the Brazilian national power grid.  The mine is dependent on rainfall as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the beneficiation plant.  Similarly, surface runoff and rain water is stored in the tailings impoundment, which constitutes the main water reservoir for the concentrator. The objective is to capture and store as much water as possible from the rainy season to ensure adequate water supply during the dry season. The mine is permitted to draw makeup water from three local rivers that also provide water for agricultural purposes.

The area topography consists of gently rolling hills.  Vegetation in the area of Paracatu is known as cerrado, which is similar to savannah, with dispersed cover of trees and shrubs.  The elevation ranges from 700 to 820 metres.

Environmental Considerations

Paracatu operates in material compliance with applicable environmental laws and regulations and with Kinross’ policies on environment, health and safety.  There are no known material environmental concerns at Paracatu. Kinross estimates the net present value of future cash outflows for site restoration costs at Paracatu under IFRS, IAS 37 and IFRIC 1 for the year ended December 31, 2011, at approximately $138.6 million. There are currently no laws in Brazil requiring the posting of a reclamation bond or other financial assurance.

Kinross voluntarily initiated and entered into an agreement with the State Public Attorney to assume the obligation to submit financial security through annual contributions (in bank deposit, bank investment or letter of credit) in the amount of one million reais each, until the execution of the mine closure plan and deactivation of dams, the rehabilitation of mined areas and the recovery plan for degraded areas.

History

Gold mining has been associated with the Paracatu area since 1722 when placer gold was discovered in the creeks and rivers of the Paracatu region. Alluvial mining peaked in the mid-1800s and until the 1980s, was largely restricted to garimpeiro (artisanal) miners.  In 1984, Rio Tinto Zinc (“Rio Tinto”) explored the property using modern exploration methods, and by 1987, the Rio Paracatu Mineração (now known as KBM) joint venture was formed between Rio Tinto and Autram Mineração e Participações (the latter being part of the TVX group of companies). Production commenced in 1987 and the mine has operated continuously since then. As of December 31, 2004, the mine since inception had produced close to five million ounces of gold from 412 million tonnes of ore.

In 2003, TVX’s 49% share in KBM was acquired by Kinross as part of the business combination between Kinross, TVX and Echo Bay Mines Ltd.  Kinross purchased the remaining 51% from Rio Tinto on December 31, 2004.

In January 2005, Kinross and KBM commenced the exploration drill program west of Rico Creek and became aware of the potential for a significant reserve increase.  A Plant Capacity Scope Study was completed in June 2005, which evaluated several alternatives to increase plant throughput.  All options considered in this study assumed the installation of an in-pit crushing and conveying system (“IPCC”) and a 38-foot diameter SAG mill, which were the cornerstone assumptions in the original feasibility study carried out at the property.

The Plant Capacity Scope Study recommended that production be increased from 18 million to 50 million tonnes per year (“Mtpa”).  The Expansion Project was envisioned to proceed in two stages over a four year period, which commenced in 2006.

In the fourth quarter of 2005, the contract for the basic engineering of the Expansion Project was awarded to SNC-Lavalin Engineers and Constructors Ltd. and MinerConsult Engenharia, a Brazilian engineering firm. The scope of the Feasibility Study was to look at increasing ore production from approximately 18 Mtpa to up to 61 Mtpa (depending on ore hardness and other factors) via the installation of Plant II, designed to treat the harder B2 sulphide ore being encountered as the mine gets deeper.  The scope of work included the IPCC, covered stockpile, the new 41 Mtpa mill, hydromet expansion, electrical substation, tailings delivery and water systems. Commissioning of the new 41 Mtpa mill began in September 2008 and commercial production began in December 2008. In 2009, the Company encountered challenges at the new mill, primarily due to ore hardness, which resulted in lower than expected concurrent recovery and throughput. As contemplated in the feasibility study, the Company added a third ball mill, which was commissioned in the third quarter of 2011, and a fourth ball mill, which is expected to be commissioned in 2012.

Geological Setting

The mineralization at Paracatu is hosted by a thick sequence of phyllites belonging to the basal part of the Upper Proterozoic Paracatu Formation and known locally as the Morro do Ouro Sequence. The sequence outcrops in a northerly trend in the eastern Brasilia Fold Belt, which, in turn, forms the western edge of the San Francisco Craton. The Brasilia Fold Belt predominantly consists of clastic sediments, which have undergone lower greenschist grade metamorphism along with significant tectonic deformation.

The phyllites at Paracatu lie within a broader series of regional phyllites. The Paracatu phyllites exhibit extensive deformation and feature well-developed quartz boudins and associated sulphide mineralization.  Sericite is common, likely as a result of extensive metamorphic alteration of the host rocks.  Sulphide mineralization is dominantly arsenopyrite and pyrite, with pyrrhotite and lesser amounts of chalcopyrite, sphalerite and galena.

Exploration

Rio Tinto was the first company to apply modern exploration methods at Paracatu. Northeast of Rico Creek, the deposit had been drilled off on nominal 100 x 100 metre drill spacing.

The Paracatu mineralization is subdivided into four horizons defined by the degree of oxidation and surface weathering and the associated sulphide mineralization. These units are, from surface, the C, T, B1 and B2 horizons.  Mining to date has exhausted the C and T horizons. The remaining mineral reserves are exclusively hosted in the B1 and B2 horizons.

Exploration at Paracatu evolved in lockstep with knowledge gained through production experience. Essentially, the success of mining in the C and T horizons focused attention and exploration effort on the B1 horizon. Continued production success in the B1 horizon led to an increased interest in the B2 horizon.

Drilling by Kinross in 2005 indicated that portions of the deposit northeast of Rico Creek had not been drill tested for the entire thickness of the mineralized horizon hosting gold. This largely reflects the historical mining theory at Paracatu where softer C, T and B1 ores were targeted and harder B2 ores were considered uneconomic due to limitations in the existing process plant technology in operation at that particular moment in time.

The Expansion Project is allowing for processing of harder ores of the B2 horizon. Originally, Kinross focused on increasing reserves to the southwest of Rico Creek, exploiting the B2 mineralization that continues down dip of the surface exposure being mined in the current pit.

Mineralization

Gold is closely associated with arsenopyrite and pyrite and occurs predominantly as fine-grained free gold along the arsenopyrite and pyrite grain boundaries or as inclusions in the individual arsenopyrite and pyrite grains.  Gold grains typically range from 10-150 microns in size.

The mineralization appears to be truncated to the north by a major normal fault trending east-northeast.  The displacement along this fault is not currently understood but the fault is used as a hard boundary during mineral resource estimation. The current interpretation is that the fault has displaced the mineralization upwards and natural processes have eroded away any mineralization in this area.

Drilling

The dominant sample collection method used to delineate the Paracatu resource and reserve model is Core drilling. A database of 459 test pits (4,987 metres) and 1,790 drill holes (98,938 metres) supports the mineral reserve estimate for the 2011 year-end reserves.

In the first quarter of 2005, Kinross committed to a phased exploration program at Paracatu to delineate measured and indicated mineral resources west of Rico Creek. As of December 31, 2005, Kinross had completed 267 Core drill holes (48,660 metres) which were added to the historical database.

In 2006, Kinross drilled 35 holes (3,586 metres) in the Albernaz area to the northwest of the pit and five holes (574 metres) west of Rico Creek.

The nominal drill spacing east-northeast of Rico Creek is 100 x 100 metres. An Optimum Drill Spacing Study commissioned by Kinross established that a 200 x 200 metre five spot pattern (a 200 x 200 metre grid plus one hole in the middle) would satisfactorily define indicated mineral resources. This pattern results in a nominal 140 metre hole spacing and represents a departure from historical KBM practices.

All drill core is logged geologically and geotechnically, with lithostructural and physical data recorded in detailed logging sheets. The core is also photographed and a permanent record is maintained in the on-site filing system.

In 2009, an infill drilling program was started to improve the local estimation inside the areas included in the Paracatu mine plan, and drilling was 8,000 metres, between 2009 and 2010. An additional 7,207 metres was drilled in 2011. The drill spacing was designed for 70 x 70 metres and the program was executed with a focus on increasing geological knowledge and developing a robust Geometallurgic model.

In 2012, the infill drilling programs continue to generate information for the model.

Sampling and Analysis

Core recovery from the Core drilling programs is reported to be excellent, averaging greater than 95%. KBM employs a systematic sampling approach where the drilling (and test pitting) is sampled using a standard one metre sample length from the collar to the end of the hole. Sampling consumes 100% of the core except for the eight centimetre pieces selected from every two metre interval, which are retained and stored for specific gravity and Point Load Testing analysis.  Samples for Bond Work Index (“BWI”) analysis are collected as composite samples during sample preparation.

Samples (typically eight kilograms) are crushed to 95% passing two millimetres and homogenized at the KBM sample preparation lab. Approximately six kilograms of sample is stored as coarse reject; the remaining two kilograms of sample is split out and pulverized to 90% passing 150 mesh.  This sample is homogenized and three 50 gram aliquots are selected for fire assaying with an atomic absorption finish. The remaining pulverized sample is maintained as a sample pulp reject.

Sample analyses were performed at three separate analytical labs during the exploration program.

Security of Samples

Kinross completed several studies at the start of the 2005 exploration program.  In April 2005, an audit of the KBM mine lab was undertaken to assess lab equipment and procedures.  In May 2005, Kinross commissioned Agoratek International (“Agoratek”) to review sample preparation and analysis procedures, with a specific mandate to assess the historical practice of assaying six individual 50 gram aliquots per sample and averaging the results. Agoratek concluded that three 50 gram analyses would be sufficient for determining the grade of any given sample.

Based on the lab audit and the Agoratek study, Kinross’ standardized sample preparation and analytical procedure for the remainder of the 2005 exploration program was as follows:

Quality control and quality assurance programs were limited during the earlier exploration programs at Paracatu. The dominant quality control procedure involved the use of interlaboratory check assays, comparing results from KBM’s analytical lab and SGS Lakefield Research Limited (Lakefield) in Canada.  Additional check assay work was carried out at the AngloGold laboratories in Brazil (Crixás and Morro Velho).

For the 2005 exploration program, three laboratories provided analytical services: KBM’s lab, Lakefield and ALS Chemex.  All three laboratories have ISO certification.

For the 2005 exploration program, all procedures were under direct control of Kinross Brasil and Kinross staff. A quality assurance and quality control program was implemented for the three labs used during the 2005 exploration program. The program consisted of inserted certified standards and blanks in the sample streams. All three labs also reported using round-robin checks.  The labs were visited on an infrequent and unannounced basis by KBM representatives.  No major sample preparation discrepancies were noted.

Mineral Resource and Mineral Reserve Estimates

Refer to Kinross Mineral Reserves and Mineral Resources on pages 14 — 17 for quantity, grades and category. Assumptions are outlined in the Notes — 2011 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 17.

Mining and Milling Operations

Historically, mining at Paracatu did not require blasting of the ore. Ore was ripped using CAT D10/11 dozers, pushed to CAT 992 front-end loaders and loaded to CAT 777 haul trucks for transport to the crusher. In 2004, due to increasing ore hardness in certain areas of the mine, KBM began blasting the harder ore.  The fleet mentioned above continues to feed the original mill and the new fleet was acquired as part of the Expansion Project. In July 2008 the BE 495 electric shovel was commissioned, along with nine CAT 793 trucks, two CAT 994 loaders and two BE 39 rotary drills, and commenced mining the harder ore destined for Plant II.

In Plant I, ore is crushed through three stages and ground in ball mills prior to introduction into a flotation circuit. The concentrate is treated by gravimetric methods first and the coarser gold is recovered. The flotation and gravity concentrate is then treated by a conventional cyanidation and carbon-in-leach circuit.

The property’s July 2006 technical report was prepared in support of the 2006 Feasibility Study and the July 2006 mineral resource and mineral reserve disclosure. The scope of the Feasibility Study was to increase the present ore production from approximately 18 Mtpa to approximately 61 Mtpa via the installation of a new 41 Mtpa treatment plant, designed to treat the harder B2 sulphide ore being encountered as the mine goes deeper. Plant I will treat the softer near-surface B1 ore at a throughput rate of 20 Mtpa until the soft ore is depleted.

Plant II started production in September 2008, and achieved commercial production in December 2008. Plant II consists of an in pit crusher (IPC) consisting of a MMD size, a 1.8 kilometre conveyer to a covered stockpile area, a 38 foot SAG mill, followed by three 24-foot ball mills. The ore recovery process follows the same principles as Plant I of gravimetric separation using jigs, Knelson concentrators and flotation to produce concentrate which is leached using conventional cyanidation and carbon-in-leach circuit.

Life and Mine and Capital Expenditures

Based on the 2011 mineral reserves, which incorporate the Expansion Project, Paracatu is expected to continue production until 2042.

In 2011, KBM incurred approximately $340 million in capital expenditures primarily related to the construction of the third and fourth ball mills at Plant II, as well as tailings facility construction.

Paracatu Projects

In addition to the third and fourth ball mill projects, Paracatu has been working on other relevant projects, as noted below:

New tailings storage facility (Eustaquio): In the third quarter of 2009, the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM) granted the installation permit (LI) to construct the new Eustaquio tailings facility. Construction of the new facility has commenced and the earthworks of stage 1A were finished on October, 2010, up to 650 metres.  The stage 1B, up to 665 metres, started in March 2011. The Company also requires an operating permit in order to operate the tailings facility, which was granted at the end of 2011.  The Company expects all environmental requirements to be met and construction is at an advanced stage.

Current tailings storage facility (Santo Antonio): During 2011, construction was underway on a new upstream platform and a buttress to provide additional protection against tailings storage facilities failures.  Remaining expenditures of approximately $25 million are expected to be incurred in 2012 as the dam is completed.

Flash Flotation and Desulfurization: These process optimization projects have been commissioned and were started up in the second half of 2011 and are currently being ramped up. They are expected to improve gold recovery and recovery of other constituents required to meet regulatory tailings classification criteria for tailings deposition in the new Eustaquio tailings facility.

For additional information, refer to the heading “Risk Factors — Title and access to Kinross’ properties may be uncertain and subject to risks” in this Annual Information Form.

Kupol mine, Russian Federation

General

Development and construction of the Kupol mine commenced in 2005 by Bema Gold Corporation (“Bema”), which was acquired by Kinross in 2007. As part of the Bema acquisition, Kinross acquired a 75% interest in Kupol.

On 27 April 2011, Kinross completed its acquisition of the remaining 25% of Chukotka Mining & Geological Company (“CMGC”) from the State Unitary Enterprise Chukotsnab (“Chukotsnab”) which is owned by the Government of Chukotka Autonomous District, an autonomous Okrug (region) in the northeast region of the Russian Federation.  This transaction gave Kinross 100% ownership of the Kupol mine and the Kupol East-West exploration licences.

Detailed financial, production and operational information for the Kupol mine is available in the MD&A.

Property Description and Location

The property comprises a 17.5 square kilometre licence for subsoil use for geological study and production of gold and silver.  This licence was issued by the Ministry of Natural Resource of the Russian Federation on April 6, 2002, and is held by CMGC.

There are no royalties payable in respect of the Kupol mine, but an extraction tax is payable equal to 6% of the sales value for all gold contained in the mined ore and 6.5% of the sales value for all silver contained in the mined ore.

In 2006, CMGC was awarded two new exploration licences surrounding, and adjacent to, the Kupol project.  With the acquisition of these two licences, known as Kupol West and Kupol East, CMGC increased its overall land position in the Kupol project area from approximately 17.5 square kilometres to a combined total of approximately 425.5 square kilometres.  On August 27, 2010, Kinross, its certain subsidiaries and B2Gold completed an Assignment, Settlement and Release Agreement pursuant to which B2Gold released Kinross and its subsidiaries from any obligations under the Purchase and Sale agreement with respect to Kupol West and Kupol East licences (see “General Development of Business — Three Year History”).

Kinross is in compliance with the Kupol permits in all material respects.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Kupol deposit is located in the northwest part of the Anadyr foothills on the boundary between the Anadyr and Bilibino Regions in the Chukotka Autonomous Okrug.  The total distance between the Kupol property and Bilibino is approximately 200 kilometres.

A regional airport serving Bilibino is located 35 kilometres south of Bilibino in Keperveem.  Keperveem airport is the closest public airport to Kupol. In 2009 the airstrip at Kupol was certified as an airport and direct daily flights from Magadan to Kupol commenced. The main access point for land freight to Kupol is from the port facilities at Pevek, approximately 400 kilometres north of Kupol.  Pevek and Kupol are connected by a combined all-season and winter road for a total distance of approximately 440 kilometres.  Freight is transported from the port and stored at a storage yard and shop 21 kilometres from Pevek.  From there, a winter road, constructed in December and January of every year, follows the contour of Chaunskii Bay for 133 kilometres then travels due south to Yarakvaam camp (formerly Dvoynoye camp) and across the Maly Anui River to Kupol. The winter road is serviced by five temporary camps and one permanent 60-person, containerized camp and is passable between mid-December and late April.

During spring thaw, summer and fall, Kupol is only accessible by helicopter or fixed wing aircraft via a two to three hour flight from Magadan, a one hour flight from Keperveem or a two hour flight from Anadyr.  Magadan is serviced by an all season paved airstrip. Keperveem is serviced by a gravel airstrip capable of handling IL76 aircraft.  Anadyr is serviced by an all-season paved airstrip.  A 1,800 metre airstrip at the Kupol site is currently in use.

The climate of the region around the Kupol site belongs to the continental climatic region of the subarctic climate belt with extremely severe weather consisting of long and cold winters (8-8.5 months), overcast weather, and short summer periods (2.5 months). The average annual temperature at the Kupol site is -13 degrees Celsius, ranging from -58 degrees Celsius to 33 degrees Celsius.

The Chukotka region is sparsely populated, with approximately 65,000 inhabitants. Of this population, approximately one half of the people live in the two districts where the Kupol deposit is located (Bilibino and Anadyr).

The Kupol property is situated on a height of land adjacent to the divide between the Arctic Ocean and Bering Sea drainages. The Straichnaya River drains north to the Anui River and the Sredniy Kaiemraveem River drains into the Mechkereva River to the south. Topography is moderate, characterized by low rolling hills and occasional flat midland areas. The Sredniy Kaiemveem River bisects the eastern portion of the property. The elevation ranges from 450 to 755 metres.

Permafrost is distributed throughout the property area. Depending on geomorphology, the thickness of the permafrost layer ranges from surface to a depth of 200 to 320 metres and reaches its maximum depth under riverbeds.

The property is located approximately 40 kilometres north of the tree line and is covered with tundra, rock outcrop and felsenmeer. The vegetation is limited to lichen, grass and arctic shrubs and flowers.

Environmental Considerations

Kupol operates in material compliance with applicable environmental laws and regulations and with Kinross’ policies on environment, health and safety.  There are no known material environmental concerns at Kupol.  Kinross estimates the net present value of future cash outflows for site restoration costs at Kupol under IFRS, IAS 37 and IFRIC 1 for the year ended December 31, 2011, at approximately $36.2 million.  There are currently no regulatory requirements for the posting of security for the estimated site restoration costs.

History

Quartz vein float was originally located in the Kupol area in 1966 during a governmental regional mapping program.  These float boulders assayed up to 3.0 grams per tonne gold and 660 grams per tonne silver and the find was designated as the “Oranzheviy Occurrence”.  The main Kupol deposit was discovered by the Bilibino-based, state-funded Anyusk State Mining and Geological Enterprise (“Anyusk”) in 1995, through prospecting in the region of the “Oranzheviy Occurrence”.  Prospecting was aided by the identification of gold, silver, arsenic, and antimony anomalies in a 1:200,000 stream sediment geochemical sampling program.  During 1996 and 1997, Anyusk completed mapping, prospecting, magnetic and resistivity surveys, and lithogeochemical and soil surveys.

During 1998, two drill holes were drilled and four trenches were excavated.  In 1999, Metall, a Chukotka-based, Russian mining cartel, acquired the rights to the deposit and contracted Anyusk to conduct the exploration work.  From 1999 through 2001, an additional 31 trenches and 24 drill holes were completed.  In 2000 and 2001, 450 metres of the central portion of the vein system was stripped, mapped and channel sampled in detail.  By the end of 2001, the work completed included 3,004 metres of drilling in 26 drill holes, 5,034.1 metres of trenching and 3,110.8 metres of channel sampling.  Additionally, the majority of the licence area was surveyed, and a frame for a small mill was constructed immediately south of Bolotnoye Lake, where the 2004-2006 camp is located.

In 2002, Metall’s licence was revoked due to nonpayment of contractors and incompletion of the reporting required under the licence. As a result, there was no exploration activity in 2002. In December 2002, Bema entered into an agreement to acquire up to a 75% interest in the property.

Geological Setting

Gold and silver mineralization is hosted by low sulphidation epithermal quartz-adularia veins within a north-south fault zone in Cretaceous andesite flows and pyroclastic units.  Gold-bearing banded chalcedonic quartz-adularia veins and breccias are associated with silicification, argillization and rhyolite dykes for 4.1 kilometres along strike. The main vein zone is up to 50 metres wide and has been drilled to a maximum vertical depth of approximately 725 metres.  The vein dips range from vertical to 75 degrees to the east.  The deposit has been divided into six contiguous zones; from north to south these are North Extension, North, Central, Big Bend, South and South Extension.  Mineralization, with widths up to 22 metres, has been defined along 3.9 kilometres of strike.

In 2005, a series of polymetallic veins were discovered starting 350 metres west of the main Kupol structure.  These veins strike northwest and dip 55 to 75 degrees to the west.

Exploration

During 2003, Bema completed 22,257 metres of drilling, extensive trenching, metallurgical test work, a site survey, hydrology studies and acquisition of environmental baseline information. In addition, Bema conducted initial engineering work and studies toward a scoping or preliminary economic assessment, which was successfully completed in 2004, and on procurement of equipment and supplies for the 2004 exploration and development program.  Bema continued with an extensive drilling and exploration program prior to its acquisition by Kinross.

In 2007, exploration continued on the 650 zone with 14 drill holes (2,489 metres) to test the shallow projections of the vein and refine the geologic model of the area.  Also during 2007, through its partial ownership of

B2 Gold, Kinross continued exploration activities on targets identified on adjacent properties.  This exploration is ongoing.

In 2011, drilling continued on Kupol Mining Lease (KML) and Kupol West (KW). A total of 41,673 meters were drilled. In KML, from South to North the following zones were drilled: South Extension (650) 1,243 meters, Central 1,323 meters, North 5,802 meters, North Extension 25,430 meters. The program resulted in the conversion of approximately 300,000 ounces of gold equivalent. In KW, 744 meters were drilled at Avgusteisha, 972 meters at Fevral, 3,158 meters at Moroshka, and 3,002 meters at TB2.

Mineralization

Gold and silver occur as native gold, gold-silver alloy electrum, in acanthite and silver-rich sulphosalts (stephanite and pyrargyrite dominant).  Gold and these minerals occur with pyrite and minor amounts of arsenopyrite, chalcopyrite, galena and sphalerite predominantly in bands within chalcedonic quartz, quartz and quartz-adularia colloform and crustiform veins and breccias.

Drilling

In 2010 and 2011, underground definition drilling continued with N- and B-sized core for a total of 28,430 meters in 2010 and 30,116 meters in 2011.  The Termite core drill continued to test the limits of mineralization in the development headings and to optimize slashing operations and panel extraction, and 3200 meters were drilled in 2010 and 4148 meters were drilled in 2011. Average sample length was one meter.

The RC drill rig continued drilling for grade control in the open pit, completing 7,961.5 meters in 2009, 3,694 meters in 2010, and 2,067 meters in 2011.  The RC drill results supplement, and to some extent replace, grade control trenching activities. The holes also help with forecasting future mining areas.

In 2008, South Extension (650) zone surface core drilling program comprised 12,325 metres of H- and N-sized core in 56 holes performed by Russian and Canadian drilling companies under Kinross’ supervision.  The program infilled the existing pattern of holes from previous campaigns and resulted in a significant conversion of inferred resources to probable mineral reserves.  Total Core and RC drilling to date at Kupol is 157,580 metres.

In 2007, a 105-hole underground diamond drill hole definition program produced 5,606 metres of N and B-sized core from drill stations in Big Bend.  The geologists laid out the drill fans in Micromine software, and then distributed the layouts to the mine surveyors who painted backsights and frontsights in the drill stations for hole alignment.  Drill fans were spaced ten metres apart with four or five holes per fan, designed to penetrate the vein every 15 metres vertically on dip, or in the centre of each stope panel.  Drill recovery was >90% overall, with very few instances of poor vein recovery.  In instances of bad ground, e.g., in shear zones in the footwall of the vein, the standard NQ rods served as casing and the drillers completed the holes with BQ tools.  A REFLEX E-Z Shot downhole digital magnetic recorder measured uncorrected azimuth, dip, temperature and local magnetic field.  The readings were transcribed by hand in the field and given to a data entry clerk to enter in the drill hole database.  To convert to local north, the azimuth reading was adjusted by -1.8 degrees, based on USGS model WMM 2000 projected to 2007.  The mine surveyors also surveyed the collar coordinates in local coordinates, azimuth, and dip of each hole after it was drilled.  The surveyors were under the direction of the Russian Chief Mine Engineer.

Geological core drill logs included header, survey, recovery, rock quality designation (“RQD”), structural, mineralogical, and lithologic information.  The logging scheme was similar, but condensed from the exploration scheme described in the previous technical reports on Kupol.  All information was logged directly into a data recording laptop with online validation parameters. The data logger downloaded to the Kupol server into the GBIS SQL database manager and the contents migrated to database tables.  RC logs followed an abbreviated logging procedure excluding structural and geotechnical information.  The first sampling task for the geologist was a log of recovery; RQD; and for selected core drill holes, full geotechnical logging of fractures and rock quality.  This required some reconstruction of the core in the boxes such as sorting out jumbled sections and fitting broken core together before taking measurements.  Next, sampling intervals were determined, marked up, and tagged by the Russian geologists using preprinted sample ticket books.  Sample intervals were based on geology (lithology or vein types, mineralogy, and structure).  The geologist could sample across contacts if the vein width was less than the minimum sample width (30 centimetres).  The maximum sample length was one metre and mineralized zones were bracketed by a minimum of one to three metres of sampling into the footwall and hanging wall.  Geologists sampled all vein zones and alteration types; each major zone was continuously sampled.  Definition drill hole sampling was whole core, with no sawing or splitting.

Shallow trenches in the open pit totalled 28,579 metres as of December 31, 2009.  Trench spacing was five to ten metres along strike on the vein, and the median length of each trench was approximately 20 metres.  A Komatsu 650 excavator or a dozer scraped a shallow trench through the subdrill or overburden to bedrock.  A sampling crew led by a mine geologist cleaned the trench floors with shovels, picks, and/or a blowpipe to prepare the trench for geologic logging and sampling.  The geologist used a form similar to a core log to record the lithology, vein type, mineralogy, structure and sample intervals with codes similar to the underground definition core logs.  The geologist spray-painted and identified the sample intervals and lithology codes, and in most cases painted a line down the centreline of the proposed sample.  The sampling crew collected samples either by moiling them with a hammer and chisel, or with a pavement breaker attached to a portable compressor.  Any water that collected in the bottoms of the trenches was dispersed by draining or pumping prior to logging and sampling.  The crew collected the samples once or twice a shift and transported them to the on-site assay lab.  The average sample length was 0.9 metres.

The pit surveyors laid out end stakes prior to trench excavation.  After work completion, the surveyors picked up the first, last, and a variable number of intermediate sample points in the trenches.  The trenches were then backfilled prior to production drilling.

Chip channel sampling was the basis for all 2007-2009 underground development production grade control and reporting.  Geologists followed written procedures for each face, including mapping geologic and sample intervals graphically, and listing the sample information on a form.  The form included a face sketch, depiction of painted instructions, temporal, spatial, and other information adequate to form a complete record of the face.  Chip samples from mine development compose a total of 18,490 metres as of year-end with an average length of 0.8 metres.

Sampling and Analysis

Underground chip sampling was a team effort conducted by a crew of one or two samplers, supervised and/or assisted by the geologist.  The geologist inserted a sample ticket from preprinted books into each bag and the bags were laid on the ground in order.  Sampling always occurred from the footwall to the hanging wall.  The geologist painted a level sample line on the face at one metre above the ground and the objective was to make the line disappear during sampling.  This approximated a five by five centimetre channel.  The geologist also painted sample numbers on the face, and photos were taken as a record of the sampling after it was complete.  Geologists broke samples based on the same criteria as for the Core sampling, and at the same maximum and minimum lengths.

Core sample minimum length was 0.25 metres for HQ diameter Core and 0.30 metres for NQ diameter Core. Generally, the maximum sample length was one metre. Mineralized zones were bracketed by a minimum of one to three metres of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled.

Samples containing visible gold or abundant sulphosalt mineralization were indicated by a sample bag at the start of the sample interval, so sampling technicians would employ contamination minimization protocols during cutting and laboratory preparation. Field duplicate samples were marked with flagging tape.

Core to be sampled was delivered to the splitting shack and either taken inside or dead-stacked on the pallets outside. Core was 2/3 split using a diamond saw; the remaining third was returned to the Core box as a permanent record. The rock saw core jig was calibrated to ensure that an even 2/3 split was taken of the Core for both HQ and NQ sized samples.

Trench sampling followed a simple protocol that was similar to Core sampling.  The protocol was to attempt to cut intervals that were five to six centimetres wide by five centimetres deep to approximate a Core sample.  The geologist wrote up a submittal sheet, picked up standards and blind pulp reruns at the office, and drove the samples to the lab the same day or to the ovens if they were wet and needed pre-drying.

RC drilling was dry; samples were collected in a cyclone, passed through a Gilson splitter at the end of the drilling interval, and a split transferred to a labelled bag.  The hole was blown clean after each one metre sample interval and the cyclone and splitter cleaned with brushes and compressed air.

All samples and gold-silver analyses were performed on-site by a Russian-certified laboratory.  Geology modified the on-site quality control program for 2007 to comprise: (a) insertion of standard reference material (standards) to monitor accuracy; (b) coarse blank material (blanks) to monitor contamination and sample mix-ups; and (c) field duplicates (duplicates) and prep duplicate split reruns to monitor precision.  All quality control samples were blind to the Kupol laboratory.  The Kupol lab also maintained its own internal quality control program.  All lab results were electronically imported to a secure, server-based SQL database maintained by an expat database administrator.  Russian regulations require periodic submittal of a certain percentage of pulp duplicates to an outside Russian-certified laboratory as an outside check.

Security of Samples

The geologists arranged and personally conducted transport of drill core from the drills in covered wooden boxes.  The core was laid out in a secure core logging tent by the responsible geologist and photographed immediately after logging was complete.

Samples were bagged and field blanks/reference standards were inserted into the sample stream by the geologists. The samples were assembled into batches of twenty, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

Core containing veining is stored in racks in locked tents. Non-mineralized core from the 2005 program is stored either in open racks, or, if it is from areas of condemnation drilling, dead-stacked by hole.

Mineral Resource and Mineral Reserve Estimates

Refer to Kinross Mineral Reserves and Mineral Resources on pages 14 — 17 for quantity, grades and category. Assumptions are outlined in the Notes — 2011 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 17.

Mining and Milling Operations

The Kupol deposit is mined by underground mining.  The underground mining methods utilize mechanized sublevel mining methods to mine ore on a two shift per day, 365 days per year schedule. The first gold pour at Kupol occurred during the second quarter of 2008 and the mill reached its full production rate of approximately 3,000 tonnes per day in October 2008.

The milling process consists of primary crushing and a SAG/ball mill grinding circuit, and includes conventional gravity technology followed by whole ore leaching.  Merrill-Crowe precipitation is used to produce gold and silver doré bars.  Counter-current decantation (“CCD”) wash thickeners recover soluble gold and silver values and a cyanide destruction system is used to reduce cyanide concentrations to an acceptable level for disposal.  Tails gravity-flow through a pipeline to a conventional tailings impoundment.

Life of Mine and Capital Expenditures

Based upon the current mineral reserve estimates, the life of mine for Kupol is expected to continue up to 2019.  Kinross spent approximately $48.4 million on capital expenditures in 2011.

Financing

On December 22, 2011, Kinross announced that it had completed a $200 million non-recourse loan issued to CMGC by a group of international financial institutions. The non-recourse loan carries a term of five years, with annual interest of London Inter Bank Offered Rate plus 2.5%.

Tasiast, Mauritania

General

The Tasiast mine is currently a conventional open pit gold mine with a combined CIL and dump leach operation producing doré bullion.  Commercial production at the mine commenced in 2008. The Tasiast mine and mining permit are owned by Tasiast Mauritanie Limited S.A. (“TMLSA”).  A sister company of TMLSA, Tasiast Mauritania Ltd. (“TML”) holds four exploration permits whose underlying lands are contiguous to the Tasiast mining permit lands (collectively, the “Tasiast Lands”).

TMLSA and TML are wholly-owned subsidiaries of Kinross.  Kinross acquired these entities, including the Tasiast mining and exploration permits and lands, through its acquisition of Red Back in September 2010.

Property Description and Location

The Tasiast mine is located in north-western Mauritania, approximately 300 km north of the capital city of Nouakchott and 250 km southeast of the city of Nouâdhibou.  The mine and infrastructure are located entirely within the lands subject to the Tasiast mining permit PE 229 (El Gaicha).  These lands total approximately 312km2 in area and fall within the administrative purview of the Inchiri District. The lands comprising the Tasiast exploration permits (Imkebdene, Tasiast Sud, Tmeimichat and N’Daouas Est) total approximately 3118 km2 in area and fall within the administrative purview of the Inchiri and Dakhlet Nouâdhibou Districts.

TMLSA holds a 100% interest in the Tasiast mine and mining permit lands, and TML holds a 100% interest in the Tasiast exploration permits and permit lands.  TMLSA and TML are wholly-owned subsidiaries of Kinross.

A royalty equal to 3% of the gross revenue from Tasiast is payable to the Mauritanian government. Tasiast is subject to a 2% royalty payable to Franco-Nevada Corporation on life of mine gold production in excess of 600,000 ounces.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Tasiast mine is accessed from Nouakchott by using the paved highway from Nouakchott to Nouâdhibou for 370 km and then via 66 km of graded mine access road which is maintained by TMLSA. An airstrip has been constructed at the Tasiast mine and is used for light aircraft from Nouakchott. The principal ports of entry for goods and consumables are either Nouakchott or Nouâdhibou.  Materials are transported by road to the mine.

The mine is located in a remote area where there is no electrical utility grid.  Three 2.7 MW heavy fuel oil and four 1.0MW diesel generator sets supply power to the site and back-up power generation is provided by eight 1.0 MW diesel generators.

The source of mine water supply is located 60 km west of the mine and is comprised of a semi-saline underground aquifer, which is exploited by twenty wells.  Water is pumped to the mine site through two HDPE pipelines to the raw water storage facility at the mine site.  System capacity is estimated to be 14,000 m3 per day.  In the first quarter of 2010 pipe failure in the new 500 mm pipeline reduced pumping capacity, adversely impacting the irrigation of the dump leach pads. The failing sections of the pipeline were replaced late 2010, and full dump leach irrigation rates resumed.

The topography of the Tasiast Lands consists mainly of flat, barren plains which are primarily covered by regolith and locally by sand dunes, or eroded paleo-lateritic profiles. Locally, the drainage pattern within and outside of the Tasiast Lands consists of several intermittent dendritic first and second order streams that generally flow southwesterly. Vegetation found on the Tasiast Lands is sparse and consists primarily of grasses and the occasional acacia trees.

The climate is hot most of the year and characterized by low rainfall and strong prevailing NE-SW winds.  Temperatures can exceed 45 degrees Celsius and reach lows of approximately 10 degrees Celsius.

The average elevation is approximately 130 metres above sea level. Current third party land use in the Tasiast Lands area consists of limited nomadic livestock farmers. There are no villages, agricultural farms, or artisanal mining activity within or around the mine area. The nearest permanent settlements are located some 100 km north of the mine area, on the Société Nationale Industrielle et Minière rail line at the railway maintenance station PK22.

Environmental Considerations

The initial Environmental Impact Study (“EIS”) at Tasiast was undertaken by SNC-Lavalin in 2004. The EIS report was submitted to the Ministry of Petroleum and Mines (“MPM”) on May 31, 2004 and subsequently approved by the Director of Mines and Geology on April 12, 2005.  Following the publication of new legislation, namely Decrees No. 2004-094 and No. 2007-105, TMLSA was subsequently requested to update the application to be in compliance with new EIS legislation, and the following was therefore required:

• Terms of Reference for the EIS;

• A conforming Environmental Management Plan (“EMP”);

• Formal public inquiry;

• Rehabilitation and Closure Plan; and

• Non-technical summary of the EIS aimed at the public and decision-makers.

TMLSA commissioned Scott Wilson Group plc, an international environmental and engineering mining consultancy firm, to undertake the necessary environmental reporting required to comply with Mauritanian legislation.  This was completed in 2008.

In June 2009, Red Back submitted an EIS to cover new developments for a second tailings storage facility, a dump leach facility and an expansion of the water borefield. The associated construction and operating permits were received in August 2009.

In May 2010, Red Back submitted an EIS for the West Branch Expansion including the West Branch open pit, the dump leach facility and the waste rock dump.  The EIS was deemed to have been approved following the lapse of the legally required timeframe after submission. Subsequently, written authorization was confirmed in September 2011.

Except for Tailings Storage Facility II (TSF2) at Tasiast, Kinross is currently in compliance in all material respects with all materially applicable environmental laws and regulations.  Tailings Storage Facility II, designed to contain tailings and associated process solutions generated by current operations, has not performed as designed resulting in localized impacts on groundwater.  Authorities are aware of the situation and are monitoring Kinross’ remediation efforts which include 1) changes to operations to improve breach development against perimeter dams; 2) improvements to the facility to reduce seepage; 3) installation and maintenance of a perimeter seepage collection system; 4) improved monitoring of seepage including installation of additional wells; and, 5) installation of seepage collection wells.  In addition, construction of a new tailings storage facility commenced in late 2011 in order to replace TSF2 in late 2012.

A preliminary rehabilitation and closure plan for the mine has been produced and approved by the authorities.  As required by Mauritanian legislation, a final plan will be prepared two years before the cessation of mining.  Kinross estimates the net present value of future cash outflows for site restoration costs at Tasiast under IFRS, IAS 37 and IFRIC 1 for the year ended December 31, 2011, at approximately $6.4 million.  Kinross has posted approximately $6.2 million of letters of credit to the regulatory agencies in connection with its closure obligations at Tasiast.

History

In 1996, the Office Mauritanien de Recherches Géologiques completed a regional reconnaissance exploration program within and around the lands hosting the Tasiast deposit and made this information available to third parties.  As a result, Normandy LaSource Development Ltd. (“NLSD”) (a subsidiary of Normandy Mining Ltd. of Australia) acquired the exploration rights to the Tasiast deposit.

In 2001, NLSD was acquired by Newmont Mining Corporation creating Newmont LaSource.  Midas Gold plc (“Midas”) was incorporated in England and Wales in 2002 for the purpose of acquiring Newmont LaSource’s assets in Mauritania including exploration permits over lands hosting the Tasiast deposit as well as various other permit areas.  Midas completed its acquisition of the Tasiast deposit from Newmont LaSource on April 1, 2003 and in April 2003, Geomaque Explorations Inc. (“Geomaque”) announced the acquisition of Midas. The merger of Geomaque and Midas ultimately created a new entity - Defiance Mining Corporation (“Defiance”). In June 2004 Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) acquired Defiance and took ownership of the Tasiast deposit.

Red Back acquired the Tasiast deposit from Lundin Mining Corporation (“Lundin”) in August 2007 following Lundin’s acquisition of Rio Narcea.  In September 2010, Kinross completed the acquisition of Red Back.

Mining at Tasiast commenced in April 2007 and the mine was officially opened by the President of Mauritania on July 18, 2007.  Commissioning of the Tasiast plant continued through 2007 with commercial production declared in January 2008.

Geological Setting

The Tasiast mine is located within the Archean age Aouéouat greenstone belt, a 75 km long by 8 km wide north-south trending belt situated within the south-westerly sector of the Reguibat Shield. The shield is a geological subdivision of Mauritania that is comprised of Precambrian basement granitoid and gneissic domes, mafic and acidic volcanic rocks, volcano-sedimentary rocks and mafic intrusions. The gold deposits forming the basis for the Tasiast gold mine are structurally and lithologically controlled epigenetic banded iron formations (“BIF”) and mafic dominated volanic-sedimentary sequences which are part of this greenstone belt.

Two principal mineralized zones have been identified at Tasiast: the Piment Zone, which was the initial mining target, and the West Branch prospect, which is the host to the growing Greenschist Zone resource.  On a mine-scale, there are two primary north-south mineralized BIF “tram-lines” which straddle a core of felsic rhyo-dacitic to rhyolitic volcanics. The Piment orebodies form on the eastern limb, while the West Branch forms on the western limb. The recent discovery of the Greenschist Zone lies within the interpreted axis of the fold.  All of the orebodies defined to date dip to the east, with values ranging from moderate to steep.

Exploration

The Tasiast deposit lies within an extensive gold system that is largely under-explored. The deposit is open along strike and at depth. Tasiast is the first mine in the highly prospective Aoueouat greenstone belt, which is geologically similar to other Archaen greenstone belts in the world that host major gold deposits.

Early phases of exploration in the Tasiast area was largely empirical with the known deposits discovered through routine soil geochemistry followed up by trenching and later drilling. Prior to 2010, detailed exploration drilling focused on delineating the known deposits.  In 2010 and 2011, TMLSA expanded resources by extending drilling on the known structures based on a combination of soil geochemistry, airborne geophysics and geological mapping.

Mineralization

Gold mineralization has been defined over a strike length of greater than 10 km and to vertical depths of at least 740 m.  All of the significant ore bodies defined to date dip moderately to the east and have a southeasterly plunge. The majority of mineralisation at West Branch is hosted in altered and veined Greenschist package that is dominantly bound by footwall and hanging wall felsites.  The Greenschist zone is characterized by consistently thick intervals averaging approximately 40-100m wide. Individual shoots are continuous over a strike length of at least 1,000 m.  Ore mineralogy within the Greenschist package is dominated by pyrrhotite, pyrite and native gold that occur as alteration spots commonly in and around the foliation, or as vein infill.  Pyrrhotite and pyrite occur together in many places but in variable ratios.  Zones of pyrite-only and pyrrhotite-only are rare.

Drilling

Post acquisition, TMLSA completed 3,672 RC holes (358,629 m) and 339 core holes (212,273 m).

The Tasiast mine property has been the subject of numerous drill campaigns since its discovery in the mid-1990s.  At the end of 2011, approximately 10,721 RC holes (945,080 m) and 628 diamond drill holes, including RC pre-collars with core tails (262,066 m), have been drilled on the property.  Of that, only 3,748 RC holes (559,106 m) and 290 diamond drill holes (148,125 m) were used for resource estimation.

Between March 2003 and October 2004, Defiance completed approximately 415 RC holes totalling 34,759 m of drilling, and 33 diamond drill holes totaling 2,270 m of drilling on the Piment Zone.  Rio Narcea resumed drilling in 2006, completing 179 RC holes (22,062 m) and 18 core holes (4,160 m). Red Back drilled from 2007 until the completion of the acquisition in 2010 and completed 6,192 RC holes (510,399m) and 86 core holes (11,364 m).

Sampling and Analysis

Sampling of drill core and RC cuttings was done in accordance with standard industry practices.  Samples from the exploration programme at Tasiast have been analysed at both the onsite SGS facility and at the SGS laboratories at Kayes and Morila in Mali and Ouagadougou in Burkina Faso.

TMLSA sample pulps were analysed for gold using a 50 g fire assay with an AAS finish with a detection limit of 0.01 g/t.  In 2010 a total of 18,823 QAQC samples including standards, blanks and duplicates were submitted routinely and blindly to three different SGS laboratories, namely Kayes and Morilla in Mali, and Tasiast in Mauritania. In 2011 a total of 22,525 QA/QC samples including standards, blank and field duplicates were submitted routinely and blindly to five different labs. The available data indicates that the analytical accuracy of the assaying for the mine is within industry accepted standards.

Security of Samples

Closely following Red Back’s acquisition of the project in August 2007, the on-site SGS Analabs assay facility became operational. Prior to that time samples had been prepared on site by staff of TMLSA under supervision of senior geological staff. Since that time samples have been prepared and analysed under contract by SGS on site and by SGS Kayes, Mali and SGS Ouagadougou, Burkina Faso. Samples, including duplicates, blanks and certified reference materials were delivered daily from the drill rig to a secure storage area within the Tasiast office complex.

Following Kinross’ acquisition of Red Back in September 2010, all drill samples are collected under direct supervision of project staff of the operator at the time, up to the moment they are delivered to laboratory staff. Samples, including duplicates, blanks and certified reference materials are delivered daily from the drill rig to a secure storage area within the Tasiast core facility. Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.

Mineral Resource and Mineral Reserve Estimates

The mineral resources and mineral reserves of the Tasiast gold deposit were originally estimated by ACA Howe in December 2006.  The mineral resources and mineral reserves were updated by Hellman and Schofield and AMC Consultants Pty Ltd. (“AMC”) as of December 2007 with a further resource update announced in June 2008, December 2008, August 2009, December 2009, May 2010, September 2010, and December 2010.  Reporting for December 2011 was completed by using MPR Geological Consultants Pty Ltd. and AMC.

As at December 31, 2011, proven and probable mineral reserves at Tasiast were 7.5 million gold ounces, measured and indicated mineral resources increased to 11.1 million gold ounces and inferred mineral resources decreased to 1.9 million gold ounces due to conversion to measured and indicated mineral resources.

Refer to Kinross Mineral Reserves and Mineral Resources on pages 14 — 17 for quantity, grades and category. Assumptions are outlined in the Notes — 2011 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 17.

Mining and Milling Operations

Ore and waste rock is currently mined by conventional open pit methods from 7 small pits.  Drilling and blasting is required on all primary rock and 50% of the oxide material.  The mining fleet on site is made up of hydraulic excavators loading 90t and 230t haul trucks. A high level of grade control is currently performed using RC drill rigs on a 6m x 8m x 10m pattern.  A high degree of selectivity is currently employed, with ore blasts mined in 2.5 m split benches, and down to widths of 2 — 3m as required.  Ore is hauled to the 8,000t/d mill. Crushing of the ore takes place in three stages; a primary jaw crusher that reduces ore to less than 150mm; a secondary cone crusher and two tertiary cone crushers producing a final product size of nominally minus 10mm.  Crushed ore is fed to two 2.2MW ball mills in closed circuit with hydro cyclones and gravity concentration. The grinding circuit produces a product size of 80% passing 90 microns which is processed in a conventional CIL circuit and ADR plant to produce dore bullion.  Gold recovery varies from 92% to 95%.  Low grade run of mine oxide ore is trucked directly to dump leach operations, which has been designed to process up to 24.5 mt/a of ore utilising 13 separate pads when completed in July of 2012. The design of each pad allows for three ten metre lifts for a final stack height of 30m. All ponds are plastic-lined with installed leak detection systems. Gold recovery from the heap leach varies from 65% to 75%.  Tailings slurry from the CIL process is pumped to the tailings storage facility (“TSF”). The TSF is a specifically engineered facility, currently comprising two unlined paddock dams, designed to be impervious, located one km south west of the processing plant. After settling of the solids, process solution is recovered and pumped to the plant for re-use.

Metallurgical testwork has been performed to establish the gold recovery that could be achieved from oxide ore using a conventional run-of-mine dump leaching method.  The testwok focused on lower-grade material which was below the economic cut-off grade for CIL milling, and which had to be mined.  The dump leach material constitutes a low-grade “halo” that typically is located adjacent to or in association with the higher grade ore zones that are being mined for feed to the CIL mill.

Life of Mine and Capital Expenditures

Based on the existing mineral reserve estimates as of December 31, 2011, the mine is expected to continue production until 2040 at the current processing rates of approximately 8,000 tonnes per day. Once mining operations have been completed, the CIL plant will continue operating to process low grade stockpiles that will have been developed during the course of mining.  This is expected to continue until 2046.

Kinross is currently considering a potential significant expansion of the processing capacity of the Tasiast project.  The Company is in the process of assessing the economics of a “mill-only” processing option for the Tasiast expansion as its base case, using updated mineral resource information from the 2011 infill drilling campaign. The Company is also studying alternative ore processing scenarios, including heap leaching, which requires additional column testing and analysis. Kinross expects to make a preliminary selection of processing options at the end of the second quarter of 2012, and is targeting commencement of construction in mid-2013.  The construction timetable and production start dates are expected to be confirmed following completion of the expansion project feasibility study, expected in the first half of 2013.

Exploration and Development

Kinross ramped up drilling activities at the Tasiast mine site in Mauritania during the fourth quarter of 2010 and maintained a high level of activity through 2011. A total of 25 drills were active during 2011. New geophysical data were also acquired and sampling was completed for a soil geochemistry study covering a large portion of the Tasiast permits. In October 2011, the exploration department moved into a new building that includes a core logging and sampling area. The exploration team has been increased in size through the hiring of several highly experienced geologists.

Other Kinross Properties

Round Mountain, Nye County, Nevada, United States

Kinross owns an undivided 50% interest in and operates the Round Mountain gold mine through its wholly-owned subsidiary Round Mountain Gold Corporation (“RMGC”). Two affiliates of Barrick collectively own the remaining 50% interest in the joint venture common operation known as the Smoky Valley Common Operation (“SVCO”). Kinross acquired its interest in Round Mountain in January 2003. Detailed financial, production and operations information for Round Mountain is available in the MD&A.

The Round Mountain mine is located approximately 96 kilometers north of Tonopah in Nye County, Nevada. The Smoky Valley Common Operation controls the mineral and surface rights covering approximately 22,960 hectares through ownership or lease of patented and unpatented mining claims.

Mine production is subject to two net smelter return royalties, one ranging from 3.53% at gold prices of $320 per ounce to 6.35% at gold prices of $440 or more per ounce and the other at a flat 1.5% rate.  During 2010, a total of $31.10 million in royalties was paid.  During 2011, a total of $33.12 million in royalties was paid.  Round Mountain is also subject to the state of Nevada Net Proceeds Tax at a 5% rate whereby gross proceeds from the sale of minerals are adjusted for certain allowable deductions (such as the cost of extraction, transportation, processing, equipment repair and maintenance, fire insurance, equipment depreciation, employee benefits, royalties if taxed to the recipient, and development).  For the 2010 calendar year production, $9.73 million of Net Proceeds Tax was paid and for 2011 calendar year production, $13.10 million of Net Proceeds Tax was paid.

The first gold production from the Round Mountain district occurred in 1906. The original Smoky Valley Common Operation was formed in 1975 to operate the mine and commercial production commenced in 1977. SVCO has produced approximately 13.07 million ounces of gold since inception. A series of ownership changes occurred which eventually led to the current 50-50 ownership by Barrick and Kinross.

The Round Mountain mine currently operates a conventional open pit that is approximately 9,600 feet long in the north-west, south-east direction and 6,000 feet wide. The operation uses conventional open-pit mining methods and recovers gold using four independent processing operations. These include crushed ore heap leaching (reusable pad), run-of-mine ore heap leaching (dedicated pad), milling and the gravity concentration circuit. Most of the ore is heap leached, with higher grade oxidized ores crushed and placed on the reusable pad. Lower grade ore and ore removed from the reusable leach pad are placed on the dedicated pad.

In June 2010, the Bureau of Land Management (“BLM”) issued the record of decision for the Round Mountain expansion authorizing activities specified in the Plan of Operation.  Expansion activities are well underway in the Gold Hill and Round Mountain areas.  The Reclamation Plan and Bond Cost Estimate ($114 million) for activities specified in the current Life-of-Mine Plan were approved by BLM and NDEP.  A letter of credit is posted with the BLM for Kinross’ 50% share of the reclamation obligation.  The Reclamation Plan and Bond Cost estimate is reviewed annually and adjusted for inflation, concurrent reclamation, and additional activities.

The Round Mountain expansion and Gold Hill are expected to extend the mine life to 2019, with production expected to continue from stockpiled mill ore until 2021 and the leach pad until 2025. The project expansion will increase the existing Round Mountain Mine’s boundary by 1,263 hectares to a total of 4,202 hectares and add an additional 1,994 hectares to accommodate the new Gold Hill facilities.  An evaluation of gold mineralization extending west of the existing Round Mountain pit is in process, which could extend the life of the mine beyond 2019.

Exploration will continue in 2012 with the primary emphasis on the Manhattan area to the south of the Round Mountain mine and Shale pit which is on the south side of Round Mountain Mine.  The program consists of target generation and permitting of drill targets in the Timber Hill Project portion of the Manhattan Mining district, locating and closure of orphan mine workings and permitting to conduct drilling on the Shale Pit property.

La Coipa, Chile

Kinross acquired its initial 50% interest in the La Coipa mine in January 2003.  Kinross now owns a 100% interest following the completion of an asset swap transaction with Goldcorp Inc. (“Goldcorp”) on December 21, 2007 pursuant to which Kinross acquired the 50% interest previously owned by Goldcorp.   Detailed financial, production and operational information for the La Coipa mine is available in the MD&A.

The La Coipa mine, located approximately 1,000 kilometres north of Santiago in Copiapo Province, consists of six deposits (notable deposits being Ladera-Farellon, Coipa Norte, Brecha Norte, Can Can, Chimberos and Puren), which are operated by Compania Minera Mantos de Oro (“MDO”), a Chilean subsidiary of Kinross, except for Puren which is operated through a joint venture between MDO and Codelco-Chile, with participation interests of 65% and 35%, respectively.  The La Coipa mine consists of approximately 7,500 hectares of mineral claims.  In addition, Kinross holds a 50% interest in CMLC which covers approximately 7,294 hectares in the area surrounding the La Coipa mine.

No royalties are payable on gold and silver produced from the La Coipa mine properties. A 35% withholding tax is applicable on all dividends disbursed to foreign shareholders, less the corporate income tax already paid. In addition, mining tax is applicable, the specific applicable tax rate being based on a progressive scale that ranges from 0.5 to 5% based on the volume of sales made converted into metric tonnes of copper.

The La Coipa area was identified as a potential precious metals prospect almost a century ago, but did not receive much attention until the 1970s when several companies began to actively explore the area.  MDO began drilling in the La Coipa area in 1984 and has completed 377,210 metres of drilling since then, consisting of 1,858 RC holes and 265 Core holes.

The La Coipa mine currently operates four open pits (Ladera-Farellon, Coipa Norte, Can Can and Puren). Mining is carried out with one hydraulic shovel, front-end loaders, diesel rotary drills and 154-tonne trucks.  Ore is crushed then ground in a circuit incorporating a SAG mill with a pebble crusher and two ball mills with a throughput of 16,000 tonnes per day.  The ground ore is leached, then filtered and washed to separate out the tailings, and the solution is passed through a Merrill-Crowe plan.  The precipitate is then sent to the refinery.

The La Coipa mine received an ISO 14001 certification in July 2002. This certification must be renewed every 3 years. The last recertification was made in 2011. In 2011 La Coipa also received certification under the Cyanide Code.  There are comprehensive management systems and procedures in place for environment, health and safety.  The most significant environmental issue relates to the mercury contained in ore, which after processing and placement in the tailings facility resulted in mercury contamination of the Quebrada La Coipa Aquifer.  In the mid 1990s, mercury and cyanide (Hg/CN) from tailings seepage were detected in control wells.  MDO made appropriate notifications to responsible authorities and took remedial measures including installation of a groundwater treatment plant at the leading edge of the groundwater management area in 2000.  During 2005 and 2006, geochemical investigations in the tailings were completed to characterize the source of the mercury and groundwater hydrochemical and hydrological models were updated for the Quebrada La Coipa Aquifer.  The recommendation resulting from a workshop held in 2005 with various consultants and experts was to construct two concrete cut-off walls in the valley at the toe of the tailings areas to isolate the contaminated water and control the Hg/CN migration downstream in the valley.  Construction of both cut-off walls was completed in 2007.  Water treatment pilot plant tests, to treat water isolated between the concrete walls, were initiated in 2008.  A seepage model for the tailings facility was developed that indicated tailings pore water will drain for about 80 years after the operation closes.  During that period, a water treatment plant will treat the seepage water to acceptable levels.  The effluent from the water treatment plant is planned to be injected into the groundwater system.  In addition, the water treatment plant at the leading edge of the groundwater management area will continue to operate until the mercury concentration is reduced to acceptable levels.  MDO voluntarily provided the remediation project to the regional regulatory authority with a Declaration of Environmental Impact (“DIA”), which DIA was approved on August 31, 2007.

Beginning in 2009 and up until December 2011, recovered mercury was moved offshore and sold in U.S. markets, all in accordance with the approved Environmental Impact Statement for the Transport of Mercury of La Coipa, adopted on August 20, 2007.

During 2010, sectoral environmental permits were obtained to operate the Project Can Can, which were approved by resolutions of the respective authorities, on May 6, 2010 by the Environmental Assessment Service, and on October 8, 2010 by the National Service of Geology and Mining. Also during 2009 and 2010, closure plans for Mantos de Oro and Purén were approved by the National Service of Geology and Mining.

Based on the mineral reserves and mineral resources at La Coipa as at December 31, 2011, the current mine plan is expected to end in 2013.

Kinross believes that there may be potential for additional mineral reserves and mineral resources to be discovered near the present mine site.  In 2012, MDO plans to continue exploring the Cominor property surrounding the La Coipa mine as it is believed to be an area of high potential for locating additional reserves for the MDO plant.

Kettle River — Buckhorn, Washington State, United States

Kinross owns a 100% interest in the Buckhorn Mine following the acquisition of Crown Resources Corporation in August 2006. Crown is a wholly-owned subsidiary of Kinross and is the operator of the Buckhorn Mine.  Echo Bay Minerals Company is a wholly-owned subsidiary of Kinross and is the operator of the Kettle River Mill and also holds mineral properties in northern Washington State. Detailed financial, production and operational information for the Buckhorn Mine is available in the MD&A.

The Buckhorn Mine is located in the Myers Creek Mining District of north-eastern Okanogan County, Washington, approximately 77 kilometres by road from the town of Republic, Washington. Kinross controls mineral and surface rights covering approximately 4,700 hectares through ownership or lease of patented and unpatented mining claims and state mining leases.

No royalties are payable on gold and silver produced from the mine. In 2006 Kinross exercised its right to buy-out the royalties on gold and silver production that had been retained by Newmont Mining Corporation.

Exploration continued sporadically with concerted campaigns by large companies in the 1960s and 1970s. Systematic gold exploration began on the current property in 1988 and discovery of significant gold mineralization occurred during this year.  Since 1988 a total of 1,845 holes, or 219,024 metres of drilling have been completed on the property. These consist of 655 RC, 1,026 Core, 109 Airtrack and 15 Percussion holes.

The Buckhorn Mine is a three portal access underground mine which will produce material from two primary zones, the South-West and Gold Bowl zones. The primary mining method employed is cut and fill and the target production rate is 1100 tonnes per day. The Buckhorn Mine ore is trucked 77 kilometres to the Kettle River Mill where the ore is crushed and then goes through a rod and ball mill and floatation circuit before being treated by Carbon-In-Leach. Throughput is capable of 1,800 tonnes per day. With excess capacity, the Kettle River Mill occasionally processes material from other mining companies in the western United States and Canada.

The environmental aspects of the project have been studied extensively since 1991 and on September 25, 2006 the Washington Department of Ecology issued a Final Supplemental Environmental Impact Statement and construction commenced. All permits necessary to commence commercial mining operations were issued by the end of 2007.

In 2008, the Buckhorn mine commenced gold production and reached 900 tonnes per day capacity in July 2009 and 1,100 tonnes per day in July 2010.

Based on the existing proven and probable mineral reserves at Buckhorn, the mine is scheduled to continue production until 2016. Kinross believes that there may be potential for additional mineral reserves and mineral resources to be discovered near the present mine site.

Lobo-Marte, Chile

The Lobo-Marte project is owned and operated by Minera Santa Rosa, a Chilean company that is 100%-owned by Kinross, having acquired a 40% interest in the project from Anglo in 2008, and the remaining 60% interest from Teck in early 2009.

The Lobo-Marte project currently comprises two open-pit minable gold ore deposits, located approximately seven kilometres apart, in Region III of Northern Chile, approximately 650 kilometres north of Santiago and 100 kilometres east of Copiapó.  The project lies approximately 65 kilometres south of Kinross’ La Coipa operation and 60 kilometres north of the Maricunga mine.

The Lobo-Marte project includes 38 concessions that are either granted (33) or under application (5) covering a total of 31,637 hectares in a single contiguous block.  Concessions are held in the name of Minera.  Kinross has two established easements for the construction of roads, stockpiles, process facilities, camp, support facilities, water extraction and associated pipelines.  Additional rights will be required to support project development.

The project has a 1.75% net smelter return royalty on 60% of future production, payable when the gold price is $760 per ounce or more.  Kinross’ obligation to make royalty payments will cease when an aggregate amount of $40 million has been paid.

The Marte deposit was discovered in 1982 through a program of regional soil sampling, geophysical surveys and geological mapping.  The Lobo deposit was discovered through regional geochemical surveys in 1981-1982.  The Marte deposit was mined by a joint venture of Anglo American and Cominco from 1988 — 1992; a total of 3.78 million tonnes of ore grading 1.51 grams per tonne of gold, 0.3 million tons of low-grade mineralization and 4.7 million tonnes of waste were mined.

The project is located within a biological corridor established between two sectors of the Nevado Tres Cruces National Park, created to preserve and protect the vegetation of the desert steppes and the Andean salars (salt lakes).  Kinross has prepared an environmental and social impact study (“ESIA”) for the project and has completed the biophysical and socioeconomic baseline study that supports the ESIA.  Because of the recognized environmental importance of these areas, the baseline study for the ESIA is critical to the development of the project.  Areas which were addressed include proper management of water extraction, disposition of waste material, heap leach facilities and other installations that interact with the environment.

Prior to 2009, a total of 153 Core and RC drill holes (34,649 metres) were completed at Lobo, with additional 211 Core and RC drill holes (26,658 metres) at Marte.  During 2010 a total of 24,148 metres of Core drilling and 4,614 metres of RC drilling were completed at Lobo and Marte.  During 2011 a total of 9,289 metres of Core drilling and 4,909 metres of RC drilling were completed at Lobo and Marte.  The drilling program for 2012 is currently being defined.

Significant near-deposit exploration potential remains in the project.  The Lobo deposit remains open at depth, to the northeast, and to the southeast, outside of pit limits.  Mineralization in a fault down-dropped block to the northeast of the Marte pit shell requires additional drill testing as do two satellite pits, Marte Northwest and Marte Southwest.  A number of greenfields targets have been identified that have characteristics that suggest the presence of additional centres of porphyry—epithermal mineralization.  In addition, potential remains for the identification of new mineralized zones under gravel and post mineral cover.

Kinross has completed a prefeasibility study at the Lobo-Marte project which confirms the viability of a 47,000 tonnes per day open heap leach operation incorporating SART technology, and identifies proven and probable mineral reserves are 6.027 million ounces of gold at an average grade of 1.14 grams of gold per tonne  The study estimates initial capital expenditures are approximately $693-776 million and average operating costs of approximately $11.14 per tonne with a total production of 3.563 million ounces over the project mine life.  Project infrastructure would include an upgraded powerline providing 22.3 MVA of average power demand, and a 1,500 person camp to accommodate construction and phase into operations.  Once operational, the project is expected to employ approximately 700 people, including permanent contractors.

The prefeasibility study update is based on estimated heap leach recovery rates of 56-71%.  Optimization opportunities and options that are being explored include potential recovery improvements through the addition of high pressure grinding rolls or potential improvements on finer crushing.

Kinross is extending the project timeline for Lobo-Marte as part of its capital and project optimization process.  It will use this additional time to complete permitting, further drilling at the Valy deposit and study opportunities for project optimization.  Approval of the Environmental Impact Assessment is targeted for the end of 2012, and completion of the project feasibility study is targeted for 2013.

Cerro Casale, Chile

On March 31, 2010, Kinross sold one-half of its then 50% interest in the porphyry copper deposit known as Cerro Casale, to Barrick. As a result, Kinross holds a 25% interest and Barrick holds a 75% interest in Cerro Casale. The feasibility study completed in February 2010 envisions a conventional open pit and milling/heap leach operation with production capacity of up to 160,000 tonnes per day of sulphide feed. This is processed through a flotation facility and, for the initial part of the mine life, while approximately 100,000 tonnes per day of oxide feed is processed in a heap leach facility.  The project is currently in the detailed engineering and procurement phase. The estimated total capital required to develop the project is $6 billion (Kinross’ share being $1.5 billion).

The Cerro Casale project is located in the Maricunga District of Region III of northern Chile. The city of Copiapó is 145 kilometres northwest of the deposit. The international border separating Chile and Argentina is located approximately 20 kilometres to the east.

The Cerro Casale project is owned by Compañía Minera Casale (“CMC”), a contractual mining company formed under the laws of the Republic of Chile. CMC owns 103 claim groups containing 6,447 exploitation claims and totalling 32,073 hectares. Some of these claims partially overlap, reducing the actual ground covered by all patented mining claims to an area of 31,653 hectares.

Water exploration concessions are held in three areas: Piedra Pomez, Pedernales and Cerro Casale. Piedra Pomez and Pedernales are located 121 kilometres and 210 kilometres, respectively, north of Cerro Casale.  CMC holds permits for 17 wells drilled at Piedra Pomez with a total yield of 1,237.62 litres per second. This area is expected to be the principal source of water for the Cerro Casale project.

Minera Anglo American Chile Limitada and its affiliates are owed a royalty from production from the Cachito and Nevado mining concessions, which cover all of the Cerro Casale deposit. The royalty is capped at $3 million and is based on a gold trigger price, and varies from 1% to 3% of net smelter returns. At the gold prices used to constrain mineral resources and mineral reserves, a 3% NSR royalty is applicable.

Environmental studies for the Cerro Casale project were initiated by CMC in 1998 and led to the preparation of the first environmental impact study (“EIS”) presented to the Government of Chile’s responsible authority on March 12, 2001. Following a documented review process, approval for this EIS was granted on February 1, 2002. This approval was known as the Aldebaran or RCA 14 EIA.

Since the approval was granted in 2002, there have been changes to the project plan, including new components (for example, the valley heap leach facility) and changes to the original plan (for example, a change in the proposed alignment of the concentrate pipeline). CMC has submitted a new EIS covering all changes made since the Aldebaran EIA (RCA 14) was approved in order to obtain the approvals necessary to proceed with development of the project in accordance with the current project plan.

The Cerro Casale deposit is located in the Aldebarán subdistrict of the Maricunga Volcanic Belt. The Maricunga Volcanic Belt is made up of a series of coalescing composite, Miocene andesitic to rhyolitic volcanic centres that extend for 200 kilometres along the western crest of the Andes. The volcanic rocks are host to multiple epithermal gold and porphyry-hosted gold-copper deposits, including Cerro Casale, Maricunga, Marte and La Coipa, as well as numerous other smaller mineral prospects. The volcanic rocks overlie older sedimentary and volcanic rocks of Mesozoic and Paleozoic age.

Gold-copper mineralization occurs in quartz-sulphide and quartz-magnetite-specularite veinlet stockworks developed in the dioritic to granodioritic intrusives and adjacent volcanic wall rocks. Stockworks are most common in two dioritic intrusive phases, particularly where intrusive and hydrothermal breccias are developed.

Mineralization extends at least 1,450 metres vertically and 850 metres along strike. The strike of mineralization follows west-northwest fault and fracture zones. The main zone of mineralization pinches and swells from 250 to 700 metres along strike and down dip steeply to the southwest. The highest grade mineralization is coincident with well developed quartz-sulphide stockworks in strongly potassic-altered intrusive rocks.

Exploration programs have been undertaken by a number of companies, including AngloGold, Bema, Arizona Star Resource Group, Placer Dome Inc., Kinross and Barrick. Work completed during 1989-2009 comprised property-wide geological mapping, interpretation of Landsat imagery, ground and airborne geophysical surveys, rock-chip and geochemical sampling, including bulk leach extractable gold and -80 mesh stream sediment, soil, talus, road-cut and grab sampling, trenching, RC and Core drilling, metallurgical testwork, and studies to support pre-feasibility and feasibility-level project assessment.  A total of 181 RC and 141 Core and RC—Core holes comprising 127,744 metres support the resource estimate for Cerro Casale.

Maricunga, Chile

The Maricunga heap leach mine, formerly known as the Refugio mine, is owned and operated by Compañía Minera Maricunga (“CMM”), a Chilean company that is now 100%-owned by Kinross, following the February 2007 acquisition of Bema. Previously, each of Kinross and Bema held a 50% interest in the Maricunga property, formerly known as the Refugio property.

The Maricunga property is located in the Maricunga District of the Region III of Chile, 120 kilometres east of the town of Copiapó.

All surface and mineral claims, surface rights and water rights are maintained in good standing. Mining claims total 6,770 hectares, while the exploration properties held by CMM include 2,100 hectares. Chilean attorneys monitor claim status on behalf of CMM annually. In addition to the mineral claim rights, CMM also holds title to surface rights at Maricunga, providing the land required for the leach pads, waste dumps, camp and other facilities. Water extraction rights, totalling 258 litres per second, have been secured by CMM.

The Verde and Pancho gold deposits at Maricunga occur in the Maricunga Gold Belt of the high Andes in northern Chile. Since 1980, a total of 40 million ounces of gold have been defined in the belt.

Gold mineralization at Maricunga is hosted in the Refugio volcanic-intrusive complex of Early Miocene age. These rocks are largely of intermediate composition. The Refugio volcanic-intrusive complex is exposed over an area of 12 square kilometres and consists of andesitic to dacitic domes, flows, and breccias that are intruded by subvolcanic porphyries and breccias.

Most of the structural trends affecting the Verde and Pancho deposits are related to fracture systems rather than fault zones. One of the main structural features influencing the Pancho deposit is the Falla Guatita fault zone. Field mapping suggests that there may be significant vertical displacement on this structure. Another major fault affecting the Pancho deposit is the Falla Moreno. This structure trends roughly east—west and forms an approximate northern boundary for the mineralization at Pancho.

Production at Maricunga (then known as Refugio) reopened in October 2005 and achieved its targeted rate of 14 million tonnes per year (40,000 tonnes per day) in late 2005. The mine operates two 12-hour shifts per day for 355 days annually allowing for inclement weather interruptions. Final pit design for Verde and Pancho assumed ten metre bench heights, bench face angles of 65 to 70 degrees, berm widths between 8 to 11 metres, berm interval of 20 metres, inter-ramp angles of 38 to 53 degrees and haul road gradient at 10% with a 25 metre road width.

The Maricunga gold recovery process consists of a single line primary crushing, fines crushing (secondary and tertiary), heap leaching using cyanide solution, followed by adsorption and regeneration plant operation. The process is designed to treat 40,000 tonnes per day of dry Maricunga ore. The crushing plant product is approximately 80% passing 10.5 millimetres. Crushed ore is hauled to the heap leach pads by haul trucks.

The SART (Sulphidization, Acidification, Recycling, and Thickening) process will be added to the plant, principally to control soluble copper in the leachate.

Based on the recovery estimates by ore type, process recovery over the mine life is expected to average 65.9% of contained gold in the plant feed. Life of mine annual gold production is expected to range from 200,000 to 290,000 ounces in situ on a 100% basis, with higher annual production during the years in which oxide ore is being mined and processed from the Pancho pit.

The actual reserves will likely result in the need to permit additional leach pad capacity, but this is not considered to be a material risk, as the existing permitted space is sufficient for the majority of the remaining reserves (272 million tonnes). Based on the expected processing rates and reserves, the mine life of the Maricunga property is estimated to continue up to 2028.

Kinross spent approximately $149.3 million on capital expenditures in 2011.  The most significant projects completed were: pre-stripping for Pancho Pit Phase 2, construction of the SART Plant, purchase orders for new mining equipment and construction of the leach pad extension.

Chirano, Ghana

Kinross acquired the Chirano gold project through its September 17, 2010 acquisition of Red Back. The Chirano gold project is owned and operated by Chirano Gold Mines Limited (“CGML”).  CGML is 90% owned by Kinross with the remaining 10% owned as a carried interest by the Government of Ghana. Chirano operations are managed by a third party contractor.

The project is located mostly in the Bibiani-Anhwiaso-Bekwai District and partly in the Sefwi Wiawso District of the Western Region of Ghana. It is 100 kilometres south-west of Kumasi, which is Ghana’s second largest city. Access to the project area from the capital Accra is via a sealed highway to Kumasi and then running south-west towards Bibiani and onwards to Sefwi-Bekwai.

The project area lies within the Paleoproterozoic terrain of south west Ghana, located just within the Sefwi Belt, very close to its margin against the Kumasi Basin to the east. Both the belt and basin both comprise rocks of Birimian age, with the belt dominated by mafic volcanics and the basin typified by fine grained, deep-water sediments. Both are intruded by granites.

The Chirano gold project was the first new mine built in Ghana for more than ten years and commenced gold production in 2005 with a surface mining operation from three pits and an initial annual gold production target of 130,000 ounces.  Surface mining operations have now been expanded to nine pits over a 10 km strike, and an underground operation has been developed and production established.  Processing capacity was increased from 2.0mt/a to 3.8mt/a with a major plant expansion that included a third mill and a tertiary crushing circuit, to accommodate the additional mining.  Annual gold production is now over 261,000 ounces.  Currently a second underground mine is nearing production which is expected to increase annual gold production in 2012.

Since commencement of exploration activities in the late 1990s CGML has grown to now employ approximately 2,200 people.  CGML has shown commitment to continual improvement towards excellence in health, safety and environmental matters, as well as promoting sustainable development within the immediate communities. The company is committed to a health and safety program that protects the safety and well-being of staff, clients, contractors and the general public in all aspects of its business operations.

The operations are guided by the Guidelines for Mining in Productive Forest Reserves in Ghana. Strategic efforts are being made to limit the impact of mine operations on the forest reserves. There is a closure plan in place to return disturbed areas to a functional, viable and self-sustaining ecosystem where feasible.

Dvoinoye, Russian Federation

The Dvoinoye project is 100% owned by Kinross following the acquisition from Northern Gold LLC and Regionruda LLC in 2010. The Dvoinoye project is a high grade epithermal gold deposit located approximately 100 km north of Kinross’ Kupol operation within the remote, undeveloped, mountainous area of the Chukotka Autonomous Okrug in Far East Russia.  The Dvoinoye deposit hosts an inactive open pit mine which previously operated six months per year, with throughput of approximately 250 tonnes per day.

Kinross plans to develop the Dvoinoye operation as a larger underground mine, and to transport ore to the Kupol mill for processing, pursuant to an ore purchase agreement with Kinross’ 100%-owned CMGC, the owner of the Kupol mine. By leveraging existing Kupol facilities, Kinross expects to eliminate the need for construction of an additional processing plant, and allow for treatment of Kupol ore with higher-grade Dvoinoye ore.

Up to three core rigs were active on the property in 2011, resulting in the completion of over 31,000 metres of drilling including exploration, engineering and condemnation holes.

A scoping study on the Dvoinoye project was completed in January 2011 and a feasibility study commenced in February 2011 and the processing of ore remained on target to commence in the second half of 2013.  The feasibility study is based on developing Dvoinoye as an underground mine with an output of up to 1000 tonnes per day and a mine life from 2013 through 2020.  Dvoinoye feed is expected to be processed at the Kupol mill and is expected to allow an increase in mill throughput to approximately 4,500 tonnes per day, requiring relatively minor modifications to the processing plant. Processing of Dvoinoye ore at Kupol is targeted to commence in the second half of 2013.

Permitting is proceeding as planned, and the five-year exploration plan for Dvoinoye, including an exploration decline, has been approved by government authorities. Underground development of the decline commenced in January 2011 and in 2011 a total of 1322 m of underground development was completed.  The truck shop and water storage buildings have been delivered to site and the permanent camp, key equipment and supplies for the 2012 construction program are being assembled in the Port of Pevek for delivery to site on the 2012 winter road.  Earthworks for the permanent camp and most other permanent facilities are largely complete and concrete foundation work is in progress.

Kinross expects that project development milestones in 2012 will include continuation of underground development, installation of the permanent camp, erection of the truck shop and water storage buildings, erection of the fuel storage facility, construction of other additional site facilities and infrastructure and the release of a feasibility study. Exploration drilling is expected to continue at Dvoinoye in 2012 to further define resources and reserves and to test additional exploration targets.

Fruta del Norte, Ecuador

Aurelian Ecuador S.A. (“AESA”) holds a 100% interest in the Condor project, which includes the FDN deposit.  Kinross acquired AESA and FDN through its 2008 acquisition of Aurelian.  FDN was discovered in the first half of 2006 and is a significant gold and silver deposit.  In addition to this deposit, the Condor project area has several other unexplored exploration targets.

The Condor project consists of 35 mining concessions covering approximately 85,000 hectares located in southeast Ecuador, largely in the province of Zamora-Chinchipe, with some in Morona-Santiago.  The majority of the concessions form a large contiguous block that extends from the Rio Nangaritza eastward to the international border with Peru.  The La Zarza concession, which hosts the FDN deposit, is situated between 9,575,900 to 9,585,000 N and 781,000 to 773,000 E of UTM zone 17S (PSAD 1956 datum).  The term of each concession is 25 years according to the recently promulgated Ecuadorian mining law, of which 21 years remain on the La Zarza concession.

The nearest large city to the Condor project area is Loja, which has a population of approximately 190,000 and lies approximately 80 km west-southwest of La Zarza concession.  Loja has daily scheduled air service from the national capital Quito, as well as from Ecuador’s largest city and port Guayaquil.  The Condor project area is located approximately 195 road-kilometres from Loja.

The Cordillera del Condor is a mountain system situated east of, and parallel to, the axis of the Andes Mountains.  It defines the international border with Peru in southeastern Ecuador.  Locally, the Cordillera del Condor consists of heavily dissected, steep ridges that rise from the Rio Zamora and Rio Nangaritza valleys (approximately 850 metres above sea level) to sharp ridges and flat-topped mesas, up to 2,400 metres above sea level, which lie along the border.  The majority of the Condor project, including La Zarza concession, lies in the highlands south of the Rio Zamora and east of the Rio Nangaritza, both of which flow into the Amazon River drainage system.

Kinross has continued the process of acquiring sufficient surface right agreements to support project development and access.  Approximately 80% of the required agreements to surface rights have been obtained.

Modern exploration of La Zarza concession began in 1996 with reconnaissance sampling by Minera Climax del Ecuador (“Climax”), a subsidiary of Climax Mining Ltd. of Australia.  It optioned the concession from Amlatminas S.A. (“Amlatminas”) in March 1997 and began a more extensive exploration program.

In 2001, Aurelian Resources Corporation Ltd. (the private, predecessor company to Aurelian), recognized the exploration potential of southeast Ecuador and began compiling a land package in the Cordillera del Condor region through staking under the recently revised mining act.  Aurelian’s exploration began in 2001 with an initial site visit and continued in 2002 with confirmation sampling on La Zarza concession, completed for the technical report supporting the company’s TSX-V listing.

The FDN deposit is classified as an intermediate sulphidation epithermal gold-silver system, with multi-phase quartz-carbonate-sulphide stockwork veining and hydrothermal brecciation traced over widths of 80 to 150 metres at the central part and increasing to over 300 metres at the southern end.  The epithermal system is currently defined over a strike length of 1,300 metres.  The stockwork veining comprises closely spaced, multidirectional veinlets at shallow levels, but at depth the number of sheeted veins increases while the overall stockwork intensity progressively decreases.  Hydrothermal brecciation textures vary from fine, millimetre-scale crackle brecciation to matrix-supported brecciated “veins”.  The deposit is also cut by a series of more discrete, larger (0.5 to 5 metres wide), banded epithermal veins.  These veins typically exhibit classic space-filling epithermal textures with crustiform-colloform banding, cockade and bladed calcite (usually pseudo-morphed by quartz).

Drill campaigns completed project-wide from 1997 to the end of 2010 comprise 360 Core holes (143,929 metres).  A total of 222 drill holes (107,983 metres) between 2006 and 2010 were completed in the FDN deposit area, of which 184 are used to support reserve and resource estimation.  Drill spacing varies from about 100 metres x 100 metres on the periphery of the deposit to approximately 30 x 30 metres spacing in the deposit core.

Core sizes produced varied according to the rig type; the majority of core, however, ranges from HQ (63.5 millimetres diameter) to NQ (47.6 millimetres) with lesser HQ3—NQ3 (drilled for geotechnical purposes), NTW (56 millimetres) and BTW (42 millimetres) sizes.

All strongly altered or epithermal mineralized intervals of core were sampled, with the exception of some intervals within the Suarez Formation once it was established that this material did not contain potentially economic levels of gold.  Sampling always began at least five samples above the start of mineralization.  Sample intervals were a maximum of two metres in unmineralized lithologies and a maximum of one metre in mineralized lithologies.  Smaller samples were selected around high grade, visible gold-bearing veins, with a minimum sample length of 20 centimetres.

There are no mining or milling operations at FDN.  Kinross is working to prepare a feasibility study.

Kinross plans to continue both regional and FDN-specific exploration in 2012.  Regional exploration is budgeted at approximately $6 million in 2012.  Exploration at FDN will consist of continued development of a decline to access underground drilling locations.  The underground drill corridor will be developed from the Bonza-Las Peñas mineralization near the Las Peñas camp to the south end of the FDN deposit.  In 2012, the underground decline development is budgeted for approximately $20 million, which is expected to be capitalized.

A total of approximately $80 million has been budgeted for activities in 2012, including regional exploration, project engineering to continue a feasibility study on the FDN deposit and continued construction and development of the advanced exploration decline in 2012.

Discussions with the Ecuadorian government are ongoing in order to advance negotiation of the definitive exploitation and investment protection agreements, to Kinross’ satisfaction. Kinross continues to explore options to optimize capital allocation and improve overall project economics prior to finalizing the project feasibility study and completing the exploitation and investment protection agreements.

RISK FACTORS

The business and operations of Kinross are subject to risks.  In addition to considering the other information in this Annual Information Form, you should consider carefully the following factors in deciding whether to invest in securities of Kinross.  If any of these risks occur, or if other risks not currently anticipated or fully appreciated occur, the business and prospects of Kinross could be materially adversely affected, which could have a material adverse effect on Kinross’ valuation and the trading price for its shares.

The financial and operational performance of Kinross is dependent on gold and silver prices.

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver.  Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross.  The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical.  Industry factors that may affect the price of gold and silver include: industrial and jewellery demand; the level of demand for such metals as an investment; central bank lending, sales and purchases of the metals; speculative trading; and costs of and levels of global production by producers of the metals.  Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar (the currency in which the price of the metals is generally quoted) and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected.  In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations.  Under such circumstances, Kinross might curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Kinross’ gold and/or silver mineral reserves and mineral resources might be reduced and existing reserves might be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.  Furthermore, certain of Kinross’ mineral projects include copper, which is similarly subject to price volatility based on factors beyond Kinross’ control.

Kinross’ operations and profitability are affected by shortages and price volatility of other commodities and equipment.

Kinross is dependent on various commodities (such as diesel fuel, electricity, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects.  There has been an increase in the worldwide demand for critical resources such as input commodities, drilling equipment and tires.  The shortage of any such commodities, equipment and parts or a significant increase of their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production.  The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile and Mauritania.  Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond Kinross’ control.  If the costs of certain commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, Kinross may determine that it is not economically feasible to continue commercial production at some or all of Kinross’ operations or the development of some or all of Kinross’ current projects, which could have an adverse impact on Kinross’ financial performance and results of operations.

Kinross’ future plans rely heavily on mine development projects, which involve significant uncertainties.

The Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations.  Major development projects for Kinross include the addition of the fourth ball mill at Paracatu, Dvoinoye, Lobo-Marte, Fruta del Norte, Cerro Casale, the expansions at Maricunga and Tasiast, the extension of mine life at Round Mountain and the Fort Knox heap leach project in Alaska.  Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices. Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits.  Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more or our planned developments becoming impractical or uneconomic to complete.  Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget.  The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.  The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Changes to the extensive regulatory and environmental rules and regulations to which Kinross is subject could have a material adverse effect on Kinross’ future operations.

Kinross’ mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters.  The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America.  New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties.  Compliance with these laws and regulations is part of the business and requires significant expenditures.  Changes in regulations and laws, including those pertaining to the rights of leaseholders or the payment of royalties, net profit interest or similar amounts, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations.  Kinross is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

The operations of Kinross require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays and uncertainties.  Such licenses and permits are subject to change in various circumstances.  Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licenses and other penalties.  There can be no assurance that Kinross has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that Kinross has all required licenses and permits in connection with its operations.  Kinross may be unable to obtain on a timely basis or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.  In addition, third parties may, from time to time, challenge Kinross’ permits and licences and/or applications for permits and licences which could lead to delays and/or suspension of development projects and/or current operations.

Kinross’ exploration programs in North America are subject to federal, state, and local environmental regulations.  For example, in the U.S., some of Kinross’ mining claims are on United States public lands and The United States Forest Service (the “USFS”) and BLM extensively regulate mining operations conducted on public lands.  Most operations involving the exploration for minerals are subject to laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odour, noise, dust, and other environmental protection controls adopted by federal, state, and local governmental authorities as well as the rights of adjoining property owners.  In addition, in order to conduct mining operations, Kinross will be required to obtain performance bonds related to environmental permit compliance.  These bonds may take the form of cash deposits, letters of credit provided through the banking syndicate line of credit, or, if available, could be provided by outside insurance policies.  Kinross will be required to prepare and present to federal, state, or local authorities data pertaining to the effect or impact that any proposed exploration or mining activity may have upon the environment and propose mitigation to decrease environmental impacts.  All requirements imposed by any such authorities may be costly and time-consuming and may delay commencement or continuation of exploration, mine development or production operations.

The mineral reserve and mineral resource figures of Kinross are only estimates and are subject to revision based on developing information.

The figures for mineral reserves and mineral resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.  Reserve and resource estimates are materially dependent on prevailing gold and silver prices and the cost of recovering and processing minerals at the individual mine sites.  Market fluctuations in the price of gold or silver or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of gold and/or silver may render reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could reduce materially Kinross’ mineral reserves and mineral resources.  Should such reductions occur, material write downs of Kinross’ investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.  There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves.  The estimates of mineral reserves and mineral resources attributable to a specific property are based on accepted engineering and evaluation principles.  The estimated amount of contained gold and silver in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and mineral resources.  The estimates in this Annual Information Form are based on various assumptions relating to gold prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates.

Kinross’ operations may be adversely affected by changing political and economic conditions.

Kinross has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Ecuador, Ghana, Mauritania and the Russian Federation and such operations are exposed to various levels of political, economic, and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; piracy; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest in countries in which Kinross operates and/or neighbouring countries and regions; regime change; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in countries in which Kinross operates may result in these governments adopting different policies respecting foreign investment, and development and ownership of mineral resources.  Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, duties and royalties, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation.  Such changes could also adversely affect our ability to obtain financing on acceptable terms for the exploration, development, expansion or operation of our properties.  In addition, governments in these countries may in the future adopt substantially more onerous laws or policies, which might extend to, as an example, expropriation of assets.

Tax regimes in the countries in which Kinross operates may be subject to differing interpretations and are subject to frequent change.  Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities.  As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest.

Kinross is subject to hazards and risks associated with exploration and mining activities and insurance may be insufficient to cover these risks.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development, and production activities of precious metals mining properties, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage.  The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which Kinross has interests.  Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall failures, ground and slope failures and inventory theft, could have an adverse impact on Kinross’ operations. Severe weather conditions, including those resulting from global climate change, may adversely impact Kinross’ operations.  As a result, production may fall below historic or estimated levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.  For example, a significant and prolonged increase in temperatures near Kinross’ Kupol mine could result in the melting of the ice road which leads in and out of the Kupol mine or could cause ground instability at the mining operations.  At the Paracatu mine, a significant increase in rainfall could result in flooding, which may disrupt mining operations.

Further, few mining properties that are explored are ultimately developed into producing mines.  Major expenses are required to establish reserves by drilling and to construct mining and processing facilities.  Large amounts of capital are frequently required to purchase necessary equipment.  Delays due to equipment malfunction or inadequacy may adversely affect Kinross’ results of operations.  It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs.  Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross’ operations, financial condition, and results of operations.

Available insurance does not cover all the potential risks associated with a mining company’s operations.  Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss.  Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to Kinross or to other companies in the mining industry on acceptable terms.  As a result, Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons.  Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

If Kinross does not develop additional mineral reserves, it may not be able to sustain future operations.

Because mines have limited lives, Kinross must continually replace and expand its mineral reserves as they are depleted by production at its operations in order to maintain or grow its total mineral reserve base.  The life-of-mine estimates included in this Annual Information Form for each of Kinross’ material properties are based on a number of factors and assumptions and may prove to be incorrect.  Kinross’ ability to maintain or increase its annual production of gold and silver will significantly depend on its ability to bring new mines into production and to expand mineral reserves at existing mines.  Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Substantial expenditures are required to establish mineral reserves and to construct mining and processing facilities.  As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries.  As a result, the reserve base of Kinross may decline if reserves are mined without adequate replacement and Kinross may not be able to sustain production beyond the current mine lives, based on current production rates.

The mineral resources of Kinross may not be economically developable, in which case Kinross may never recover its expenditures for exploration and/or development.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves.  Measured, indicated and inferred mineral resources are not recognized by the U.S. Securities and Exchange Commission and U.S. investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered.

Kinross is subject to risks related to environmental liability, including liability for environmental damages caused by mining activities prior to ownership by Kinross and reclamation costs and related liabilities.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the ownership of a property by Kinross.  The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross.  Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities.  Kinross estimates the net present value of future cash outflows for reclamation costs under IFRS, IAS 37 and IFRIC 1 at $598.6 million as at December 31, 2011 based on information available as of that date.  Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation costs.  As of December 31, 2011, letters of credit totalling $170.8 million had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose.  The letters of credit were issued against the Company’s Letter of Credit guarantee facility and the Company believes it is in material compliance with these reclamation and remediation security requirements.  Evolving regulation in certain jurisdictions related to financial assurance requirements for reclamation and remediation costs may require additional security to be provided which could have a material adverse effect on Kinross.

The Russian Federal Strategic Investments Law and amendments to the Russian Subsoil Law may have adverse effects on Kinross’ development projects in Russia.

On May 7, 2008, the Russian federal laws “On the Procedure for Foreign Investment in Companies of Strategic Significance for State Defence and Security” (the “Strategic Investments Law”) and “On Amendments to the Subsoil Law” came into effect. A number of important amendments to the Strategic Investments Law became effective on December 18, 2011.

The Strategic Investments Law (as amended) sets forth the criteria whereby certain transactions entered into by a foreign investor require prior approval from the Russian Federation (“RF”) authorities.  Such approval will be required if: (1) the Russian Company (“RusCo”) is engaged in activities which are defined as strategic for the purposes of national security and defence, and (2) where a RusCo holds rights to a “strategic deposit” (such as Kupol or Dvoinoye), a potential foreign investor directly or indirectly obtains 25% (formerly 10%) or more of the voting shares of the RusCo, or there exists some other mechanism for control over (such as a management agreement) the RusCo.  This approval requirement applies in respect of indirect acquisitions of equity interests, such that a third party non-Russian purchaser of 25% or more of Kinross’ ownership interest will be required to obtain applicable governmental approvals.

The Strategic Investments Law designates geological study and/or mining work in subsoil areas of federal significance as strategic activity.  According to the RF Subsoil Law (as amended in 2008), subsoil areas of federal significance, among other things, include those that contain according to the records of the state balance of mineral reserves as of January 1, 2006, gold reserves of 50 tonnes (or 1,763,698 ounces) or more and/or 500,000 tonnes or more of copper.  The Kupol and Dvoinoye deposits were listed as strategic deposits, as their gold reserves exceed 50 tonnes.

Kinross has successfully obtained Strategic Investments Law approval from the RF authorities respecting the acquisition of Dvoinoye and, more recently, the acquisition of the remaining 25% of Kupol.

Under the Strategic Investment and Subsoil laws and RF Government Resolution no. 697 dated September 16, 2008, combined license holders (such as CMGC with respect to the Kupol East and Kupol West licenses) are required to seek approval from the RF Government prior to the commencement of mining operations on a strategic deposit under a combined license.  The RF government has the right to terminate the combined license after completion of geological surveys, if 50 or more tonnes (a “strategic deposit”) are discovered during the exploration stage with respect to either of these deposits. If such approval is not obtained or the license is terminated, CMGC will not be able to mine under the Kupol East and Kupol West combined exploration and mining licenses or the Vodorazdelnaya property after completion of geological surveys. Although the RF Government has granted such approval to other foreign parties (including Kinross, as noted above), there can be no assurance that such approval to mine will be granted to the license holder by the RF Government or what the terms of such approval might be.  In the case of a withdrawal of a license, the RF Government is required to reimburse the expenses (including finance expenses, but subject to a cap on interest) incurred in respect of the geological study of the subsoil plot and any tender fee amount paid by the license holder plus a termination fee (in the case of a gold deposit, the termination fee is equal to 30% of the amount of reimbursable expenses).  In addition, the license holder may be paid a finder’s fee by the RF Government in its discretion.

Changes in economic and political conditions in Ecuador could adversely affect Kinross’ Fruta del Norte project in that country.

Kinross may be negatively affected by political uncertainty and economic instability, or by unanticipated legislative, regulatory or public policy initiatives, in Ecuador in the future.

There are risks that, should they materialize, could create a situation adverse to the Company or which could undermine the ability of mining companies to operate successfully in the country. These risks include, but are not limited to, the possibility that: (1) the mining and investment laws, and their respective regulations, are amended or administered in a manner which renders the development of the FDN deposit, or large-scale mining in general, uneconomic; (2) a deterioration in Ecuador’s economy and public finances, or other unforeseen matters, causes the government to introduce fiscal measures which make it difficult or impossible for the Company to raise or justify the investment of capital necessary to successfully develop the FDN deposit; (3) the government decides to replace the dollar as the official currency of Ecuador with an alternative or secondary currency and introduces an exchange system and capital controls that make it difficult for international companies to operate in Ecuador; (4) internal political volatility could generate a situation in which delays occur for contract negotiations or permit approvals, resulting in changes to the overall project schedule; (5) legislation could be approved which has a material impact on the Company’s ability to advance with project development; and (6) the Ecuadorian government could expropriate the FDN deposit under its laws and regulations or otherwise.  If the Ecuadorian government continues its existing default or subsequently defaults on additional foreign debt obligations, this could have negative implications for the country’s economy and investment climate.

The Mining Law in Ecuador could adversely affect the Fruta del Norte project.

Pursuant to the Ecuadorian mining law, the Ecuadorean government has the unilateral right to terminate mining concessions for certain specified causes, including but not limited to: (1) non-payment of certain fees, royalties and taxes due under the Mining Law; (2) failure to file certain reports detailing exploration activity and annual production; (3) conducting unauthorized exploitation activities; (4) fraudulent misrepresentation of information contained in reports submitted pursuant to the Mining Law; (5) environmental damage declared in accordance with the environmental regulations; (6) damage to cultural property; and (7) violation of human rights. Once a mining concession is terminated for any reason set forth above, the mining concessionaire cannot obtain a concession that covers, in whole or in part, the area covered by the original concession for a period of three years following the date of termination.

The Ecuadorean government may dispute whether cure rights are available under the mining law for certain of the specified causes for termination, including for failing to pay any amounts due under the mining law, environmental damage, damage to cultural property and violations of human rights. If the government terminates a mining concession, the government may assert that there is no compensation due to the mining concessionaire and that there are limited or no legal remedies that provide for the suspension of such termination proceedings pending resolution of any disputes. The Ecuadorean government may also dispute ownership of assets following termination or expiration of the mining concession and the exploitation agreement.

The Ecuadorean mining law is relatively new and clear regulatory frameworks applicable to the mining industry have not yet been adopted. As a result, any changes to or developments in the interpretation and the implementation of the mining law regulations, and/or related permitting requirements, may make it difficult or impossible to proceed with the development of the FDN deposit on an economic basis.

Legal uncertainty with respect to the availability of international arbitration under any exploitation agreement or investment agreement with Ecuador with respect to the Fruta del Norte project could adversely affect our interests.

Ecuadorian law purports to limit the availability of international arbitration under certain circumstances. As a result, there can be no assurance that international arbitration will be available to resolve all disputes under any exploitation agreement or investment agreement we may enter into with Ecuador in connection with our FDN project.

If we are unable to agree to satisfactory terms with respect to an exploitation agreement and an investment agreement for Fruta del Norte within certain statutory time periods, Kinross may lose the mining concessions held in Ecuador.

The Ecuadorian mining law currently requires that the mining concessionaire declare a change to the exploitation phase and enter into an exploitation agreement within a period of two years following commencement of the economic evaluation phase, in each case as defined in the mining law.  In the case of FDN, the two year period is set to expire on March 29, 2013 and, if Kinross is unsuccessful in reaching agreement with the Ecuadorian government on a satisfactory exploitation agreement and investment agreement within six months following such phase change, it may result in a loss of the mining concessions.  The Ecuadorian mining law does allow for an extension of up to two years for the required phase change at the sole discretion of the Ecuadorian government.

Title and access to Kinross’ properties may be uncertain and subject to risks.

The validity of mining claims which constitute most of Kinross’ property holdings may, in certain cases, be uncertain and is subject to being contested.  Kinross’ titles, including title to undeveloped properties, may be defective.

Certain of Kinross’ United States mineral rights consist of unpatented mining claims.  Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of the multiple types of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the United States government.  The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law.  The necessity for, and rights associated with, various types of unpatented mining claims is also subject to uncertainties, as illustrated by the claims made by plaintiffs in Earthworks, et al vs. U.S. Department of the Interior, which is pending in the United States District Court for the District of Columbia, and in which Kinross has intervened.  The General Mining Law of the United States includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).  However, a Congressional moratorium against the filing of new applications for a mineral patent is currently in effect and is expected to remain in effect.

Certain of Kinross’ mining properties are subject to various royalty and land payment agreements.  Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people.  The presence of community stakeholders may also impact on the Company’s ability to develop or operate its mining properties.  In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to develop or operate its mining properties.  While Kinross strives to develop excellent relationships with local stakeholders, there can be no assurance that such relations will remain amicable.  If a dispute were to arise, it might result in reduced access to properties or a delay in operations.

For example, in Brazil, there is legislation requiring the government to grant title to the Quilombola people who either still occupy their traditional lands or who are found, through a process administered by the Instituto Nacional de Colonizacao e Reforma  Agraria (INCRA), to have rights to certain lands. There are five Quilombola communities which have been registered and certified in the Paracatu area.  An INCRA report issued on March 6, 2009 indicated that the Machadinho Quilombola community has rights to 2,217.52 hectares of land in the area, a portion of which (900 hectares) would be affected by the operation of the new Eustaquio tailings facility at Paracatu.

As a result, the Company is in the process of negotiating an agreement with the Machadinho Quilombola Association (AQUIMA) to compensate the affected community for the tailings facility construction in the lands that once were occupied by their ancestors. The Company expects that the negotiations will be successful and that it will fully compensate the Quilombola community, but there remains a risk that such agreement is not concluded on a timely basis which may adversely impact on the Company’s plan to complete the construction of and operate a new tailings facility in the desired location under its current timetable.  The Company previously obtained an installation permit to construct the new tailings facility, and in November 2011, after an injunction by the Federal Public Attorney (“FPA”) was unsuccessful,  Kinross was granted an operating permit for the Eustaquio tailings facility.  However, the lawsuit is pending and, if successful, it is possible that the license to operate could be revoked or suspended in the future.

In addition, Kinross has three pending lawsuits related to the seven easement applications (relating to surface rights) filed in 2009 for the Eustaquio tailings facility.  If any of these lawsuits are successful, a third party could denounce the operating permit, which contains a condition that Kinross must have possession of all lands.  If Kinross were found to not currently have possession of all of lands, there is a risk that the Eustaquio operating permit might be cancelled or rendered ineffective.

Numerous other companies compete in the mining industry, some of which may have greater resources and technical capacity than Kinross and, as a result, Kinross may be unable to effectively compete, which could have a material adverse effect on Kinross’ future operations.

The mineral exploration and mining business is competitive in all of its phases.  Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties.  The ability of Kinross to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.  Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Internal controls provide no absolute assurances as to reliability of financial reporting and statement preparation, and ongoing evaluation may identify areas in need of improvement.

Kinross has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls.  Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  Kinross’ failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

To operate successfully, Kinross is reliant on finding and retaining qualified personnel, including key executives.

In order to operate successfully, Kinross must find and retain qualified employees.  Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner.  In addition, due to the numerous development projects currently underway in multiple countries, the risk of failing to attract and retain appropriate numbers of qualified personnel is elevated.  One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives were no longer available, Kinross and its business could be adversely affected.  Kinross does not carry key-man life insurance with respect to its executives.

Kinross may require additional capital that may not be available.

The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing.  Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest.  Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

In particular, the availability of debt financing on economically feasible terms will be essential to the continuing development of our various new and expansion projects, and any lack of such availability may adversely affect our ability to complete those projects or the long-term economic viability of such projects.

Kinross’ level of indebtedness and an inability to satisfy repayment obligations could have a significant impact on its operations and financial performance.

Although Kinross has been successful in repaying debt in the past, there can be no assurance that it can continue to do so.  Kinross’ level of indebtedness could have important consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates, particularly given that a substantial portion of Kinross’ indebtedness bears interest at variable rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations.  Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors.  Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates.  Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations.  If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.  There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

The operations of Kinross in various countries are subject to currency risk.

Currency fluctuations may affect the revenues which Kinross will realize from its operations since gold is sold in the world market in United States dollars.  The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Ghanaian cedis, Mauritanian ouguiyas and Russian roubles.  The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms.  From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations.  Currency hedging involves risks and may require margin activities.  Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Kinross’ financial position.  While the Chilean peso, Brazilian real, Ghanaian cedi, Mauritanian ouguiya and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.

While Kinross has a “no gold hedging” policy, the Company may from time to time acquire gold and/or silver hedge (or derivative product) obligations through acquisitions and/or employ hedge/derivative products in respect of other commodities, interest rates and/or currencies.

While Kinross has a “no gold hedging” policy, the Company has from time to time through acquisition acquired gold and/or silver hedge (or derivative product) obligations and may do so in the future.  Kinross has also from time to time employed hedge/derivative products in respect of other commodities, interest rates and/or currencies, and may do so in the future.  Hedge (or derivative) products are used to manage the risks associated with gold or silver price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices.  Where Kinross holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner.  The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of default on amounts owing to Kinross by the counterparties with which Kinross has entered into such transactions; (b) market liquidity risk — the risk that Kinross has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Kinross incurring an unrealized mark-to-market loss in respect of such derivative products.

In the case of a gold or silver forward sales program, if the metal price rises above the price at which future production has been committed under a forward sales hedge program, Kinross may have an opportunity loss.  However, if the metal price falls below that committed price, revenues will be protected to the extent of such committed production.  There can be no assurance that Kinross will be able to achieve future realized prices for gold that exceed the spot price as a result of any forward sales hedge program.

The business of Kinross is dependent on good labour and employment relations.

Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross.  Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business.  Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition.

The results of Kinross’ operations could be adversely affected by its acquisition strategy and Kinross may not realize the anticipated benefits of recent acquisitions.

As part of Kinross’ business strategy, it has sought, and may continue to seek, to acquire new mining and development opportunities in the mining industry.  Any acquisition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross’ business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks.  Kinross’ success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions, and to integrate the acquired businesses and their personnel.  Kinross may be unable to complete any acquisition or business arrangement that it pursues on favourable terms.  Any acquisitions or business arrangements completed may not ultimately benefit Kinross’ business and could impair its results of operations, profitability and financial results.  Acquisitions and business arrangements are accompanied by risks including, without limitation: a significant change in commodity prices after Kinross has committed to complete the transaction and established the purchase price or exchange ratio; an acquired material orebody may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations, technologies and personnel of any acquired companies, including the recently acquired Underworld and Red Back (see “General Development of the Business — Three Year History”), realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization to support the expansion of Kinross’ operations resulting from these acquisitions; the integration of the acquired business or assets may divert management’s attention and disrupt Kinross’ ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.  Should these or other risks develop, we may suffer significant financial losses or be required to write-down the value of the assets we acquired.  For example, for 2011, we recorded an impairment charge of $2.9 billion against goodwill at our Tasiast and Chirano projects, which we acquired in 2010.  There can be no assurance that additional write-downs against these or other assets will not occur in future periods.

In addition, in the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross’ leverage will be increased.  If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, Kinross may choose to finance any such acquisition with its existing resources.  There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Kinross may be adversely affected by global financial conditions.

Recent global financial conditions have continued to be characterized by increased volatility due to concerns in respect of the European countries debt levels, activities in the Middle East and the continued uncertainty with respect to an economic recovery in the United States.  The fallout from this has resulted in the following conditions, which may have an impact on the operations and cash flows of the Company:

•              Volatility in commodity prices and foreign exchange rates;

•              Tightening of credit markets, although better than during the 2008 - 2009 crisis;

•              Increased counterparty risk; and

•              Volatility in the prices of publicly traded entities.

Although the tightening of credit markets has restricted the ability of certain companies to access capital, to date this has not had an impact on the Company’s liquidity. In 2011, the Company raised approximately $1,200 million through the issuance of $1,000 million in public bonds and the closing of a $200 million loan facility at Kupol.  The Company also re-negotiated its credit facility in 2011 increasing it to $1,200 million with total undrawn availability of $1,144.5 million at December 31, 2011. However, continued tightening of credit markets may impact the ability of the Company to obtain additional debt financing, or to refinance existing debt at maturity, in the future on terms favourable to the Company.

Continued volatility in equity markets may have an impact on the value of publicly listed companies in Kinross’ equity portfolio. Should equity values decline and are deemed to be long term in nature, impairment losses may result.

Kinross is subject to certain legal proceedings and may be subject to additional litigation in the future.

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects.

In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Kinross and certain of its executives have been named as defendants in two putative securities class action suits recently filed in Canadian and U.S. courts.  See “Legal Proceedings And Regulatory Actions—Legal Proceedings”.

Kinross may not be able to control the decisions and strategy of joint ventures to which it is a party.

Some of the mines and projects in which Kinross owns interests are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Kinross’ profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Kinross’ results of operations and financial condition: (a) inability to exert influence over certain strategic decisions made in respect of joint venture properties; (b) disagreement with partners on how to develop and operate mines efficiently; (c) inability of partners to meet their obligations to the joint venture or third parties; and (d) litigation between partners regarding joint venture matters.

Kinross may be negatively affected by market price volatility

The Kinross common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”).  The price of the Kinross common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE further reducing market liquidity.

As a result of any of these factors, the market price of its common shares at any given point in time may not accurately reflect Kinross’ long-term value.  Securities class action litigation has been brought against companies following periods of volatility or significant decline in the market price of their securities.  Kinross has recently been named as defendant in two putative class action suits in Canada and the United States and may in the future be the target of additional similar litigation.  See “Legal Proceedings And Regulatory Actions—Legal Proceedings”.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Kinross may not be able to support the carrying value of goodwill.

Kinross evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  This evaluation involves a comparison of the estimated fair value less costs to sell of Kinross’ cash generating units (“CGUs”) to their carrying values.  The fair values of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control.  Kinross’ fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than those estimates.  In connection with Kinross’ 2011 evaluation, Kinross has recorded a goodwill impairment charge of $2,937.6 million, which relates to goodwill at Tasiast and Chirano.  Tasiast represents $2,490.1 million or 85% of this goodwill impairment charge.  In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its CGUs may over time result in further impairment charges.

DIVIDEND POLICY

In 2011, Kinross paid a total cash dividend of $0.11 per share on its common shares - $0.05 in March and $0.06 in September.  On February 15, 2012, Kinross’ board of directors declared a dividend of $0.08 per common share, payable on March 31, 2012 and announced that it was increasing its semi-annual dividend to that level.  Prior to 2008, Kinross had not paid any dividends on its common shares. While the present intention is to pay a dividend semi-annually, Kinross is under no obligation to declare or pay any further dividends on its common shares.  Payment of any future dividends will be at the discretion of Kinross’ Board of Directors, after taking into account many factors, including Kinross’ operating results, financial condition, and current and anticipated cash requirements.  Further, pursuant to Kinross’ syndicated credit facility, Kinross may be required to obtained consent from the lenders prior to declaring any common share dividend.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

A putative securities class action complaint was filed on February 16, 2012 (the “Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The Complaint named as defendants the Company, Tye Burt, President and CEO, Paul Barry, Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. The Complaint alleges, among other things, that Kinross inflated its share price by knowingly or recklessly making material misrepresentations concerning the Tasiast mine and deposit and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  Kinross intends to vigorously defend against the Complaint and believes it is without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”). The Ontario Action named as defendants the Company, Tye Burt, President and CEO, Paul Barry, Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made. The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the Ontario Action and believes it is without merit.

Taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and filings and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax rules.

Regulatory Investigations

In 2011, the Company was not involved in any new or ongoing material regulatory investigations.

DESCRIPTION OF CAPITAL STRUCTURE

KINROSS COMMON SHARES

Kinross has an unlimited number of common shares authorized and 1,138,736,390 common shares issued and outstanding as of March 26, 2012.  There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Kinross common shares or exercise the voting rights associated with Kinross common shares.  A summary of the rights of the Kinross common shares is set forth below.

Dividends

Holders of Kinross common shares are entitled to receive dividends when, as and if declared by the board of directors of Kinross out of funds legally available therefor, provided that if any Kinross preferred shares are at the time outstanding, the payment of dividends on common shares or other distributions (including repurchases of common shares by Kinross) will be subject to the declaration and payment of all cumulative dividends on outstanding Kinross preferred shares and any other preferred shares which are then outstanding.  The Business Corporations Act (Ontario) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding up of Kinross, holders of Kinross common shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross’ indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares, and any other preferred shares then outstanding.

Voting

Holders of Kinross common shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

MARKET PRICE FOR KINROSS SECURITIES

In Canada, the Kinross common shares trade on the TSX under the symbol “K.”  In the United States, the Kinross common shares trade on the NYSE under the symbol “KGC.”  The Kinross common shares began trading on the NYSE on February 3, 2003.  The following table sets forth, for the periods indicated, the high and low sales prices of the Kinross common shares on the TSX and the NYSE and the trading volume.

	Kinross Common Shares on the TSX			Kinross Common Shares on the NYSE
	High	Low	Trading Volume (in millions of shares)	High	Low	Trading Volume (in millions of shares)
	(CDN Dollars)	(CDN Dollars)		(US Dollars)	(US Dollars)
Fiscal Year Ending December 31, 2011
January	18.70	15.98	157.3	19.26	16.00	139.6
February	17.19	15.20	172.3	17.43	15.44	132.2
March	16.37	14.10	214.4	16.80	14.27	192.4
April	16.01	14.10	179.6	16.74	14.94	146.2
May	15.92	13.53	177.0	16.30	13.84	181.4
June	15.74	14.52	157.4	16.10	14.77	163.3
July	17.00	14.99	149.2	17.82	15.42	148.3
August	17.49	14.99	210.7	17.74	15.07	257.0
September	18.17	14.78	178.5	18.25	14.21	204.5
October	15.84	13.42	133.1	15.08	12.80	159.7
November	15.24	12.58	167.2	15.04	12.08	142.9
December	14.48	11.08	123.3	14.26	10.80	142.6

	Kinross Common Shares on the TSX			Kinross Common Shares on the NYSE
	High	Low	Trading Volume (in millions of shares)	High	Low	Trading Volume (in millions of shares)
	(CDN Dollars)	(CDN Dollars)		(US Dollars)	(US Dollars)
Fiscal Year Ending December 31, 2010
January	21.80	17.23	91.7	21.12	16.15	123.0
February	20.29	17.26	95.4	19.46	16.13	141.7
March	19.90	17.18	96.6	19.36	16.75	120.4
April	19.68	17.45	95.8	19.47	17.25	108.4
May	19.89	17.40	121.7	19.54	16.26	158.8
June	19.32	17.55	82.8	18.89	16.68	106.9
July	17.74	16.08	98.5	17.01	15.23	99.3
August	18.07	15.34	290.7	16.93	14.84	163.0
September	19.95	16.99	367.8	19.48	16.43	193.9
October	19.98	17.42	197.9	19.90	16.85	143.0
November	19.77	17.64	140.0	19.80	17.26	126.4
December	19.67	17.71	135.4	19.59	17.35	133.0

As of March 26, 2012 there were 7,941 registered holders of Kinross common shares.

DIRECTORS AND OFFICERS

DIRECTORS

Set forth below is information regarding the directors of Kinross as of March 29, 2012.

Name and Place of Residence	Principal Occupation	Director Since	Current Committees(1)

John A. Brough Toronto, Ontario Canada	Corporate Director	January 19, 1994	A, H, S

Tye W. Burt Toronto, Ontario Canada	President and Chief Executive Officer of Kinross	March 23, 2005	None

John K. Carrington Thornhill, Ontario Canada	Corporate Director	October 26, 2005	CG, CR, S

John M. H. Huxley Toronto, Ontario Canada	Corporate Director	May 31, 1993	A, H, CG

Kenneth C. Irving Toronto, Ontario Canada	Corporate Director	August 10, 2011	CG, CR

John A. Keyes The Woodlands, Texas United States	Corporate Director	March 3, 2003	CG, CR

Catherine McLeod-Seltzer Vancouver, British Columbia Canada	Chairman and Director, Pacific Rim Mining Corp.	October 26, 2005	H, CR

George F. Michals Vero Beach, Florida United States	Corporate Director	January 31, 2003	CG, H, S

John E. Oliver Halifax, Nova Scotia Canada	Corporate Director	March 7, 1995	H, S

Terence C.W. Reid Toronto, Ontario Canada	Corporate Director	January 5, 2005	A, CR

(1)  Committees: A-Audit and Risk, CG-Corporate Governance, CR-Corporate Responsibility, H-Human Resources, Compensation and Nominating, S-Special Committee.

Each of the directors has held the principal occupation set forth opposite his or her name, or other executive offices with the same firm or its affiliates, for the past five years.

Below is a biography of each of the directors of Kinross:

John A. Brough

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies on December 31, 2007, a position he had held since 1998.  From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry.  Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Accountant.  Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.  Mr. Brough is a member of the Institute of Corporate Directors and the Institute of Chartered Accountants of Ontario.

Tye W. Burt

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March 2005.  Prior to that, Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick. From December 2002 to February 2004, he was Executive Director of Corporate Development and a director of Barrick.  From May 2002 to December 2002, he was consulting on a full time basis to Barrick.  From 2000 to May 2002, he was President of Cartesian Capital Corp. Prior to 2000, Mr. Burt was Chairman of Deutsche Bank Canada and Managing Director of the Global Mining and Metals Group of Deutsche Bank AG. Mr. Burt was a director and Vice Chairman of the audit committee of the Ontario Financing Authority. Mr. Burt is Vice-Chair of the Board of Governors of the University of Guelph and a member of the Board of Governors of the Duke of Edinburgh’s Award Charter for Business. Mr. Burt sits as Kinross’s representative on Russia’s Foreign Investment Advisory Council. Mr. Burt is a member of the Law Society of Upper Canada. He holds a Bachelor of Laws from Osgoode Hall Law School and holds a Bachelor of Arts from the University of Guelph.

John K. Carrington

Mr. Carrington was the Vice-Chairman and a director of Barrick from 1999 through 2004.  Prior to that, Mr. Carrington was the Chief Operating Officer of Barrick from 1996 until February 2004.  He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively.  Prior to that, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Masters of Engineering (Mining).  He is a member of the Association of Professional Engineers of Ontario.

John M. H. Huxley

Mr. Huxley was most recently a Principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006.  Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States.  He holds a Bachelor of Laws degree from Osgoode Hall Law School. He is also a member of the Institute of Corporate Directors.

Kenneth C. Irving

Mr. Irving was, until July 2010, the CEO of Irving Oil Limited, having led the company’s operations and business development initiatives for over 10 years beginning in the late 1990s.  From April 1983 he held various front-line and management positions within Irving Oil. He received his Bachelor of Arts (Economics and Social Science) from Bishop’s University.

John A. Keyes

Mr. Keyes most recently held the position of President and Chief Operating officer of Battle Mountain Gold Company from 1999 until his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain Gold Company with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia.  Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and completed an executive Masters of Business Administration program at the University of Toronto.  Mr. Keyes has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.  He is also a member of the Institute of Corporate Directors.

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer is the non-executive/independent Chairman and a director of Pacific Rim Mining Corp. She has been an officer and director of Pacific Rim Mining Corp. since 1997.  From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992.  From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92).  She has a Bachelor’s degree in Business Administration from Trinity Western University.

George F. Michals

Mr. Michals retired as President of Baymont Capital Resources Inc., an investment holding company, in 2007.  Mr. Michals has also served as an active member on the boards of a number of private and public companies.  Prior to January 2003, Mr. Michals was the Chairman of the board of TVX Gold Inc. and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited.  He holds a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

John E. Oliver

Mr. Oliver was most recently Senior Vice President, Atlantic Region, of Bank of Nova Scotia from March 2004 until his retirement in August, 2008.  Mr. Oliver was the Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia from October 1999 to March 2004.  From 1997 to 1999 he was the Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia. Mr. Oliver is Chair of the Canadian Museum of Immigration, a Federal Crown Corporation and Vice Chair, Autism Nova Scotia.  He was appointed the Independent Chairman of the Company in August 2002.

Terence C.W. Reid

Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business.  Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager.  Mr. Reid has served on a number of investment industry committees and was the Chairman of the Montreal Stock Exchange. Mr. Reid holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto. Mr. Reid is a graduate of the Director Education Program of the Institute of Corporate Directors.

CORPORATE GOVERNANCE

The corporate governance practices established by Kinross’ board of directors are described in Kinross’ latest management information circular for its annual meeting of shareholders available at www.sedar.com.  Details of Kinross’ corporate governance practices compared to the corporate governance listing standards of the New York Stock Exchange are available for review on Kinross’ website at www.kinross.com under the corporate governance section of the website.

OFFICERS

The following table sets forth the names of each of the executive and certain other officers of Kinross and all offices held by each of them as of March 29, 2012.

Name	Office Held

RICK A. BAKER Sparks, Nevada, United States	Senior Vice President, Environment and Project Permitting

PAUL H. BARRY Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer

TYE W. BURT Toronto, Ontario, Canada	President and Chief Executive Officer

LISA J. COLNETT Toronto, Ontario, Canada	Senior Vice President, Human Resources and Corporate Services

JAMES CROSSLAND Toronto, Ontario, Canada	Executive Vice President, External Relations & Corporate Responsibility

GREG ETTER San Antonio, Texas, United States	Senior Vice-President, General Counsel and Government Relations, Americas

FRANK DE COSTANZO Toronto, Ontario, Canada	Vice President and Treasurer

GEOFFREY P. GOLD Toronto, Ontario, Canada	Executive Vice President and Chief Legal Officer

BRANT E. HINZE Toronto, Ontario, Canada	Executive Vice President and Chief Operating Officer

JOHN E. OLIVER Halifax, Nova Scotia, Canada	Independent Chairman

SHELLEY M. RILEY Toronto, Ontario, Canada	Vice President, Administration and Corporate Secretary

J. PAUL ROLLINSON Toronto, Ontario, Canada	Executive Vice President, Corporate Development

The following sets forth biographical information for each of the above officers of Kinross who is not also a director of Kinross:

Rick A. Baker was appointed Senior Vice President, Environmental, Health & Safety on March 1, 2005 and assumed the newly created role of Senior Vice President, Environment and Project Permitting in September 2009.  Prior to that Mr. Baker held the positions of Vice President, Operations from October 2003 to February 2005 and Vice President and General Manager, Reclamation Operations from March to September 2003 of Kinross Gold U.S.A., Inc., a wholly-owned subsidiary of Kinross.  Prior to that, he held the positions of General Manager, from August 2001 to February 2002 and Operations Manager from April 2000 to July 2001, respectively, with Fairbanks Gold Mining, Inc. a wholly-owned subsidiary of Kinross.  From July 1997 to March 2000, Mr. Baker was General Manager, McCoy/Cove Operation, Echo Bay Minerals Company.

Paul H. Barry was appointed Executive Vice President and Chief Financial Officer effective March 31, 2011.  He joins Kinross following a career in the United States, where from 2009 to 2011, he was an independent consultant in Washington, D.C. and, among other projects, advised the First Deputy Mayor for the City of Los Angeles on critical strategic and financial initiatives.  From 2007 to 2009, Paul was Senior Vice-President and Chief Financial Officer of Pepco Holdings, Inc., and from 2002 to 2007 he held several positions at Duke Energy Corporation, including Senior Vice-President and Chief Development Officer.  Mr. Barry holds a Bachelor of Science degree in finance from Northeastern University, and a Master of Business Administration degree from Harvard University.

Lisa J. Colnett was appointed Senior Vice President, Human Resources and Corporate Services effective November 2008.  She joined Kinross from Celestica Inc., where she most recently held the position of Senior Vice President, Human Resources.  As one of Celestica’s founding executives, she held of a number of senior roles within the organization, including President, Memory Division and Chief Information Officer.  Prior to joining Celestica, Lisa spent 13 years in manufacturing and operations at IBM Canada.  Ms. Colnett holds an Honours B.A. in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

James Crossland joined Kinross in June 2007 as Senior Vice President, Government Relations and Corporate Affairs and was appointed Executive Vice President, External Relations and Corporate Responsibility in September, 2009.  From October 2003 to May 2007, he was Executive Vice President of Cossette Communication Group Inc.  Prior to that, from 2000 to 2002, he served as Executive Vice President and, subsequently, President, of National Public Relations.

Frank C. De Costanzo was appointed Vice President and Treasurer in September 2010.  Prior to his current role, Mr. De Costanzo was the Finance Director International for Pitney Bowes Business Insight from October 2007 to August 2010, in London UK.  From 1998 to 2007, Mr. De Costanzo worked at Pitney Bowes Inc. as Assistant Treasurer and then Director Internal Audit.  Prior to Pitney Bowes, Mr. De Costanzo spent fourteen years in commercial banking treasury, including working at the Dai-Ichi Kangyo Bank Ltd. (now Mizuho Bank) and The Union Bank of Switzerland.  Mr. De Costanzo has a Bachelor of Science degree in finance from Providence College and a Masters of Business Administration degree from the University of Connecticut.

Geoffrey P. Gold was appointed Executive Vice President and Chief Legal Officer on February 21, 2008.  Prior to that, he had been Senior Vice President and Chief Legal Officer since May 2006.  Prior to that, he was Vice President, Assistant Secretary and Associate General Counsel for Placer Dome Inc. from 2001 until 2006; Assistant Secretary and Associate General Counsel for Placer Dome Inc. from 1999 to 2001; General Counsel and Secretary for Placer Dome North America from 1998 to 1999; and held other legal positions with Placer Dome from 1994 to 1998.  Mr. Gold holds a Bachelor of Commerce (Honours) and a Bachelor of Laws from the University of British Columbia.

Brant E. Hinze was appointed Executive Vice-President and Chief Operating Officer in October 2010.  Prior to that Mr. Hinze was most recently Senior Vice-President, North American Operations, for Newmont Mining Corporation.  From 2002 to 2005, Mr. Hinze was General Manager of Newmont’s Yanacocha Project in Peru.  Prior to Yanacocha, he managed other operations for the company in the United States, Bolivia and Indonesia. From 1985 to 1991, Mr. Hinze held technical and managerial positions at the McCoy-Cove and Lupin operations of Echo Bay Minerals, which Kinross acquired in 2003.  Mr. Hinze has a Mining Engineering degree from the University of Idaho.

Shelley M. Riley has been the Corporate Secretary of Kinross since June 1993 and was appointed Vice President, Administration and Corporate Secretary in September 2005.

J. Paul Rollinson was appointed Executive Vice President, Corporate Development, in September 2009.  Paul joined Kinross as Executive Vice President, New Investments in September 2008 after a long career in investment banking, most recently as the Deputy Head of Investment Banking at Scotia Capital. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. He also served as Managing Director / Head of Americas for the mining group within Deutsche Bank AG, and, before that, was a senior member of the mining team at BMO Nesbitt Burns. Paul has an Honours BSc in Geology from Laurentian University and an MEng in Mining from McGill University.

As at March 26, 2012, the directors and executive officers of Kinross, as a group owned, directly or indirectly, or exercised control or direction over 1,260,814 common shares of Kinross, representing less than one percent of the total number of common shares outstanding before giving effect to the exercise of options or other convertible securities held by such directors and officers.  The statement as to the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised by the directors and officers of Kinross as a group is based upon information provided by the directors and officers.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities to affect materially the control of Kinross is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade order which superseded a temporary management cease trade order dated April 1, 2005 against all the directors and officers of the Company in connection with the Company’s failure to file its audited financial statements for the year ended December 31, 2004.  The missed filings resulted from questions raised by the SEC about certain accounting practices related to the accounting for goodwill.  The following current officers and directors of Kinross were the subject of the Ontario Securities Commission’s order:  J. Brough, J. Huxley, J. Keyes, G. Michals, T. Reid, J. Oliver, R. Baker, S. Riley and T. Burt.  A similar order was issued by the Nova Scotia Securities Commission against Mr. John Oliver dated July 6, 2005.  These management cease trade orders were lifted on February 22, 2006 when the Company completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities of Kinross to affect materially the control of Kinross has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

CONFLICT OF INTEREST

To the best of Kinross’ knowledge, and other than as disclosed in this Annual Information Form, in the notes to Kinross’ financial statements and its MD&A, there are no known existing or potential conflicts of interest between Kinross and any director or officer of Kinross, except as disclosed below and that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Kinross and their duties as a director or officer of such other companies.

The directors and officers of Kinross are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and Kinross will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Annual Information Form, the notes to the Company’s financial statements and its MD&A, since January 1, 2006, no director, executive officer or 10% shareholder of Kinross or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Kinross’ common shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, telephone 1-800-663-9097.

MATERIAL CONTRACTS

Kinross Material Contracts

The only material contracts entered into by the Company within the financial year ended December 31, 2011 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

The indenture dated August 22, 2011 between Kinross and Wells Fargo Bank, National Association, as trustee, governing the $1 billion offering of debt securities.  See “General Development of the Business — Three Year History”.

The registration rights agreement between Kinross and a group of purchasers, dated August 22, 2011, relating to the $1 billion offering of debt securities.  See “General Development of the Business — Three Year History”.

INTERESTS OF EXPERTS

The Company’s independent auditors for fiscal 2011, KPMG LLP, have audited the consolidated financial statements of Kinross for the two years ended December 31, 2011.  In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Mr. Robert Henderson is the qualified person who supervised the preparation of the property descriptions, except for the Tasiast property description, and the Company’s mineral reserve and mineral resource estimates as at December 31, 2011.  Mr. Henderson was an officer of the Company as at December 31, 2011.

Mr. Mark Sedore is the qualified person who supervised the preparation of the Tasiast property description contain herein.  Mr. Sedore is an officer of the Company.

Messrs. Wayne Barnett and Marek Nowak are the qualified persons who supervised the preparation of the mineral reserve and mineral resource estimates for the White Gold Property. Messrs. Barnett and Nowak are employed by SRK Consulting.

The experts named in this section beneficially owned, directly or indirectly, less than 1% of any class of shares of the Company’s outstanding shares at the time of the preparation of the reserve and resource estimates and the technical reports.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee’s charter sets out its responsibilities and duties, qualifications for membership and reporting to the Company’s board of directors.  A copy of the charter is attached hereto as Schedule “A”.

As of the date of this Annual Information Form, the members of the Company’s Audit and Risk Committee are John Brough (Chairman), John Huxley and Terence Reid.  Each of Messrs. Brough, Huxley and Reid are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).  In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.  Mr. Brough is a “financial expert” in accordance with SEC requirements.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit and Risk Committee member that is relevant to the performance of his responsibilities as an Audit and Risk Committee member.

John A. Brough

Mr. Brough holds a Bachelor of Arts (Economics) degree from the University of Toronto and is a Chartered Accountant.  Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management and is a member of the Institute of Corporate Directors.  Mr. Brough had been President of both Torwest Inc. and Wittington Properties Limited, real estate companies from 1998 until his retirement on December 31, 2007.  Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc.  Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996.  Mr. Brough is an executive with over 30 years of experience in the real estate industry.  He is currently lead director and Chairman of the Audit Committee of Silver Wheaton Corp., a director of Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund and a director and Chairman of the Audit Committee of CREIT.

John M.H. Huxley

Mr. Huxley has a Bachelor of Laws degree, and was most recently a principal of Algonquin Management Inc., the manager of Algonquin Power Income Fund, from 1997 to 2006.  Prior to that Mr. Huxley was President of Algonquin Power Corporation.

Terence C.W. Reid

Mr. Reid holds a diploma in law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto.  Mr. Reid retired as Vice Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations.  Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager.  Mr. Reid has served on a number of investment industry committees and was Chairman of the Montreal Stock Exchange.  Mr. Reid is a director of Norcast Income Fund and Pizza Pizza Property Fund.

Pre-Approval Policies and Procedures

The Audit and Risk Committee has formalized its approach to non-audit services by the external auditors in its charter, a copy of which is attached hereto as Schedule “A”.

External Auditor Service Fees

Audit Fees

The audit fees billed by the Company’s external auditors for the financial year ended December 31, 2011 were Cdn$3,259,000 (December 31, 2010 — Cdn$2,736,000).

Audit-Related Fees

The audit-related fees billed by the Company’s external auditors for the financial year ended December 31, 2011 were Cdn$163,000 (December 31, 2010 — Cdn$842,000) relating to translation services.

Tax Fees

The tax fees in respect of tax compliance and tax advice billed by the Company’s external auditors for the financial year ended December 31, 2011 were Cdn$242,000 (December 31, 2010 — Cdn$196,000).

All Other Fees

Cdn$367,000 was paid to the Company’s external auditors in 2011 under this caption (December 31, 2010 — Cdn$719,000).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual meeting of shareholders.  Additional financial information is provided in the Company’s audited consolidated financial statements and the MD&A for the financial year ended December 31, 2011.

GLOSSARY OF TECHNICAL TERMS

adularia

A variety of orthoclase, a mineral part of the feldspar group.  A common mineral of granitic rocks.

alluvial

Referring to material which has been placed by the action of surface water.

arsenopyrite

The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

assay

To determine the value of various elements within an ore sample, streambed sample, or valuable metal sample.

B2 horizon

A local geological term identifying a particular formation of rock.

ball mill

A steel cylinder filled with steel balls into which crushed ore is fed.  The ball mill is rotated, causing the balls to cascade and grind the ore.

basalt

An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

belt

A series of mineral deposits occurring in close proximity to eachother, often with a common origin.

biotite

A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

boudins

Series of sausage-shaped segments occurring in a boudinage structure.  Boudinage occurs when bed sets are divided by cross-fractures into pillowlike segments.  The cross-fractures are not sharp, but rather rounded, and may be compared with the necks that develop in ductile metal pieces under tension.  The overall resulting appearance is that of a string of linked sausages when observed in section.

breccia

A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

carbon-in-leach

A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

carbon-in-pulp

A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide.  Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

care and maintenance

The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced.  The mill and associated equipment is being cared for and maintained until operations re-commence.

cathode

A rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wire-bars, billets, ingots, etc.

chalcopyrite

A copper mineral composed of copper, iron and sulphur.  This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

chert

A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

chlorite

1. The mineral group chamosite, clinochlore, cookeite, gonyerite, nimite, orthochamosite, pennantite, and sudoite.  2. Chlorites are associated with and resemble micas (the tabular crystals of chlorites cleave into small, thin flakes or scales that are flexible, but not elastic like those of micas); they may also be considered as clay minerals when very fine grained. Chlorites are widely distributed, especially in low-grade metamorphic rocks, or as alteration products of ferromagnesian minerals.

circuit

A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

clay

An extremely fine-grained natural earthy material composed primarily of hydrous aluminum silicates. It may be a mixture of clay minerals and small amounts of nonclay materials or it may be predominantly one clay mineral. The type is determined by the predominant clay mineral. Clay is plastic when sufficiently pulverized and wetted, rigid when dry, and vitreous when fired to a sufficiently high temperature.

core

The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

cut-off grade

The lowest grade of mineral resources considered economic; used in the calculation of reserves in a given deposit.

cyanidation

A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.  May be carried out in tanks inside a mill or in heaps of ore out of doors.

cyclone underflow

A coarser sized fraction, which leaves via apex aperture of hydrocyclone.

dedicated pad

An area of topography where gold ore will be placed in order to be leached.  The ore will remain permanently upon this pad upon the completion of the gold extraction.

dilution

The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

doré

Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

electrowinning

Recovery of a metal from a solution by means of electro-chemical processes.

epithermal

Said of a hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. Also, said of that depositional environment.

fault

A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.

feldspar

1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite.  2. The mineral group albite, andesine, anorthite, anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

flocculent

A chemical used to promote the formation of denser slurries.

flotation

A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.

fold

Any bending or wrinkling of rock strata.

formation

Unit of sedimentary rock of characteristic composition or genesis.

galena

A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

garnet

The silicate minerals almandine, andradite, calderite, goldmanite, grossular, hibshite, katoite, kimzeyite, knorringite, majorite, pyrope, schlorlomite, spessartine, and uvarovite.

gold

A yellow malleable ductile high density metallic element resistant to chemical reaction, often occurring naturally in quartz veins and gravel, and precious as a monetary medium, in jewellery, etc.  Symbol — Au.

gold equivalent production

Gold equivalent production represents gold production plus silver production computed into gold ounces using a market price ratio.

grade

The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.

Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

gravity recovery circuit

Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock.  Typically used are shaking tables, spirals, etc.

greenschist

A metamorphosed basic igneous rock, which owes its color and schistosity to abundant chlorite.

heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content.  The gold-laden solution is collected for gold recovery.

hedging

Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

high-grade

Rich ore.  As a verb, it refers to selective mining of the best ore in a deposit.

high rate thickener

A type of equipment used to perform solid liquid separation.  Slurry (a mixture of rock and water) is fed into this unit with a clear solution produced in one stream and a moist solid produced in the second stream.

HQ

A diamond drill core measuring 2.500 inches in diameter (6.35 centimetres).

intrusive

Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

leach

A method of extracting gold from ore by a chemical solution usually containing cyanide.

lode

Vein of metal ore.

low-grade

A term applied to ores relatively poor in the metal they are mined for; lean ore.

mafic

Containing or relating to a group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.

metamorphism

The process by which the form or structure of rocks is changed by heat and pressure.

mica

1. A group of phyllosilicate minerals having the general composition, X2Y4-6Z8O20(OH,F) where X=(Ba,Ca,Cs,H3O,K,Na,NH4), Y=(Al,Cr,Fe,Li,Mg,Mn,V,Zn), and Z=(Al,Be,Fe,Si); may be monoclinic, pseudohexagonal or pseudo-orthorhombic; soft; perfect basal (micaceous) cleavage yielding tough, elastic flakes and sheets; colorless, white, yellow, green, brown, or black; excellent electrical and thermal insulators (isinglass); common rock-forming minerals in igneous, metamorphic, and sedimentary rocks.  2. The mineral group anandite, annite, biotite, bityite, celadonite, chernykhite, clintonite, ephesite, ferri-annite, glauconite, hendricksite, kinoshitalite, lepidolite, margarite, masutomilite, montdorite, muscovite, nanpingite, norrishite, paragonite, phlogopite, polylithionite, preiswerkite, roscoelite, siderophyllite, sodium phlogopite, taeniolite, tobelite, wonesite, and zinnwaldite.

micaceous

Consisting of or containing mica; e.g., a micaceous sediment.

mill

A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

mineral claim

A mineral claim usually authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.

mineralization

The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term, incorporating various types; e.g., fissure filling, impregnation, and replacement.

muscovite

A monoclinic mineral, Kal2(Si3Al)O10(OH,F)2; mica group; pseudohexagonal; perfect basal cleavage; forms large, transparent, strong, electrically and thermally insulating, stable sheets; a common rock-forming mineral in silicic plutonic rocks, mica schists, gneisses, and commercially in pegmatites; also a hydrothermal and weathering product of feldspar and in detrital sediments.

net smelter return

A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

open pit

A mine that is entirely on surface.  Also referred to as open-cut or open-cast mine.

oligocene

An epoch of the early Tertiary Period, after the Eocene and before the Miocene; also, the corresponding worldwide series of rocks. It is considered to be a period when the Tertiary is designated as an era.

oxidation

A reaction where a material is reacted with an oxidizer such as pure oxygen or air in order to alter the state of the material.

paleozoic

The era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.

phases

Stages in time and/or composition in forming the rock.

placer

A place where gold is obtained by the washing of materials: rocks, boulders, sand, clay, etc. containing gold or other valuable minerals by the elements. These are deposits of valuable minerals, in Kinross’ case, native gold, which are found in the form of dust, flakes, grains, and nuggets. In the United States mining law, mineral deposits, not veins in place, are treated as placers as far as locating, holding, and patenting are concerned. The term “placer” applies to ancient (Tertiary) gravel as well as to recent deposits, and to underground (drift mines) as well as surface deposits.

porphyry

An igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-granted groundmass.

pyrite

A yellow iron sulphide mineral, normally of little value.  It is sometimes referred to as “fool’s gold.”

pyroclastic

Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

qualified person

an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

quartz

Common rock-forming mineral consisting of silicon and oxygen.

quartzite

1. A granoblastic metamorphic rock consisting mainly of quartz and formed by recrystallization of sandstone or chert by either regional or thermal metamorphism; metaquartzite.  2. A very hard but unmetamorphosed sandstone, consisting chiefly of quartz grains that are so completely cemented with secondary silica that the rock breaks across or through the grains rather than around them; an orthoquartzite.  3. Stone composed of silica grains so firmly cemented by silica that fracture occurs through the grains rather than around them.  4. As used in a general sense by drillers, a very hard, dense sandstone.  5. A granulose metamorphic rock consisting essentially of quartz.  6. Sandstone cemented by silica that has grown in optical continuity around each fragment.

reclamation

The restoration of a site after mining or exploration activity is completed.

recovery

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

run-of-mine

Said of ore in its natural, unprocessed state; pertaining to ore just as it is mined.

reusable pad ore

Ore which is processed on a reusable pad.  The reusable pad is an area where heap leaching takes place on ore material temporarily placed onto it.  Upon completion of leaching, the ore is removed from the pad and sent to disposal.  New material is then applied.

sample

A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

schist

A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

sedimentary rocks

Secondary rocks formed from material derived from other rocks and laid down under water.  Examples are limestone, shale and sandstone.

semi-autogenous (SAG) mill

A steel cylinder with steel balls into which run-of-mine material is fed.  The ore is ground in the action of large lumps of rock and steel balls.

sericite

A white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks (especially in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits. It is commonly muscovite or very close to muscovite in composition, but may also include paragonite and illite.

shear zone

A geological term used to describe a geological area in which shearing has occurred on a large scale.

silica

The chemically resistant dioxide of silicon, SiO2; occurs naturally as five crystalline polymorphs: trigonal and hexagonal quartz, orthorhombic and hexagonal tridymite, tetragonal and isometric cristobalite, monoclinic coesite, and tetragonal stishovite. Also occurs as cryptocrystalline chalcedony, hydrated opal, the glass lechatelierite, skeletal material in diatoms and other living organisms, and fossil skeletal material in diatomite and other siliceous accumulations. Also occurs with other chemical elements in silicate minerals.

slurry

Fine rock particles are suspended in a stream of water.

sphalerite

A zinc mineral which is composed of zinc and sulphur.  It has a specific gravity of 3.9 to 4.1.

stock

A magma that has intruded into preexisting rock in a columnar shape typically a kilometre or more in diameter.

stockpile

Broken ore heaped on surface, pending treatment or shipment.

stockwork

A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

tailings

The material that remains after all metals considered economic have been removed from ore during milling.

terrane

Area of land of a particular character, e.g., mountainous, swampy.

tuff

Rock composed of fine volcanic ash.

vein

A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

volcanics

A general collective term for extrusive igneous and pyroclastic material and rocks.

zone

An area of distinct mineralization.

SCHEDULE “A”

KINROSS GOLD CORPORATION
(“KINROSS”)

CHARTER OF THE

AUDIT AND RISK COMMITTEE

I.              Purpose

The Audit and Risk Committee shall provide assistance to the Board of Directors in fulfilling its financial reporting and risk oversight responsibilities to the shareholders of Kinross and the investment community.  The Audit and Risk Committee’s primary duties and responsibilities are to:

•      Oversee (i) the integrity of Kinross’ financial statements; (ii) Kinross’ compliance with legal and regulatory requirements regarding financial disclosure; (iii) the independent auditors’ qualifications and independence; and (iv) the performance of Kinross’ internal audit function.

•      Serve as an independent and objective party to monitor Kinross’ financial reporting processes and internal control systems.

•      Review and appraise the audit activities of Kinross’ independent auditors and the internal auditing functions.

•      Annually evaluate the performance of the Audit and Risk Committee in light of the requirements of its Charter.

•      Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.  The Audit and Risk Committee will meet, periodically, with management, with the members of the internal audit function and with the independent auditors.

•      Oversee the Kinross’ process for identifying and managing business risks.

•      Review the use of derivative and hedging programs to manage operational, financial and currency risk.

•      Review and approval of Internal Audit Charter.

•      Review Kinross’ overall tax plan and any material tax planning initiatives.

•      Review, evaluate and oversee the periodic replacement of the lead audit partner of the independent auditors.

The primary responsibility of the Committee is to oversee Kinross’ financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board of Directors.  While the Committee has the responsibilities and powers provided in this Charter, it is the responsibility of management and the external auditors, not the responsibility of the Committee, to plan and conduct audits and to prepare and determine

November, 2011

that Kinross’ financial statements are complete and accurate and are in accordance with generally accepted accounting principles.  It is also the responsibility of management to establish, document, maintain and review systems of internal control and maintain the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and applicable laws.  Absent knowledge to the contrary (the details of which shall be promptly reported to the Board of Directors), each member of the Committee is entitled to rely on the accuracy of the financial and other information provided to the Committee by management and the external auditors and any representations made by management or the external auditors as to any non-audit services provided to Kinross or any of its subsidiaries.

II.            Composition

The Audit and Risk Committee shall be comprised of at least three directors.  Each Committee member shall be an “independent director” as determined in accordance with applicable legal requirements for Audit and Risk Committee service, including the requirements of National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), as such rules are revised, updated or replaced from time to time.  A copy of such requirements is reproduced in Schedule “A” attached hereto.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission, as revised, updated or replaced from time to time. A copy of such requirements reproduced in Schedule “A” attached hereto.

No director may serve as a member of the Committee if such director serves on the Audit and Risk Committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit and Risk Committee, and this determination is disclosed in the annual management information circular.

The Committee members will be appointed by the Board of Directors annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

The Board of Directors may remove a member of the Committee at any time in its sole discretion by resolution of the Board of Directors.  Unless a Chair of the Committee is appointed by the full Board of Directors, the members of the Committee may designate a Chair of the Committee by majority vote of the full membership of the Committee.

III.           Responsibilities and Powers

Responsibilities and powers of the Audit and Risk Committee include:

•      Annually reviewing and recommending revisions to the Charter, as necessary, for consideration by the Board of Directors.

•      Reviewing disclosure respecting the activities of the Audit and Risk Committee included in Kinross’ annual filings.

•      Subject to the powers of the Board of Directors and the shareholders under Kinross’ articles and by-laws and under the Business Corporations Act (Ontario), the Audit and Risk Committee is responsible for the selection, appointment, oversight, evaluation, compensation, retention and, if necessary, the replacement of the independent auditors who prepare or issue an auditors’ report or perform other audit, review or attest services for Kinross.

•      Overseeing procedures relating to the receipt, retention and treatment of complaints received by Kinross regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the listed issuer of concerns regarding questionable accounting of auditing matters, pursuant to Kinross’ whistleblower policy, or otherwise.

•      Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit and Risk Committee.

•      Requiring that the auditors report directly to the Audit and Risk Committee and be accountable to the Board and the Audit and Risk Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

•      Reviewing the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Kinross and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement.  Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

•      Requiring the external auditors to provide the Committee with all reports which the external auditors are required to provide to the Committee or the Board of Directors under rules, policies or practices of professional or regulatory bodies applicable to external auditors.

•      Prohibiting the independent auditors from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•      bookkeeping or other services related to the accounting records or financial statements of Kinross;

•      financial information systems design and implementation;

•      appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•      actuarial services;

•      internal audit outsourcing services;

•      management functions or human resources;

•      broker or dealer, investment adviser or investment banking services;

•      legal services and expert services unrelated to the audit; and

•      any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•      Approving any permissible non-audit engagements of the independent auditors in accordance with applicable laws.

•      Obtaining from the independent auditors in connection with any audit a timely report relating to the Kinross’ annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any “management” letter or schedule of unadjusted differences.

•      Meeting with the auditors and financial management of Kinross to review the scope of the proposed audit for the current year, and the audit procedures to be used.

•      Reviewing with management and the independent auditors:

•      Kinross’ annual and interim financial statements and related notes, management’s discussion and analysis, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with regulators, and:

•      reviewing with management, significant judgments affecting the financial statements, including any disagreements between the external auditors and management

•      discussing among the members of the Committee, without management or the independent auditors present, the information disclosed to the Committee

•      receiving the assurance of both financial management and the independent auditors that Kinross’ financial statements are fairly presented in conformity with Canadian GAAP in all material respects

•      discussing with management the use of “pro forma” or “non GAAP information” in Kinross’ continuous disclosure documents.

•      discussing with management and counsel any matter, including any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Kinross and the manner in which any such matter has been described in the financial statements.

•      reviewing the effect of any regulatory and accounting initiatives, including any off balance sheet structures, on Kinross’ financial statements.

•      The financial reporting of any transactions between Kinross and any officer, director or other “related party” (including any significant shareholder) or any entity in which any person has a financial interest and any potential conflicts of interest.

•      Any significant changes in the independent auditors’ audit plan.

•      Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

•      Reviewing the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on Kinross’ financial statements.

•      With respect to the internal auditing department,

(i)              reviewing the appointment and replacement of the director of the internal auditing department;

(ii)             advising the director of the internal auditing department that he or she is expected to provide to the Audit and Risk Committee copies of significant reports to management prepared by the internal auditing department and management’s responses thereto; and

(iii)            considering if the internal auditing department has the resources needed to carry out its responsibilities.

•      With respect to accounting principles and policies, financial reporting and internal control over financial reporting,

(i)            to advise management, the internal auditing department and the independent auditors that they are expected to provide to the Audit and Risk Committee a timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and internal control over financial reporting;

(ii)           to consider any reports or communications (and management’s and/or the internal audit department’s responses thereto) submitted to the Audit and Risk Committee by the independent auditors required by or referred to in SAS 61 (as codified by AU Section 380), as it may be modified or supplemented or other professional standards, including reports and communications related to:

•      deficiencies, including significant deficiencies or material weaknesses, in internal control identified during the audit or other matters relating to internal control over financial reporting;

•      consideration of fraud in a financial statement audit;

•      detection of illegal acts;

•      the independent auditors’ responsibility under generally accepted auditing standards;

•      any restriction on audit scope;

•      significant accounting policies;

•      significant issues discussed with the national office respecting auditing or accounting issues presented by the engagement;

•      management judgments and accounting estimates;

•      any accounting adjustments arising from the audit that were noted or proposed by the auditors but were passed (as immaterial or otherwise);

•      the responsibility of the independent auditors for other information in documents containing audited financial statements;

•      disagreements with management;

•      consultation by management with other accountants;

•      major issues discussed with management prior to retention of the independent auditors;

•      difficulties encountered with management in performing the audit;

•      the independent auditors’ judgments about the quality of the entity’s accounting principles;

•      reviews of interim financial information conducted by the independent auditors; and

•      the responsibilities, budget and staffing of the Company’s internal audit function.

•      Satisfying itself that adequate procedures are in place for the review of Kinross’ public disclosure of financial information extracted or derived from Kinross’ financial statements, other than the annual and interim financial statements and related notes, management’s discussion and analysis, earnings releases and the annual information form and assessing the adequacy of such procedures periodically.

•      Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Kinross.

•      Reviewing the quality and appropriateness of Kinross’ accounting policies and the clarity of financial information and disclosure practices adopted by Kinross and considering the independent’s auditor’s judgments about the quality and appropriateness of Kinross’ accounting principles and financial disclosure practices, as applied in its financial reporting and whether the accounting principles and underlying estimates are common or minority practices.

•      Establishing procedures: (i) for receiving, handling and retaining of complaints received by Kinross regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•      Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

•      Making inquires of management and the independent auditors to identify significant, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Kinross.

•      Reviewing the adequacy of Kinross’ disaster recovery plan to consider if operations can be resumed as quickly and efficiently as possible following the occurrence of any disaster.

•      Reviewing reports of compliance with Kinross’ policies on internal controls.

•      Discussing any earnings guidance provided to analysts and rating agencies.

•      Reviewing any significant tax exposures and tax planning initiatives intended to promote compliance with applicable laws while minimizing tax costs.

•      At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) (to assess the auditors’ independence) all relationships between the independent auditors and Kinross, including each non-audit service provided to the Company and at least the matters set forth in Independent Standards Board No.1.

•      Setting clear hiring policies for partners, employees or former partners and former employees of the independent auditors.

•      Engaging and compensating (for which Kinross will provide appropriate funding) independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

•      Reporting disclosure respecting the mandate of the Committee and the Committee’s activities included in Kinross’ Management Information Circular prepared for the annual and general meeting of shareholders and Kinross’ Annual Information Form.

IV.           Risk Identification and Oversight

•      Review of the principal risks of Kinross’ business and operations, and  any other circumstances and events that could have a significant impact on Kinross’ assets and stakeholders. Discussing with management potential risks to Kinross’ business and operations, their likelihood and magnitude and assessing the steps management has taken to minimize such risks.

•      Assessing the overall process for identifying Kinross’ principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks.

•      Reviewing with senior management annually, Kinross’ general liability, property and casualty insurance policies and considering the extent of any uninsured exposure and the adequacy of coverage.

•      Reviewing disclosure respecting the oversight of management of Kinross’ principal business and operational risks.

V.            Meetings and Other Matters

The Audit and Risk Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year.  Meetings may be held at any time deemed appropriate by the Committee.

The Audit and Risk Committee will meet periodically with representatives of the independent auditors, appropriate members of management and personnel responsible for the internal audit function, all either individually or collectively as may be required by the Committee.

The Audit and Risk Committee will also meet periodically without management present.

The independent auditors will have direct access to the Committee at their own initiative.

The Chair of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

Kinross shall provide for appropriate funding, as determined by the Audit and Risk Committee, in its capacity as a committee of the Board, for payment of:

1.             Compensation to the independent auditors and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company;

2.             Compensation of any advisers employed by the Audit and Risk Committee; and

3.             Ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

Schedule “I”

Independence Requirement of National Instrument 52-110

A member of the Audit and Risk Committee shall be considered “independent”, in accordance with National Instrument 52-110 - Audit and Risk Committees (“NI 52-110”), subject to the additional requirements or exceptions provided in NI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member’s independent judgment.  The following persons are considered to have a material relationship with the Company and, as such, can not be a member of the Audit and Risk Committee:

(a)           an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)           an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)           an individual who:

(i)            is a partner of a firm that is the Company’s internal or external auditor;

(ii)           is an employee of that firm; or

(iii)          was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)           an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)            is a partner of a firm that is the Company’s internal or external auditor;

(ii)           is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)          was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)           an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)            an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for Audit and Risk Committee purposes, any individual who:

(a)           has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)           is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

(a)           an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)           an entity in which such individual is a partner, member, an officer such as a managing director occupying  a  comparable  position  or executive  officer,  or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company.

In addition:

(a)           A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)           A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)           A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.

(d)           A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)           A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit and Risk Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an Audit and Risk Committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the Audit and Risk Committee, the board of directors, or any other board committee:

(a)            Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

(b)           Be an affiliated person of the issuer or any subsidiary thereof.

An “affiliated person” means a person who directly or indirectly controls Kinross, or a director who is an employee, executive officer, general partner or managing member of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Kinross.

Financial Literacy Under National Instrument 52-110

“Financially literate”, in accordance with NI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert under SEC Rules

An Audit and Risk Committee financial expert is defined as a person who has the following attributes:

(a)           an understanding of generally accepted accounting principles and financial statements;

(b)           the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)           experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)           an understanding of internal controls and procedures for financial reporting; and

(e)           an understanding of Audit and Risk Committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an Audit and Risk Committee financial expert and must have acquired such attributes through one or more of the following means:

(a)           education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

(b)           experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)           experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)           other relevant experience.

Exceptions to Independence Requirements of NI 52-110 for Audit and Risk Committee Members

Every Audit and Risk Committee member must be independent, subject to certain exceptions relating to (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of the member; and (iv) the occurrence of certain exceptional circumstances.